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03007884

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

PROCESSED
APR 10 2003
THOMSON FINANCIAL

REGISTRANT'S NAME Holcim

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4093 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dly
DATE : 4/2/03


Holcim


AR/S
12-31-02

Laying solid foundations for tomorrow.

Holcim Ltd Annual Report 2002 – Preprint

Group Holcim

Financial data in million CHF	2002	2001	± %
Net sales	13,010	13,644	–4.6
Operating profit	1,903	1,945	–2.2
Operating profit margin in %	14.6	14.3	–
EBITDA	3,399	3,574	–4.9
EBITDA margin in %	26.1	26.2	–
Cash flow from operating activities	2,388	2,402	–0.6
Cash flow margin in %	18.4	17.6	–
Net income before minority interests	797	1,031	–22.7
Net income after minority interests	506	812	–37.7
Profit margin in %	3.9	6.0	–
Investments in property, plant and equipment net	1,252	1,730	–27.6
Financial investments net	245	1,949	–87.4
Depreciation and amortization	1,545	1,417	+9.0
Total assets	25,460	27,044	–5.9
Shareholders' equity[1]	9,435	10,383	–9.1
Shareholders' equity[1] in %	37.1	38.4	–
Volumes in million t			
Cement consumption Group countries[2]	550.2	525.4	+4.7
Production capacity cement	141.9	121.2	+17.1
Sales of cement and clinker	90.5	84.3	+7.4
Sales of aggregates	92.1	89.5	+2.9
Volumes in million m³			
Sales of ready-mix concrete	25.3	25.5	–0.8
Personnel as at 31.12.	51,115	47,362	+7.9

Holding Company

Financial data in million CHF	2002	2001	± %
Financial income	311.5	297.7	+4.6
Net income	200.5	203.9	–1.7
Shareholders' equity	3,930	3,918	+0.3
Gross dividend	195.1[5]	195.1	–

Key Figures per Share[3]

In CHF	2002	2001	± %
Earnings per dividend-bearing bearer share	12.97	21.20	–38.8
Earnings per dividend-bearing registered share	2.59	4.24	–38.9
Fully diluted earnings per bearer share	12.97	20.85	–37.8
Fully diluted earnings per registered share	2.59	4.17	–37.9
Shareholders' equity per bearer share[4]	168.32	195.80	–14.0
Shareholders' equity per registered share[4]	33.66	39.16	–14.0
Gross dividend per bearer share	5.00[5]	5.00	–
Gross dividend per registered share	1.00[5]	1.00	–
Dividend yield per bearer share in %	2.0	1.4	–
Dividend yield per registered share in %	2.1	1.4	–
Bearer share high	393	403	–
Registered share high	80	109	–
Bearer share low	202	265	–
Registered share low	38	61	–
Bearer share price as at 31.12.	251	358	–
Registered share price as at 31.12.	48	73	–

[1] Including interests of minority shareholders.
[2] Holcim estimates.
[3] Both share categories were split 5-for-1 in 2001.
[4] After interests of minority shareholders.
[5] Proposed by the Board of Directors.

A comprehensive range of products and services involving cement, aggregates and concrete are prerequisites for effective market initiatives.

Contents

“We are convinced that the Group will benefit more than most from an economic recovery.”

Dear Shareholders,

Encouraging operating results

Despite a distinct economic slowdown towards the end of 2002 and unfavourable exchange rates in overall terms, the Group's strengths were reflected in a practically unchanged operating profit. Increased efficiency, a market presence that is balanced in global and regional terms, as well as targeted investment activity, meant that at Group level we were in a position to mostly offset the significant, negative market influences that we encountered. As expected, the Group's profit failed to match that of the previous year, and decreased substantially due to extraordinary factors. Cash flow from business operations, however, remains sound.

In Europe, sales and volumes developed in line with expectations. Our companies in Spain and Italy, as well as in most Central European countries, achieved commendable rates of growth. Conflicting developments in other West European markets caused operating profit in the region to decline slightly in overall terms. Construction activity in the USA was more subdued. The weak dollar, temporary production bottlenecks at the Portland plant, and the final writedown in connection with the closure of the Fort Collins plant led to a lower operating result in North America. Latin America has performed exceptionally well this year again. Strong results in Mexico, Central America and Chile offset the market-related setbacks in other countries within this Group region. Group regions Africa Middle East and Asia Pacific both achieved a major step forward. These improvements were particularly evident within the Group companies in Lebanon and South Africa, as well as in Vietnam and Australia, which managed an impressive improvement in their operating results. Clear progress in operational terms, a rise in profits from selected acquisitions, and new investments underscore the desire of the Board of Directors and Executive Committee to achieve a sustained strengthening of the Group's financial performance.

Strategies for the future

Holcim intends to further its leading market position. To address this aim, we launched a series of initiatives in the year under review. Accordingly, a roadmap of Group objectives for strengthening the fitness of our operations was agreed with all CEOs of Holcim Group companies in Spring. The focus is on Group-wide programs and measures that will lead to a swift increase in the operating EBITDA margin. This tool for guiding the focus of ongoing efforts at the operating level has already proved itself in its first year; over the coming years progress will have a demonstrable effect in terms of Group profit.

The roadmap also includes activities focused on enhancing our commitment to sustainable development. As an active member of the World Business Council for Sustainable Development, Holcim is intent on adhering to basic principles in the areas of environmental protection, labour standards and social responsibility. The mainstay in the year under review was the ratification of our target to reduce global CO_2 emissions by 20 percent by 2010 from the level of the reference year 1990 set out in the Kyoto agreement. We attach special importance to the subject of health and safety at work. From 2003, all Group companies will have to apply global health and safety standards. At this juncture, we would draw your attention to the
separate Sustainability Report 2002 from Holcim.

Expansion and modernization of production capacity

Last year the focus was once again on a targeted expansion of capacity in growth markets and the renewal of production facilities to strengthen our cost leadership. In Mexico, a second kiln line with a capacity of 1.3 million tonnes was successfully commissioned at the Ramos Arizpe plant in the north of the country, resulting in a doubling of capacity. Additional processing facilities led to a sharp increase in the use of petroleum coke as well as alternative fuels and raw materials in all Group regions. Holcim (US) is currently undergoing an extensive modernization programme. Following Devil's Slide (Utah), Midlothian (Texas) and Portland (Colorado), building work was concentrated on the new plant at Holly Hill (South Carolina) and the continuation of projects relating to the renewal and expansion of capacity in New York State and Mississippi. We are convinced that through environmentally efficient, low-cost plants and the closure of outdated production lines we can address the valid concerns of all stakeholder groups.

Solid financial basis

A consistent focus on high cash flow and a disciplined investment policy has maintained our very strong balance sheet – an essential precondition for the maintenance and confirmation of a solid credit rating. As part of the periodic examination of our investment portfolio, the decision was taken to reduce Holcim's shareholding in Portuguese cement producer Cimpor to around 5 percent. Furthermore, the South African company Alpha sold its minority shareholding in the Simuma plant, which also led to a notable inflow of cash.

Holcim strengthens corporate governance

The separation of the functions of Chairman of the Board of Directors and CEO, with effect from the beginning of 2002, constituted an important organizational step towards strengthening corporate governance. To improve transparency, both internally and externally, the Board of Directors opted to establish an Audit Committee and a Nomination & Compensation Committee. Internal auditing was also restructured and strengthened in human resource terms. In accordance with the guidelines of SWX Swiss Exchange, this Annual Report includes a separate, detailed chapter on the issue of corporate governance (pages 46 to 58). Under the same heading, a Group directive has been passed that complements the decentralized regulations aimed at ensuring effective competition.

New member strengthens the Executive Committee

The Board of Directors appointed former Area Manager Dr. Thomas Knöpfel to the Executive Committee. This enabled the CEO to handover this responsibility as planned, with management of the Group companies in Latin America (except Mexico) being transferred to the new Executive Committee member at the beginning of 2003.

Changes of the Board of Directors

On the occasion of last year's annual general meeting, Dr. Anton E. Schrafl, Deputy Chairman, and Prof. Dr. Angelo Pozzi retired from the Board of Directors. At the same time, Peter Küpfer and CEO Markus Akermann were elected new Board members. As required by corporate governance legislation, Dr. Peter Kurer stepped down from the Holcim Board of Directors at the end of 2002 following his appointment to the Group Executive Board of UBS AG. Sincere thanks are due to the departing Board members for their many years of active service on this body and for their personal commitment to Holcim.

In February 2003, the Board of Directors and Executive Committee reluctantly accepted the decision of Dr. h.c. Thomas Schmidheiny to step down as Chairman of the Board of Directors. In view of the challenges being mounted upon him, this step is understandable and is evidence of a farsighted, business-like approach. Thomas Schmidheiny will nevertheless retain his industrial involvement in Holcim and, as principal shareholder, remains a member of the Board of Directors.

The Board of Directors and Executive Committee would like to express their great appreciation to Thomas Schmidheiny for the impressive results he has achieved. Over 25 years, he has played an active and formidable role in helping to steer the Group's course, with the result that Holcim has developed into one of the world's leading global cement producers.

Holcim remains optimistic despite uncertainty over the economy

The outlook for the global economy in 2003 and for the future of the construction sector is beset by uncertainty. It is still unclear to what extent developments in Iraq will influence global market mechanisms and therefore demand for our products and services. We believe our Group companies are as well equipped as they can be thanks to successful restructuring and a number of cost-cutting measures. In the current year, we will also be systematically continuing measures to further increase our operating performance. Furthermore, our unique global presence and solid, local anchoring will ensure that we have a continuous flow of income. The increasing contribution to results from Asia and the ability of Latin America to resist economic difficulties underpin our positive assessment of earnings prospects for the current year.

A word of thanks

Our success hinges to a high degree on our commitment and unrelenting quest to address the needs of our customers to the best of our ability. Only through motivated, well-informed staff can we make this a reality, which is why the Group attaches a high degree of importance to human resource development and training. Once again, a big thank you to everyone involved: your efforts, and the loyalty you have shown, are crucial to the development and strengthening of our Group. Our thanks naturally go to our customers and partners too, but also to our shareholders, whose commitment is of fundamental importance to Holcim.

Dr. Willy Kissling
Chairman of the Board of Directors a.i.

Markus Akermann
CEO



Markus Akermann **Dr. Willy Kissling**



Theophi H. Schlatter | Dr. Hansueli Heé | Urs Bieri | Benoît-H. Koch | Markus Akermann | Paul Hugentobler | Dr. Thomas Knöpfel



Until the start of the European Championship in 2008, the stadium complex in Geneva with hotel, shopping center, TV studio and underground parking facility will have been "tested" many times. The construction of this CHF 500 million project is scheduled for completion by the 2003 football season. Once again, Holcim was instrumental in laying the foundations for excitement and performance.

Board of Directors

Dr. h.c. Thomas Schmidheiny
Chairman until 6.2.2003
Dr. Willy Kissling
Deputy Chairman
since 15.6.2002 Chairman a.i.
Chairman Nomination & Compensation Committee
Markus Akermann
Dr. Erich Hunziker
Peter Küpfer
Chairman Audit Committee
Dr. Peter Kurer
until 31.12.2002
Prof. Dr. Gilbert Probst
Dr. h.c. Wolfgang Schürer
Dr. Rolf Soiron
Peter G. Wodtke

Executive Committee

Markus Akermann
Chief Executive Officer
Urs Bieri
Deputy CEO
Southern ASEAN, East Asia and Pacific, South and East Africa
Dr. Hansueli Heé
Europe excluding Iberian Peninsula
Paul Hugentobler
South Asia and Northern ASEAN
Dr. Thomas Knöpfel
Latin America excluding Mexico
as of 1.1.2003
Benoît-H. Koch
North America, Iberian Peninsula, Mediterranean and International Trade
Theophil H. Schlatter
Chief Financial Officer

Area Management

Dr. Martin F. Altorfer
Urs Böhlen
Javier de Benito
as of 1.4.2003
Jean Guillot
until 31.3.2003
Jerry C.R. Maycock
Bernard Terver
as of 1.1.2003

Secretary of the Board of Directors

Dr. Christian Wind

Heads Staff Functions

Penny Abbott
Beat Fellmann
Bernhard A. Fuchs
Pierre F. Haesler
Christoph Haller
Christof Hässig
Roland Köhler
Roland Walker

Heads Service Functions

Dr. Walter Baumgartner
Urs Bleisch
Jacques Bourgon
Dr. Hans Braun
Mike Doyle
Marc Füllemann
Jürg Kuhn
Dr. Jürg Meili
Samuel Plüss
Patrick Verhagen
Dr. Stefan Wolfensberger
Alois Zwinggi

Group and Holding Company Auditors

Ernst & Young Ltd.

Management Structure

See organization chart effective 1.4.2003 on page 137.

Changes

Board and Management changes are described in the Corporate Governance section on page 46 ff. All information on this page is provided as effective on 1.4.2003.


You want to stay ahead of the pack?
You'll need to keep up the pace.

After years of planning based on solid know-how, rock is excavated, pipes are driven into the mountain and concrete walls erected. Holcim Switzerland has been part of this project since the first preliminary tests for the development of a series of special "Gottardo" cements were conducted in 1997. Until project



Just ten years from now, train conductors will be racing through the new Gotthard base tunnel at up to 250 kph. With its 57 kilometers the new tunnel is a project of gigantic proportions and tremendous challenges to all partners involved in its construction. Today, the transalpine rail project is one of Holcim's largest construction sites in Europe.

completion, cement and concrete testing will continue to make certain that our products are of consistent quality when delivered to the different construction sites.


Group:
Cement plant
Grinding plant
Important terminal
Participation:
Cement plant

Cement Consumption Group Countries

In million t*	2002	2001	± %
Belgium	5.3	5.8	–8.4
France	20.5	20.7	–0.7
Spain	43.9	42.2	+4.2
Germany	27.0	30.0	–10.0
Switzerland	3.8	3.9	–4.0
Italy	40.2	39.5	+1.8
Austria	4.4	4.4	–1.2
Czech Republic	3.6	3.6	+1.0
Slovakia	1.7	1.6	+2.5
Poland	10.9	11.4	–4.7
Hungary	3.8	3.5	+6.0
Croatia	2.1	1.9	+9.5
Serbia	2.7	2.7	+0.8
Romania	4.6	4.3	+7.0
Bulgaria	1.6	1.4	+11.8
Total	176.1	176.9	–0.5

*Holcim estimates.

Consolidated Sales in Europe

	2002	2001	± %
Cement and clinker in m t	25.3	24.7	+2.4
Aggregates in m t	48.3	47.6	+1.5
Ready-mix concrete in m m^3	11.7	12.4	–5.6



Rise in cement sales

Above-average growth in Italy and Spain, as well as Central and Eastern Europe

Increasing efficiencies strengthen cost leadership

High investment in environmental protection

Mixed growth expectations for 2003

Consolidated Key Figures Europe

	2002	2001	± %
Net sales in million CHF	4,480	4,523	–1.0
Operating profit in million CHF	479	513	–6.6
Personnel	17,058	15,719	+8.5
Production capacity cement in million t	40.8	37.3	+9.1
Cement and grinding plants	41	41	–
Aggregate operations	141	136	–
Ready-mix concrete facilities	339	335	–

Holcim
3240

In Bodio, on the Gotthard's south side, Holcim operates its own concrete plant with an hourly capacity of 120 m³ of fresh concrete transported into the mountain by special mixing drums. Due to its proportions, the need to address a multitude of details and the demanding engineering services it requires, the transalpine rail construction site is among Holcim's major challenges.

Central and Eastern Europe stand their ground.

European economy stagnating

Economic growth in Europe weakened further in the reporting year 2002. The signs of a rapid upturn that were evident at the beginning of the year failed to be sustained.

The construction sector was nevertheless buoyant in a number of markets. As far as the EU is concerned, this was particularly true for Spain and Italy. Most of the reforming countries of Central and Eastern Europe also showed higher levels of demand in the construction sector. Developments in France, on the other hand, showed a slight decline, but there were also falls in Switzerland and in the Benelux countries. The German construction sector has been through its eighth consecutive year of recession.

Cement consumption slightly lower

In the European markets in which Holcim operates, cement consumption was slightly down year-on-year at 176 million tonnes. In regional terms, however, it was a very mixed picture. In Spain, the launch of the "Plan Hidrologico Nacional" and expansion of the Madrid airport were the key factors behind persistently strong demand. Cement volumes also increased further in Italy, where, growth drivers were private-sector residential construction and greater expansion of the infrastructure. In Switzerland, the NEAT Transalpine axis, Rail 2000 and motorway construction projects underpinned demand for cement. The building materials industry in France suffered from a slight decline in consumption, while in Belgium the downturn would have been even more significant had it not been for major projects such as the construction of Doeldock in Antwerp and the Brussels-Liège TGV line. Cement consumption in Germany also dropped significantly. Construction markets suffered firstly from a squeeze on public-sector contracts, and second from a decline in private-sector housing construction spanning several years.

In Central and Eastern Europe, developments were positive in overall terms. Croatia benefited from dynamic private-sector construction and greater investment in the transport infrastructure. In Hungary, Bulgaria and Romania too, there was another



In 2012 up to 300 trains will pass through the new tunnel each day. By then Holcim can be proud to have contributed to the successful outcome of a project connecting people. Transit time across the Alps will be reduced by an our or so. Travelers will find the journey much more comfortable, and goods will reach their destination much faster.

rise in the demand for cement. The sole factor driving growth in the Czech Republic was the construction of new factories and business centers; public-sector infrastructure spending, on the other hand, showed a decline. In Slovakia, infrastructure expansion in the north and center of the country gave a boost to demand, while construction activity in the Bratislava region declined noticeably.

Market proximity bolstering sales

The volume of cement sales increased by 2.4 percent. Output from our Serbian plant at Novi Popovac was consolidated for the first time over eight and a half months of the year. Significantly higher sales were achieved by the Group companies in Spain, Italy and Croatia. In addition to rising domestic demand, the Croatian Group company benefited from growing exports destined for our terminals in Italy. Increases in sales were also achieved by the Group companies in Slovakia, Hungary and Bulgaria. Sales in Romania were positively influenced by a robust market situation, but also because the Alesd plant was consolidated for the first time for a whole year. Holcim (France Benelux) did not quite match the previous year's level due to a downturn in the economy, while the Group companies in Germany held up well despite a sharply declining market.

We systematically pursued the cost-cutting programs that were introduced in the previous year with the aim of raising efficiency. Alsen in Germany realigned its investment portfolio and a restructuring – implemented on a very timely basis – across all areas of the business was concluded on schedule. The reorganization of Holcim (France Benelux) in the field of administration and distribution was also successfully implemented. Another forward-looking step was taken in respect of Eastern Europe, where the two Group companies in the Czech Republic and Slovakia were united under a single management team.

In the aggregates segment, deliveries grew by 1.5 percent. The majority of Group companies reported a healthy business performance. In contrast, sales of ready-mix concrete declined by 5.6 percent due to



market and consolidation factors. Only in Central and Eastern Europe were volumes higher.

Holcim Trading bolstered its position as the leading company in international cement, clinker and commodity trading. Its trading volume exceeded the 16 million tonne mark – a record figure for the industry. Demand was buoyant across all regions and product groups.

Restructuring is paying off

Most Group companies achieved a clear improvement in operating results. This is particularly the case for our Group companies in Italy and Spain, as well as Central and Eastern Europe. The restructuring of recent years has led to a sustained strengthening of their industrial base. In France and Belgium, however, a significant reduction in production costs failed to compensate fully for restructuring-related extraordinary charges. In Germany, sliding demand and tumbling prices left a clear trace on financial results. The disposal of the Baubedarf group, in a bid to concentrate on core business, was responsible for a drop in sales at Holcim Switzerland.

Given the difficult external factors in some areas, consolidated operating profit for Europe region fell by 6.6 percent to CHF 479 million. In light of the advanced but not yet concluded investigation by the German Federal Cartel Office into some 30 or so German cement manufacturers, we have decided to set aside provisions totaling CHF 120 million at the expense of the financial results for 2002.

Our equity holding in Portugal's largest cement producer, Cimpor, was reduced from 10 percent to 5 percent in the context of an examination of our strategic investment portfolio.

Further advance for alternative fuels

Our investments in Group region Europe were largely aimed at projects to boost the economic and ecological efficiency of plants as well as projects to develop the use of alternative fuels.



In Germany, a new filter facility with a silo system for the storage and processing of bypass dust was successfully brought on stream at the Höver plant. At various production plants in Belgium, France, Italy, Hungary and Romania, we have carried out similar investments in filter facilities or upgraded existing restraint systems.

The growing use of alternative fuels and raw materials was essentially driven by the construction of processing facilities for the environmentally sustainable treatment of waste matter. In Spain, a joint platform for processing alternative combustion materials is being established for the Lorca, Gádor and Carboneras plants. We have also installed a processing facility at the Héming plant in France. In Germany, there has been a marked increase in the use of animal feed in cement production. Additional facilities for intensifying the use of various waste matter, as a source of energy, have also been brought on stream.

Sales virtually unchanged in 2003

We do not believe there will be a significant improvement in the economic situation in Western Europe. In our markets in Central and Eastern Europe, however, developments are set to remain favorable. In the case of some countries, investment in the run-up to EU membership is likely to provide an additional boost. We expect sales figures to be more or less maintained, although we believe measures to increase efficiency will culminate in an improvement in operating results.



"What is being asked of us is efficiency on the one hand and consistent quality, precision and reliability on the other. What keeps us going is our enthusiasm," comments Gianni Cattaneo, responsible for concrete production at the site. A Holcim agent is on call or on duty around the clock: familiar with each construction phase, he orders concrete tests and calls upon specialists as required.

If you want to handle 55 million passengers, you need to know something about logistics.



North America

With passenger traffic expected to exceed 55 million, Toronto's international airport will continue to rank among North America's busiest. The Dufferin group, a Holcim company



Toronto's Pearson International Airport is already a favorite with many pilots. It will be even more so when the remodeling and extension of the airport – with new terminals, parking facilicity and shopping center – will be completed in autumn 2003. Dufferin, a member of the Holcim Group, will have delivered 200,000 m³ of concrete in accordance with special production and short-distance delivery procedures.

in Canada, is doing what it takes to accommodate such growth. Dufferin specialists supply the construction sites with four different kinds of concrete. For example, a self-compacting concrete for the large pillars in the terminal hall and parking facility, and a concrete re-enforced with steel fibers as a foundation for terrazzo flooring.


Group:
Cement plant
Grinding plant
Important terminal
1 Project
1

Cement Consumption Group Countries

In million t*	2002	2001	± %
USA	104.1	108.1	–3.8
Canada	8.5	8.4	+0.9
Total	112.6	116.5	–3.4

* Holcim estimates.

Consolidated Sales in North America

	2002	2001	± %
Cement and clinker in m t	16.5	17.7	–6.8
Aggregates in m t	16.6	15.7	+5.7
Ready-mix concrete in m m^3	2.5	2.5	–



St. Lawrence Cement benefits from strong demand
Commissioning of Portland plant reflected in positive results
Fort Collins plant closure
New standards of environment protection
Forecasts are positive for 2003

Consolidated Key Figures North America

	2002	2001	± %
Net sales in million CHF	2,763	3,143	−12.1
Operating profit in million CHF	294	306	−3.9
Personnel	5,250	5,494	−4.4
Production capacity cement in million t	21.1	19.5	+8.2
Cement and grinding plants	21	20	–
Aggregate operations	12	15	–
Ready-mix concrete facilities	46	43	–



What proved most challenging at the Pearson International Airport was not only to develop concrete mixes and to assure their quality. With different types of mixes to be delivered simultaneously and on time to multiple locations dispersed around a very large airport area without interfering with flight operations, issues of logistics became equally critical.

Construction activity slows in the USA.

Residential construction stimulates the sector
The US economy grew by more than 2 percent in the reporting year 2002, thus holding up surprisingly well. Developments across the year as a whole, however, were mixed. Growth in the first half of the year slowed towards the mid-year point, then tapered off significantly towards the end of the second half.

Construction demand was patchy across the individual sectors. Residential construction expanded continuously throughout the year as a whole, once again exceeding expectations. Demand for cement from the public sector – accounting for about half of all cement deliveries – initially rose but weakened markedly over the second half of the year. The private sector suffered a decline. High vacancy rates meant that demand for commercial and industrial buildings virtually halved. Demand for office and retail space also declined. Cement consumption in the USA fell by nearly 4 percent in overall terms to 104 million tonnes. In regional terms, there were some considerable disparities. Due to rising local capacity, cement imports fell for a second consecutive year by around 3 million tonnes.

The Canadian economy grew sharply at a rate of more than 3 percent following the downturn of the previous year.

Construction activity in the provinces in which Holcim operates, Quebec and Ontario, was buoyant. Residential construction remained the growth driver. The number of owner-occupied home commencements grew by more than a quarter against the backdrop of attractive interest rates, high employment levels and rising incomes. Major projects to improve the transport infrastructure, such as the new Toronto airport, and the construction of schools and hospitals provided a positive impetus, albeit less so than in the previous year. Demand for new business premises declined in both provinces. Total cement consumption in Canada was slightly above the previous year's level at 8.5 million tonnes.



To arrive at an optimum solution designed to accommodate the many tasks involving delivery, coordination and quality assurance, a so-called e-room gatheres all relevant data on-line to provide fine-tuning on site and effective logistics management at all times.

Market positions maintained

In the year under review, delivery volumes of the US Group company declined due to market factors and also as a result of a technically induced production shortfall at the Portland plant's new kiln line at the beginning of the year. Following the line's inauguration in July 2002, Holcim (US) managed to offset part of the shortfall by the end of the year. The new plant has also allowed the cessation of higher-cost production at the neighboring Fort Collins plant.

At St. Lawrence Cement in Canada, cement deliveries remained stable. A positive contribution to volume came from the new slag grinding plant in Camden (USA) – the first full year in which it has been operational. Sales rose significantly in the aggregates segment, while in ready-mix concrete delivery volumes were unchanged from the previous year's level.

Weak dollar weighs on operating profit

Despite organic growth, operating profit for the Group's North America region fell by 3.9 percent to CHF 294 million due to exchange-rate factors. The Canadian Group company St. Lawrence Cement again improved on the previous year's strong earnings. In addition to excellent positioning in the market, this success was due to increased efficiency across the entire Group, causing the effects of favorable volume and price developments in the individual building materials markets to further boost the result.

Modernization cycle proceeds apace

With the commencement of production at the Portland plant, Holcim (US) has taken another step towards strengthening its cost leadership. The plant is part of a comprehensive investment program for North America. With the Devil's Slide plant having already been refurbished in previous years and a second kiln line built at Midlothian, Texas, the focus of investment in the second half of 2002 – after the commissioning of the Portland kiln line – switched to the modernization of the facilities in Holly Hill. Following its scheduled production start-up in the third quarter of 2003, the South Carolina plant's





Of course, one of Dufferin's main concerns was to provide a "sleep well factor" to all project partners in general and to the building contractor in particular by assuring 24-hour service and by complying with environmental regulations such as noise abatement and dust reduction.

higher capacity will make it more able to address market needs. Step by step, these investments are leading to a sustained improvement in the cost base of Holcim (US).

The complex and time-consuming approval processes have been pursued for the construction of cement plants at new locations. Holcim (US) is planning the construction of a new cement plant with an annual capacity of 4 million tonnes at St. Geneviève on the Mississippi. With the Greenport project in New York State, St. Lawrence Cement is seeking approval to build a plant with a capacity of 2 million tonnes per year. The new plants will meet the latest standards in terms of environmental technology and will also be financially lucrative. For St. Lawrence Cement, realization of the Greenport project would provide the opportunity to replace an old, environmentally less efficient plant in its immediate vicinity.

New standards of environment protection

In accordance with the need for sustainable development, the North American Group companies have further advanced the debate about carbon dioxide emissions and as a consequence are participating in the Climate Leader Program of the US Environmental Protection Agency. Membership requires that participating companies voluntarily adhere to strategies and objectives aimed at reducing greenhouse gases. Holcim (US) aims to reduce carbon dioxide emissions from its plants by 12 percent overall from 2000 to 2008. St. Lawrence cement is currently in the process of determining its objectives in the context of this program. The policy that we have been pursuing for years – of improving air quality through the use of state-of-the-art environmental technology – has meant that in the USA we have been able to comply with the new and stricter guidelines for emission limits that came into force in the third quarter of 2002 without any additional investment.



We also made progress on the use of alternative fuels and raw materials in the production process. At the Joliette plant in Canada, St. Lawrence Cement commissioned a new facility that can process large volumes of plastics into granulates. This will enable a significant increase in the use of alternative fuel in cement production. In the USA, the by-products processing company Energis, which is part of our Group, expanded its capacity and the scope of its operations. At most US plants, the use of alternative fuels has risen considerably.

Favourable forecasts for North America

In the USA, we expect the construction sector to flatten off in 2003. In Canada, however, we anticipate further growth. The consolidated result for Group region North America is likely to improve somewhat in local currency.



Michael O'Malley, Senior Construction Manager of the PCL/Aecon Joint Venture, comments: "Overall, Dufferin's performance on this project is the best I've experienced with any project I have built."


Offer perfect service,
and you'll always be welcome.
Latin America



São Paolo is known for its modern skyline. Soon, the Continental Square building in Vila Olímpia will be a sought-after address for many of the city's professionals, especially when innovative architectonic panels made of concrete afford elegance as work progresses. Holcim Brazil not only delivered early-strength cement but also a perfect service package.

It is no accident that the collaboration between Holcim Brazil and Stamp, the maker of such concrete elements, proved to be beneficial. Not only did Holcim deliver 1,930 m³ of concrete for the Continental Square complex. Also credited with Stamp's market success is ARI-PLUS, a cement especially developed by our Group company.



Cement Consumption Group Countries			
In million t*	2002	2001	± %
Mexico	29.4	28.0	+3.8
Nicaragua	0.5	0.6	−15.0
Costa Rica	1.1	1.2	−2.5
Panama	0.7	0.8	−6.0
Colombia	5.0	4.9	+2.0
Venezuela	3.6	4.3	−17.0
Ecuador	3.1	2.9	+5.9
Brazil	38.0	38.7	−2.6
Argentina	3.7	5.8	−36.2
Chile	3.7	3.6	+3.0
Total	88.8	90.8	−2.0

* Holcim estimates.

Group:
- □ Cement plant
- ○ Grinding plant
- △ Important terminal

Participation:
- □ Cement plant
- ○ Grinding plant
- △ Important terminal

Consolidated Sales in Latin America			
	2002	2001	± %
Cement and clinker in m t	18.8	19.1	−1.6
Aggregates in m t	12.6	13.3	−5.2
Ready-mix concrete in m m^3	7.5	7.6	−1.3

Consolidated Key Figures Latin America			
	2002	2001	± %
Net sales in million CHF	3,248	3,805	−14.6
Operating profit in million CHF	785	820	−4.3
Personnel	11,091	12,266	−9.6
Production capacity cement in million t	31.2	30.9	+1.0
Cement and grinding plants	26	29	–
Aggregate operations	35	39	–
Ready-mix concrete facilities	248	265	–



Sales situation stable in overall terms
Major contribution to Group results
New institute for sustainable development in Brazil
Profitability remains at high level

While Stamp operates its own concrete laboratory, Holcim Brazil is able to make a valuable contribution due to its extensive experience, technological advance and effective partnership.

Latin America has held up well.

Construction sector puts on show of resistance
In a difficult global environment, Latin America's economic performance deteriorated in 2002. The massive economic crisis in Argentina, political infighting in Venezuela and Colombia, as well as cautious investment activity in the run-up to Brazil's presidential elections, had a damaging effect on these markets and their currencies. A whole series of countries nevertheless staged a strong show of resistance, and were able to achieve commendable growth figures. Chile enjoyed a robust economy. The bilateral treaties signed with the USA and EU in the second half of 2002 will give a major impetus to the country in the medium term. Similar developments are under way in most Central American countries; they are also about to conclude cooperation agreements of this nature. The economy in Ecuador has also held up well. There was a considerable improvement in the economic situation in Mexico, where the economy enjoyed a noticeable upturn. Brazil once again proved itself immune to crisis, achieving positive growth rates. In Argentina, the massive recession seems to have bottomed out.

In overall terms, the construction sector in Latin America was very stable. This was particularly the case for Mexico and parts of Central America, but also for Ecuador and Chile. In Mexico, demand was buoyed primarily by private and public-sector residential construction. Consumption in Ecuador remained at a high level, and was driven by projects to renew the road infrastructure and private-sector construction. In Colombia, demand for cement rose slightly for the first time in two years. The change in government at the beginning of the second half brought increasing economic confidence. Venezuela suffered from a weak economy and turbulent political situation; thus the negative development in cement consumption did not come as a surprise. In Argentina, there was another massive drop in demand for cement. The recession in the construction sector does seem to have reached a turning point in the third quarter, however. In Brazil, demand in the public sector stayed at a reasonable level. By contrast, private-sector construction suffered from falling disposable incomes. Finally, Chile showed rising demand for cement.



Concrete elements in a variety of color schemes with individual surface designs can be offered only if very compact and fine concrete is available. Basalt rock or split may also be used depending on desired texture.

In the Group countries of Latin America, cement consumption fell by 2 percent in overall terms to 89 million tonnes.

Holcim maintains its market position

Notwithstanding general economic developments and specific setbacks in individual markets, this Group region suffered only marginal declines in sales of cement and ready-mix concrete on a consolidated basis. In the aggregates segment, deliveries fell slightly more sharply due to restructuring factors.

In Mexico, Group company Apasco, which enjoys excellent market positioning, benefited to a high degree from the recovery in the construction sector and significantly grew its cement sales. In ready-mix concrete and aggregates, there was an even more distinct rise in volumes delivered. Our Group company in Ecuador also operated successfully, achieving gains across all segments. The Group companies in Costa Rica and Nicaragua maintained practically unchanged volumes despite falling domestic demand for cement.

Non-consolidated sales of our partner companies throughout the rest of Central America and the Caribbean reached more than 4 million tonnes of cement.

Total volumes for the Venezuelan company Cementos Caribe fell only slightly thanks to a significant increase in cement exports. Cementos Boyacá in Colombia increased cement sales, though in a difficult competitive environment there was a decline in ready-mix concrete sales. In Argentina, Minetti suffered market-related setbacks in all segments. Holcim Brazil held up well in an equally challenging economic environment, suffering only a slight decline in sales. Sales at the Chilean company Cemento Polpaico were virtually unchanged despite cement imports from Argentina and Asia.

Impressive set of results

Operating profit for this Group region weakened by around 4 percent to CHF 785 million; in US dollar terms, operating profit would have increased again.



Concrete elements such as those used on Continental Square open up a wide range of design possibilities for architects. What's more, customers benefit from lower costs due to accelerated construction and material requirements that are easy to assess. Finally, Stamp's concrete panels provide workers with a safe and clean product with which to build facades.

Better results were achieved first and foremost by the Group companies in Mexico, Costa Rica, Ecuador and Chile. In contrast, we were unable to repeat the results of the previous year in Brazil, Venezuela and Argentina. The results for Latin America remained impressive in overall terms, and significant for the Group as a whole.

Mexico's Apasco was well above expectations. Growing demand for cement and a continuously improving cost structure impacted positively on the results. This more than offset the negative effect of the strong Swiss franc. At Grupo Incsa-PC in Costa Rica, higher delivery volumes and lower manufacturing costs led to a sharp rise in operating profit. There was a substantial contribution to profit from La Cemento Nacional in Ecuador. Cementos Boyacá in Colombia and Cemento Polpaico in Chile achieved better results. At Cementos Caribe in Venezuela, however, the additional revenues from greater export activity were not nearly sufficient to counter the setback caused by weaker domestic demand. Despite operational progress, the financial results of our Group company in Brazil were weaker due to declining volumes and the devaluation of the country's currency. The Argentinian Group company, Minetti, was faced with a loss due to the disastrous economic situation.

New kiln line strengthens our position in northern Mexico

The bulk of investment was geared to improving the efficiency of our plants and a targeted expansion of capacity. Another focal point was the use of alternative fuels and raw materials, accompanied by extensive measures to protect the environment.

As scheduled, Apasco brought its second kiln line on stream at the Ramos Arizpe plant in the second quarter of 2002. This doubles the overall output of the plant to 2.5 million tonnes. In Mexico, we also invested in facilities for boosting the use of petroleum coke and alternative fuels. Long-standing plans to increase capacity at the Cerro Blanco plant in Ecuador were concluded. At Holcim in Brazil, two state-of-the-art



processing facilities for alternative fuels were completed at the Pedro Leopoldo and Cantagalo plants.

Institute for Sustainable Development established

Nearly all Group companies implemented projects for the environment-friendly disposal of industrial waste and to curb emissions, most of these projects having been successfully concluded. Our traditionally strong commitment to the social dimension was given an added boost. Here the spotlight was on actively promoting and supporting programs in the self-help and education fields in particular. An additional impetus will come from the Institute for Sustainable Development, which Holcim Brazil established in March 2002.

Profit forecasts remain encouraging

Economic developments in Latin America are likely to vary from country to country in 2003. In overall terms, we believe the positive and negative factors in individual markets will balance each other out. Barring the occurrence of unforeseeable extraordinary events, we expect operating results to remain solid for this Group region.



"From my point of view there will be an exponential growth in the use of these precast architectonic panels," notes Paulo Frederico, General Director at Stamp. At any rate, things go much faster with ARI-PLUS cement from Holcim Brazil. But there is more: the increased rotation of costly panels boosts productivity since high early-strength cement allows to make more concrete panels with the same mold.


To make your mark
is something visionary,
especially with
innovative solutions.



On July 20, 2003, thousands of South Africans will run across the new Nelson Mandela Bridge, a few days after its completion. Jabu Moleketi, the Minister of Finance and Economic Affairs of South Africa's Gauteng Province, not only allocated funds for building the bridge but also launched the marathon in honor of Nelson Mandela. Asked whether he would run this race, a taxi driver replied: "I don't know yet. All I know is that each time I cross this bridge between Newtown and the City, I will save as many kilometers as the distance of a marathon."

Johannesburg's Nelson Mandela Bridge is much more than a concrete and steel structure 284 m long.
The new landmark acts as a shorter link between the Center City and neighborhoods to the north.



Group:
- □ Cement plant
- ○ Grinding plant
- △ Important terminal

Participation:
- **□** Cement plant
- **O** Grinding plant
- **Δ** Important terminal
- 1 Project

Cement Consumption Group Countries

In million t*	2002	2001	± %
Morocco	8.5	8.1	+5.1
West Africa	11.8	11.6	+2.2
Madagascar, La Réunion Mauritius	1.4	1.5	−6.9
South Africa	9.6	9.2	+4.5
Tanzania	1.0	0.8	+18.2
Egypt	26.4	26.1	+1.1
Lebanon	2.6	2.7	−3.7
Total	61.3	60.0	+2.2

* Holcim estimates.

Consolidated Sales in Africa Middle East

	2002	2001	± %
Cement and clinker in m t	11.7	11.3	+3.5
Aggregates in m t	9.0	8.8	+2.3
Ready-mix concrete in m m^3	1.6	1.5	+6.7

Consolidated Key Figures Africa Middle East

	2002	2001	± %
Net sales in million CHF	1,136	1,213	−6.3
Operating profit in million CHF	242	200	+21.0
Personnel	4,620	5,224	−11.6
Production capacity cement in million t	13.3	12.4	+7.3
Cement and grinding plants	15	16	–
Aggregate operations	23	26	–
Ready-mix concrete facilities	47	47	–



Impressive sales in all major markets

Sharp improvement in operating efficiency

Plants expanded and refurbished

Results continue to develop positively

The bridge boasts a host of technical innovations. With soil of poor bearing capacity, the 43 and 27 m high pylons had to be founded on piles as deep as 36 m – a perfect application for Alpha's self-compacting concrete.

Progress at a high level.

Healthy construction sector in key markets
The performance of this Group region is largely determined by local factors, further exacerbating the divergence in economic momentum across the individual countries. In general, the economic situation remained robust.

Business levels were good in the markets that are important to Holcim. In Morocco, demand for cement was stimulated by investment in low-cost housing and in an expansion of the motorway network. In Egypt, the building materials industry benefited from public-sector house-building programs and from rising private consumption in rural areas. In Lebanon, the construction of new hotels in the Beirut area provided a boost for the building industry, while in South Africa an overall improvement in the economic climate fuelled rising demand. The situation in Madagascar and the Ivory Coast was difficult.

Leading position in Egypt extended
Substantial increases in sales were achieved by the Group companies in Morocco, Egypt, Lebanon and South Africa. Consolidated cement sales grew by more than 3 percent to 11.7 million tonnes. The dispatch of aggregates was above the level of the previous year. Buoyant trading at Alpha in South Africa and Holcim Lebanon led to a rise in sales of ready-mixed concrete.

The greatest increase in volumes stemmed from Egyptian Cement. It managed to gain market share, particularly in the north and west of the Nile Valley. The company benefited from first-time availability of an entire year's production from the fourth kiln line at the El Soukhna plant. In addition, Egyptian Cement for the first time exported a significant volume of cement. Holcim Morocco recorded positive sales and commenced operations in the aggregates sector. The Group company Alpha also made gains across all areas of its business.

Further strengthening of profitability
The majority of companies in the Group region Africa Middle East achieved a sharp improvement in operating efficiency. In the year under review, consolidated



The greatest challenge, however, was to add strength and rigidity to both H-shaped pylons. Based on specifications submitted by project engineers, Alpha Stone and Readymix developed a new kind of super-plasticized concrete. A special pump technique would introduce it from the base upward into the hollow steel pillars thus cutting on-site processing time down to four hours.

operating profit grew by more than 20 percent to CHF 242 million, despite a 20 or more percent fall in the value of the South African rand and Egyptian pound. Substantial contributions were achieved by Group companies in South Africa, Morocco, Egypt and Lebanon. Holcim Lebanon made considerable gains following its comprehensive restructuring in recent years and now ranks as one of the most profitable companies in the Group. Alpha disposed of its minority shareholding in the Simuma plant in the province of Natal.

Expansion of capacity in Morocco

Investment was geared primarily to the renewal of production facilities and the strengthening of dispatch and distribution operations. In Morocco, we began a wide-ranging reorganization of the Ras El Ma plant in Fès. The reconstruction of the third kiln line at the Dudfield site in South Africa is proceeding at a rapid pace. In Lebanon, a fully automated packing line, including new loading ramps, has been brought on stream.

Important projects for reducing emissions

In line with the company's sustainable development objective, various projects to protect the environment have been implemented. The focal point is a reduction in emissions, as well as the use of alternative fuels and raw materials. In the case of South African Group company Alpha, the proportion of alternative raw materials in its products has been significantly increased. The company's leading stance on environmental matters is reflected in a series of industry awards.

Profit forecasts are encouraging

Developments in the construction sector in the Middle East retain a degree of uncertainty. In light of the tense political situation, expectations for these markets are subdued – at least in the short term. In the other markets of the African continent in which the Group operates, we expect an improvement in the profit situation. Barring major unforeseen developments, we anticipate an increase in operating profit.



With an inauguration due to coincide with the 85th birthday of Nelson Mandela, the bridge handles more than 15,000 vehicles each day with special paths offering optimum safety for pedestrians and cyclists.


Growth matters if sustainable.
Vietnam follows suit in Asia.



The Mekong delta is one of Vietnam's most fertile regions. Until now, the country had no other choice but to import fertilizer for agricultural use. Soon, a plant at Phu My will produce more than 2.3 million tons of fertilizer each year directly on site. "We hope we'll be able to buy the amount of fertilizer we need at a reasonable price," comments a woman farmer who grows vegetables nearby.

Vietnam's economy continues its steady growth. The fertilizer plant in Baria Vung Tau province is being built directly adjacent to a new powerplant scheduled to add 250 megawatt to the national grid. These are but two of many projects currently in the planning or implementation phase that involve cement from Holcim Vietnam.

Sharp rise in sales in nearly all markets

Capacity utilization at high level

Rapid integration of PT Semen Cibinong temporarily pressuring earnings

Investments and partnerships expanding the basis of our business

Positive forecast for sales and profit

Cement Consumption Group Countries

In million t*	2002	2001	± %
Azerbaijan	1.4	1.1	+22.0
Sri Lanka	2.8	2.7	+1.1
Bangladesh	5.9	5.5	+8.0
Thailand	22.5	18.6	+19.9
Malaysia	10.8	11.8	–8.5
Indonesia	27.6	25.6	+6.3
Vietnam	19.0	15.9	+19.5
Philippines	12.9	11.7	+10.0
Australia	7.5	6.9	+8.7
New Zealand	1.0	1.1	–0.5
Total	111.4	100.9	+10.4

* Holcim estimates.

Consolidated Sales in Asia Pacific

	2002	2001	± %
Cement and clinker in m t	22.9	14.5	+57.9
Aggregates in m t	5.6	4.1	+36.6
Ready-mix concrete in m m^3	2.1	1.5	+40.0

Group:
- Cement plant
- Grinding plant
- Important terminal
- 1 Project

Participation:
- Cement plant
- Grinding plant
- Important terminal



The concrete application lab of the Holcim Cat Lai plant not only makes certain that the chosen cement mix is right. It also checks concrete samples for consistent quality. In the process Holcim reassures the builder that cement will be delivered and comprehensive support made available at all times during the entire construction phase.


1

Consolidated Key Figures Asia Pacific

	2002	2001	± %
Net sales in million CHF	1,684	1,312	+28.4
Operating profit in million CHF	165	156	+5.8
Personnel	13,096	8,659	+51.2
Production capacity cement in million t	35.5	21.1	+68.2
Cement and grinding plants	22	20	–
Aggregate operations	16	17	–
Ready-mix concrete facilities	78	69	–

Recovery across a broad front.

Construction sector is growing
The Asia Pacific markets in which Holcim operates enjoyed an increasingly strong economic performance. Thailand showed an impressive rate of growth, while in Australia, the Philippines and Malaysia growth also moved up a gear. In Sri Lanka, the cease-fire and talks between warring factions ensured a more positive economic climate, and in Bangladesh reforms to the tax and banking systems created a favorable backdrop for investment. Indonesia also performed well. The terrorist attack on Bali had a dampening effect on investment activity and consumer spending, but only a marginal impact on the level of economic activity. Azerbaijan and Vietnam remained on an expansionary course.

The construction industry benefited from the encouraging developments in the region. Cement consumption increased in all markets aside from Malaysia and New Zealand. The main growth driver was residential construction, but there was also an increase in infrastructure investment. The greatest volume growth was achieved in Azerbaijan, Thailand and Vietnam, followed by the Philippines, Australia, Bangladesh and Indonesia. Azerbaijan was buoyed by residential construction projects in the Baku region, as well as the building of new oil production installations and a number of road-building projects such as the extension of the former Silk Road.

In the countries served by Holcim, cement consumption grew by more than 10 percent in overall terms to 111 million tonnes.

Holcim sees marked rise in sales
Our Group companies showed a strong increase in volumes across all segments. The first-time consolidation of PT Semen Cibinong played a substantial role in this development.

In Thailand, the cement deliveries of Group company Siam City Cement surpassed expectations. Demand was stimulated first and foremost by a rapidly-expanding private residential construction sector and major projects such as the new Bangkok airport. Our production facilities in Saraburi also showed a high



rate of capacity utilization throughout the year due to continuing buoyancy on the export front. Holcim Vietnam also operated at close to capacity, achieving further market share gains – particularly in the Mekong delta. Demand could only be met with the help of substantial imports. The increase in sales is connected to the expansion of the transport infrastructure, projects to secure the supply of energy and new housing developments. Queensland Cement in Australia also showed an improved performance. Cement demand in the commercial construction sector and for infrastructure projects proved solid, and the growth that was initially driven by programs to promote owner-occupied housing gathered pace across a broad front due to low interest rates. In New Zealand, our Group company more or less maintained its sales at the level of the previous year. Volumes at Holcim in Sri Lanka suffered from major imports of cheap cement. Our Group company therefore suffered declining volumes and pulled out of low-margin market segments but it retained its position as market leader. Our plants in the Philippines significantly expanded their cement sales. A rise in deliveries was also achieved by the Holcim Group companies in Bangladesh and Azerbaijan.

Profits hit by the pressure on prices

The majority of companies in Group region Asia Pacific reported higher sales despite the deterioration in exchange rates. Consolidated operating profit for Asia Pacific grew by 5.8 percent to CHF 165 million, partly due to changes in the scope of consolidation. The greatest contribution to profits stemmed from Group companies in Thailand, Australia and Vietnam. Profits were hit by the pressure on prices that has impacted on many markets.

At Queensland Cement, operating profit more than doubled. Besides a positive development in volume terms, the main reason lay in reduced cement exports aimed at boosting domestic deliveries. Holcim Vietnam benefited from a high rate of capacity utilization and also achieved a significant improvement in profits. Despite continuing weakness in prices, profits at Siam City Cement reflect a high degree of efficiency at the Saraburi plant. Price erosion meant that profits



Holcim continues to strive for a high level of customer satisfaction in Vietnam and elsewhere. But the company also aims to invest in the future – among other things by offering training and continued-education programs to its employees.

at the Group companies in the Philippines, Sri Lanka, Bangladesh and New Zealand were significantly weakened.

The newest addition to the Group, PT Semen Cibinong in Indonesia, showed an encouraging performance. The swift implementation of targeted measures in the key areas of production and logistics resulted in a positive operating result as early as the third quarter. Sales were also buoyed by strong demand in the home market and rising exports. The performance of our company in Azerbaijan exceeded our expectations. The business boosted its market share and achieved a commendable operating profit.

Strategic partnership in Australia

In the Southeast Asia region, we are extending our leading market position on a step-by-step basis. Investments, coupled with new strategic partnerships, are enabling us to build a unique positioning in the region.

In the Philippines, the merger of the two Group companies Union and Alsons allowed us to streamline our structures in local markets and create a strong group under a single management team. With a combined annual capacity of around 7.5 million tonnes, we rank among the leading cement manufacturers in the Philippines. In Vietnam, we have commenced the build-up of additional capacity. A new grinding plant with an annual capacity of 1.3 million tonnes of cement and associated ship unloading facility on the river Thi Vai will cater for the growing demand for cement in southern Vietnam from 2004.

In Australia, we prepared for the merger of our Group company Queensland Cement with Australian Cement Holdings to form a new corporate unit. Following the positive ruling from the relevant competition authorities, a contract is expected to be signed in the second quarter of 2003. The merger will result in the creation of Australia's largest cement group.



Holcim is able to assure the building contractor that the supply of cement will be reliable for the duration of the project and that comprehensive support services will be provided as required. Nguyen Khoa, Chief Engineer at Petro Vietnam, comments: "We chose Holcim as the sole supplier for the project based on its experience and quality assurance system."

Growing use of alternative fuels

Projects for the use of alternative fuels and raw materials, as well as curbing emissions, once again lay at the heart of our environmental activities. In the Philippines, casting waste has been successfully used as an alternative raw material and thus expanded the range of quality cement. The La Union plant has obtained its ISO 14001 certificate, the last of the four production facilities in the Philippines to do so. These measures underscore our Group-wide objective of meeting high environmental standards around the globe and achieving sustainable development for the long term.

Encouraging forecasts for 2003

Forecasts for economic development in this Group region are thoroughly encouraging. In all markets in which Holcim operates, the economic situation is expected to remain positive. The majority of Group companies are forecasting higher sales figures and an improvement in financial results.


Holcim

Due to a growing demand in and around Ho Chi Minh City, Holcim plans to build a new cement grinding plant. If completed as planned, the new grinding plant will start operations in 2004 and produce a range of cement products to satisfy the specific needs of customers depending on application and performance requirements.

“We have strengthened our Corporate Governance.”

Managing responsibly

Corporate governance puts the focus of attention on business risks and the company's reputation, but also on corporate responsibilities towards all stakeholders. As a value-oriented enterprise, we recognize the significance of these issues and feel that we have a duty to uphold strong corporate governance. It is important to maintain a balanced relationship between management and control, while preserving decision-making powers and efficiency. Holcim has adapted its internal control mechanisms to address the increasing requirements of corporate governance. With the separation of the functions of the Chairman of the Board of Directors and CEO effective January 1, 2002, as well as the establishment of an Audit Committee and Nomination & Compensation Committee, we had already taken decisive account of the need for effective corporate governance.

The information published further below conforms with the Corporate Governance Directive of the SWX Swiss Exchange, which became effective on July 1, 2002. If one of the points contained in the SWX directive is not mentioned in this report it is either not applicable or not of a material nature for Holcim. The requirements of an effective corporate governance are also met by the revised regulations governing organization and operations and the remit of the committees.

In order to enhance the clarity of this section, reference is made to other parts of the annual report.

Organizational chart as at December 31, 2002



Holcim Board of Directors
Audit Committee
Nomination & Compensation Committee
Markus Akermann
CEO
Markus Akermann
(ad interim)
Latin America
Benoît-H. Koch
North America
Iberian Peninsula
Mediterranean
International Trade
Dr. Hansueli Heé
Europe
(excluding
Iberian Peninsula)
Urs Bieri
Deputy CEO
Southern ASEAN
East Asia and Pacific
South and East Africa
Paul Hugentobler
South Asia
Northern ASEAN
Theophil H. Schlatter
CFO
Finance
and Controlling
Dr. Martin F. Altorfer
Dr. Thomas Knöpfel
Area Management
Jean Guillot
Area Management
Urs Böhlen
Area Management
Jerry C.R. Maycock
Area Management
Corporate Strategy & Risk Management
Corporate Legal
Corporate Human Resources Management
Corporate Communications
Investor Relations
Manufacturing Services
Commercial Services
Industrial Ecology
Training and Learning
Information Technology
Special Projects
Administration Group Support
Procurement
Corporate Controlling
Corporate Financing
& Treasury
Financial Holdings

The current organizational chart can be found on page 137.

Executive Committee (EXCO) □

Group structure and shareholders

Holcim Ltd, a holding company operating under the laws of Switzerland for an indefinite period and with its registered office in Jona (Canton of St. Gallen, Switzerland), has direct and indirect interests in all the companies listed on pages 114 to 116 of the annual report.

The management structure of the Holcim Group as at December 31, 2002 is shown in the organizational chart on page 46.

On January 1, 2003, Thomas Knöpfel was elected to the Executive Committee with responsibility for Group region Latin America (excluding Mexico).

Effective January 1, 2003, Thomas Knöpfel's successor as Area Manager will be Bernard Terver. At the end of March 2003, Area Manager Jean Guillot will step down from his duties at Holcim due to reaching retirement age. His position will be filled by Javier de Benito beginning April 1, 2003.

The reports on our business review, as well as segment information, contain additional information on the individual Group regions.

More detailed information on Group structure and shareholders can be found in the following sections of the annual report:

Topic	Page(s)
Business review in the individual Group regions	8–45
Segment information	88–89
Principal Group companies	114–116
Information about listed Group companies	115
Important shareholders	128

Capital structure

A sound financial basis constitutes the precondition for growth in added value. The capital of Holcim Ltd is divided into the following categories:

Share capital

As at December 31, 2002, the nominal, fully paid-in share capital of Holcim Ltd amounted to CHF 402.4 million.

Conditional capital

The conditional bearer share capital was increased in accordance with a resolution passed by the annual general meeting on May 24, 2002 from the previous 1,801,575 to 2,801,575 bearer shares, each with a par value of CHF 10 to be fully paid-in. The conditional capital may be used for the exercising of convertible and/or option rights relating to bonds or similar debt instruments of the company or one of its Group companies.

Authorized capital

As at December 31, 2002, there was no authorized capital.

Additional information on the capital structure:

Topic	Page(s)
Changes in equity of Holcim Ltd	126
Articles of incorporation of Holcim Ltd	www.holcim.com/corporate_governance
Detailed information on conditional capital	Articles of incorporation, articles 3bis, 3ter
Key data per share	108, 128–129, 132–134
Rights pertaining to the shares	Articles of incorporation, articles 6, 9, 10
Regulations on transferability of shares and nominee registration	56–57 Articles of incorporation, articles 4, 5
Convertible bonds and warrants/options	100–101, 107


Thomas Schmidheiny


Willy R. Kissling


Markus Akermann


Erich Hunziker


Peter Küpfer

Board of Directors

The Board of Directors consists of 10 members, CEO Markus Akermann being the sole executive member.

Thomas Schmidheiny

Swiss national, born December 17, 1945, Chairman of the Board of Directors, elected until 2005, temporarily stepped down as Chairman of the Board of Directors in June 2002, member of the Nomination & Compensation Committee. He studied mechanical engineering at the Federal Institute of Technology (ETH) in Zurich, and complemented his studies with an MBA from the IMD (1972). In 1999, he was awarded a doctorate for his services to the field of sustainable development from Tufts University, Massachusetts, USA. He began his career in 1970 as Technical Director with Cementos Apasco and was appointed to the Executive Committee of Holcim in 1976, where he held the office of Chairman from 1978 until 2001. He was appointed to the Board of Directors of Holcim Ltd in 1978.

Willy R. Kissling

Swiss national, born May 26, 1944, Deputy Chairman of the Board of Directors, elected until 2005, acting as Chairman of the Board of Directors since June 2002, Chairman of the Nomination & Compensation Committee. He obtained a doctorate in management sciences at the University of Berne, complementing his studies at the Harvard Business School, Cambridge, USA (PMD). He began his professional career in 1970 at Amiantus Corporation, moving to Intergips in 1978 where he was ultimately appointed CEO. From 1987 until 1996, he served as CEO and member of the Board of Directors at Landis & Gyr AG. Since then, he has served as member of the Board of Directors of various international corporations. Between 1998 and 2002, he was also CEO of the Unaxis Corporation. He was appointed to the Board of Directors of Holcim Ltd in 1997.

Markus Akermann

Swiss national, born January 25, 1947, CEO, member of the Board of Directors, elected until 2005. He obtained a degree in business economics from the University of St. Gallen, Switzerland, in 1973, and studied economic and social sciences at the University of Sheffield, United Kingdom. He began his professional career in 1975 with the former Swiss Banking Corporation. In 1978, he moved to Holcim, where he was active in a number of roles, including Area Manager for Latin America and Holcim Trading. In 1993, he was appointed to the Executive Committee, with responsibility for Latin America and international trading activities. On January 1, 2002, he was appointed CEO and at the Annual General Meeting in 2002, he was elected to the Board of Directors of Holcim Ltd.

Erich Hunziker

Swiss national, born September 15, 1953, member of the Board of Directors, elected until 2005, member of the Nomination & Compensation Committee. He studied industrial engineering at the ETH in Zurich, obtaining a PhD in 1983. In that same year, he joined Corange AG (holding company for the Boehringer Mannheim group), where he was appointed CFO in 1997 and among other things managed a project handling the financial aspects of the sale of the Corange group to F. Hoffmann-La Roche AG. From 1998 until 2001, he was CEO at the Diethelm group and Diethelm Keller Holding AG. Since 2001, he has served as CFO for the Roche group and is a member of the Executive Committee. He was elected to the Board of Directors of Holcim Ltd in 1998.

Peter Küpfer

Swiss national, born January 17, 1944, member of the Board of Directors, elected until 2005, Chairman of the Audit Committee. As a certified accountant, he began his career with Revisuisse Pricewaterhouse AG in Basel and Zurich where he became a member of management. From 1985 until 1989, he was CFO at Financière Credit Suisse First Boston and CS First Boston, New York; from 1989 until 1996, he was at CS Holding, Zurich, as a member of the Executive Board. He has been an independent business consultant since 1997. He was elected to the Board of Directors of Holcim Ltd in 2002.

Peter Kurer
Swiss national, born June 28, 1949, member of the Board of Directors, elected until 2005, stepped down from the Board of Directors effective December 31, 2002. He studied law at the Universities of Zurich (Dr. iur. 1978) and Chicago (LL.M. 1976). In 1980, he began his professional career as a lawyer. From 1985 until 2001, he was a partner with the Homburger law firm, where he was ultimately head of the practice's company law and transactions group. Since July 1, 2001, he has acted as Group General Counsel, and from July 1, 2002, has also been a member of the Group Executive Board of UBS AG. He was elected to the Board of Directors of Holcim Ltd in 1996.

Gilbert J.B. Probst
Swiss national, born September 17, 1950, member of the Board of Directors, elected until 2005. He obtained his PhD in 1981 and in 1986 became a professor of business administration at the University of St. Gallen. From 1984 until 1987, he was Deputy Director and Head of Research at the Institute of Management and, at the same time, he was a lecturer in organizational behavior and management at the University of St. Gallen. Since 1987, he has been a Professor of Organization and Management and Director of the MBA program at the University of Geneva, as well as a member of the Board of SKU (Swiss training programs for senior executives). He is also a founder of the Geneva Knowledge Forum. He was elected to the Board of Directors of Holcim Ltd in 1999.

Wolfgang Schürer
Swiss national, born September 14, 1946, member of the Board of Directors, elected until 2005. He studied economic and social sciences at the University of St. Gallen, where he was awarded a doctorate in 1999. He is Chairman of the Board of Directors and CEO of MS Management Service AG, St. Gallen (international consultancy firm with focus on strategy, risk evaluation of foreign engagements of multinational firms in Europe, North America, the Middle East and Asia as well as mandates in the international regulatory environment). He acts as an advisor for Holcim (Brasil) S.A. He is also a founder of the International Management Symposium at the University of St. Gallen. He was elected to the Board of Directors of Holcim Ltd in 1997.

Rolf Soiron
Swiss national, born January 31, 1945, member of the Board of Directors, elected until 2005, member of the Audit Committee. He studied history at the University of Basel, where he obtained a PhD in philosophy in 1972. He began his professional career in 1970 with the Sandoz group, Basel, where he held various positions, ultimately as CEO of Sandoz Pharma AG with the responsibility for the global pharmaceuticals business. Since 1993, Rolf Soiron has managed the Jungbunzlauer group in Basel (leading international manufacturer of citric acid and related products), and since 2002 has been its CEO. In 1996, he took on a part-time role as President of the Basel University Council. He was elected to the Board of Directors of Holcim Ltd in 1994.

Peter Wodtke
US national, born July 16, 1934, member of the Board of Directors, elected until 2005, member of the Audit Committee. After concluding his studies at Princeton University with a Bachelor of Arts in European Civilization, he worked at Citibank in New York until 1970. Before moving to Henry Schroder Banking Corporation, he assumed the position of CEO and Chairman of the Board of Directors of PICA (Private Investment Company for Asia) in 1971. In 1976, he joined the former Swiss Banking Corporation North America as Director, before becoming an independent advisor on investments, M&A and corporate finance in London in 1982, and from 1990 until 2000 he was a General Partner of Peter Wodtke & Partners. In 2000, he founded the private firm Peter Wodtke LLC, New York. He was elected to the Board of Directors of Holcim Ltd in 1987; in 2005, he will reach retirement age as set out in the articles of incorporation.


Peter Kurer


Gilbert J.B. Probst


Wolfgang Schürer


Rolf Soiron


Peter Wodtke

Other Major Swiss and Foreign Activities of the Board of Directors Outside the Holcim Group		
Board of Directors	Main activities	Position
Thomas Schmidheiny	Schweizerische Cement-Industrie-Gesellschaft, Glaris	Chairman of the Board of Directors
Willy R. Kissling	Unaxis Holding AG, Pfäffikon	Chairman of the Board of Directors
	Forbo Holding AG, Eglisau	Deputy Chairman of the Board of Directors
	SIG Holding AG, Neuhausen	Deputy Chairman of the Board of Directors
	Schneider Electric S.A., Paris	Member of the Board of Directors
Erich Hunziker	*Schweizerische Cement-Industrie-Gesellschaft, Glaris*	*Member of the Board of Directors*
Peter Küpfer	Valora Holding AG, Berne	Chairman of the Board of Directors
	Bank Julius Bär AG, Zurich	Deputy Chairman of the Board of Directors
	Swisscom AG, Berne	Member of the Board of Directors (*Chairman Audit Committee*)
	Unaxis Holding AG, Pfäffikon	Member of the Board of Directors (Chairman Audit and Finance Committee)
	Swiss Steel, Emmenbrücke	Member of the Board of Directors
Wolfgang Schürer	*Danzas Holding AG, Basel*	*Member of the Board of Directors*
Rolf Soiron	Synthes-Stratec Inc., Paoli (USA)	Member of the Board of Directors

Elections and terms of office
of the Board of Directors

The Board of Directors is appointed for a three year term at a time. If a member is elected during an ongoing term of office, the election is effective until the expiry of such term. In general, re-election is possible until the retirement age of 70 years is reached. The Board of Directors meets as often as business requires, at least four times per year. On June 15, 2002, Dr. h.c. Thomas Schmidheiny temporarily stepped down as Chairman due to private investigations, and the Deputy Chairman, Dr. Willy Kissling, is currently acting as Chairman of the Board of Directors.

In 2002, the following expert committees were set up for the first time:

Audit Committee	
Peter Küpfer	Chairman
Dr. Rolf Soiron	Member
Peter Wodtke	Member

The Audit Committee assists the Board of Directors in conducting its supervisory duties, in particular with respect to internal control systems that are applied within the Group, as well as evaluating the Group's external and internal audits, reviewing the risk management processes and evaluating financing issues. All members are independent and have no material vested interests which prevent them from exercising the required degree of objectivity. The committee meets as often as business requires, at least four times per year.

Nomination & Compensation Committee	
Dr. Willy Kissling	Chairman
Dr. Erich Hunziker	Member
Dr. h.c. Thomas Schmidheiny	Member

The Nomination & Compensation Committee assists the Board of Directors in performing its supervisory duties, in particular on matters relating to succession planning within the Executive Committee and financial compensation for the Board of Directors and Executive Committee. The committee meets as often as business requires, at least twice a year.

Areas of responsibility

The Board of Directors is responsible for determining the strategy, and the Executive Committee for the implementation of such strategy. The division of responsibilities between the Board of Directors and the Executive Committee are set out in detail in the company's regulations governing organization and operations. The Executive Committee provides the Board of Directors with a report on the current business activities each time the Board of Directors meets.

Managing business risks

Business risk management is a system deployed on a Group-wide basis, which enables to identify significant risks. In this context, risks are defined as opportunities, but also as threats. Risk management deployed primarily at strategic level is intended to assist the Executive Committee and management of Group companies in decision-making and in setting out appropriate steps for minimizing risk. The Executive Committee provides the Board of Directors with regular reports on important findings resulting from risk analysis and provides information about the measures taken.

Internal audit

Internal audit is an independent monitoring and advisory body, which reports to the Chairman of the Board of Directors. Assistance is provided in particular through a risk-led analysis and evaluation of the effectiveness and efficiency of internal steering and control systems and the quality with which each task is carried out within the business as a whole, including:

- examining the reliability and completeness of financial and operational information
- examining the control systems related to compliance with internal and external directives such as plans, processes, laws and ordinances
- examining whether the Group's assets are secured

Thus, internal audit is not limited only to financial audits; through operational and compliance audits it provides a valuable contribution to the success of the business activities by identifying relevant risks along the value chain, pinpointing potential areas for adding value and devising opportunities for improvement.


Markus Akermann


Urs Bieri


Hansueli Heé


Paul Hugentobler


Benoît-H. Koch


Theophil H. Schlatter

Senior management

Senior management of Holcim Ltd comprises the CEO, the members of the Executive Committee and the Area Managers. The tasks of senior management are divided into different areas of responsibility in terms of country, division and function, each of these areas being managed by a member of the Executive Committee. Within the scope of their field of responsibility, the members of the Executive Committee may delegate country responsibilities to Area Managers.

Executive Committee

During the current year, the Executive Committee of Holcim Ltd comprised six members.

Markus Akermann

Please refer to the section Board of Directors on page 48 for his biographical information.

Urs Bieri

Swiss national, born July 25, 1942. Urs Bieri, who studied business administration at the University of St. Gallen and is a graduate of INSEAD, began his professional career at Holcim in 1971, and in 1974 moved to Wild Heerbrugg. From 1975 until 1978, he was Director of Finance and Administration at Wild Singapore. In 1978, he returned to Holcim to serve as Assistant to the CEO and Chairman of the Board of Directors. In 1983, he was appointed CEO of AG Hunziker, and since 1986 he has been a member of the Executive Committee of Holcim Ltd. He is responsible for Southern ASEAN, East Asia and Pacific as well as South and East Africa. On January 1, 2002, he was appointed Deputy CEO.

Hansueli Heé

Swiss national, born May 26, 1948. Hansueli Heé completed his graduate and doctorate studies at the ETH, and in 1987 acquired an MBA from the IMD. In the period from 1979 until 1986, he occupied various positions within the Holcim Group, including Plant Manager and Head of Production at Holcim Group companies in Brazil, Mexico and Venezuela. From 1994 until 1998, he served as Director and Area Manager at Holcim Ltd. Hansueli Heé played a key role in expanding Holcim's position in Central and Eastern Europe. He has been a member of the Executive Committee since 1998 and is currently responsible for Europe (excluding Iberian Peninsula).

Paul Hugentobler

Swiss national, born February 14, 1949. Paul Hugentobler has a degree in civil engineering from the ETH and a degree in economic science from the University of St. Gallen. He joined what is now Holcim Group Support Ltd in 1980 as Project Manager, and in 1994 he was appointed Holcim Ltd Area Manager for the Asia Pacific region. From 1999 until 2000, he also served as CEO of Siam City Cement (Public) Company Limited, headquartered in Bangkok, Thailand. He has been a member of the Executive Committee since January 2002, with the responsibility for South Asia and Northern ASEAN.

Benoît-H. Koch

National of France and Brazil, born March 24, 1953. He completed his education as an engineer at the ETH in Zurich. He joined Holcim in 1977, occupying various positions at Group companies in Belgium, Brazil, France and Switzerland until 1992. He has been a member of the Executive Committee since 1992 and is currently responsible for North America, the Iberian Peninsula, the Mediterranean and international trading.

Theophil H. Schlatter

Swiss national, born January 7, 1951. Theophil Schlatter studied business economics at the University of St. Gallen, beginning his career as a certified public accountant at STG Coopers and Lybrand. After six years he moved to Holcim Group Support Ltd, where he was active for a further six years in corporate controlling. From 1991 until 1995, he was Head of Finance and a member of the Executive Committee of Sihl Papier AG. He then served as CFO and a member of the Management Committee of Holcim Switzerland for two years. He has been CFO and a member of the Executive Committee of Holcim Ltd since 1997.

Area management

The individual members of the Executive Committee are assisted by Area Managers.

Martin F. Altorfer

A national of Switzerland and Brazil, born May 8, 1940. Martin F. Altorfer gained a doctorate in law from the University of Zurich, and has been with the Holcim Group since 1969. In Latin America, his various roles have included Marketing and Sales Manager in Brazil, CEO in Chile, Director and Area Manager for the companies in Ecuador, Peru, Chile, Brazil and Argentina (1993 until 1996) and CEO of the Brazilian Group company (1996 until 2002). He has been Area Manager for Brazil, Chile and Argentina since January 2002.

Urs Böhlen

Swiss national, born June 7, 1950. Urs Böhlen studied business administration at the University of Berne, graduating in 1977. From 1977 to 1979, he served as Project Manager in the accounts division of the former Union Bank of Switzerland. From 1980 until 1985, he was Head of Controlling at Autophon AG. He joined Holcim in 1985; after holding various positions, he was entrusted with overall management of the former Cementfabrik Rekingen in 1989. From 1992 until 1998, he served as CEO of Holcim Switzerland. He has been Holcim Ltd Area Manager for Italy and Eastern Europe since 1998.

Jean Guillot

French national, born February 12, 1938. He studied engineering at the Ecole des Travaux Publics in Paris. After several years of experience with the family-owned business, he joined the Holcim Group in 1982; after various senior roles he was appointed General Manager of Ciments d'Origny in 1988 and CEO of Origny in 1992. Since 1998, he has been Area Manager for the Mediterranean and the Western Indian Ocean. At the end of March 2003, he will step down from his position within Holcim due to reaching retirement age.

Thomas Knöpfel

Swiss national, born February 10, 1951. He obtained a doctorate in law from the University of Zurich in 1982. He also holds a Master of Law degree in US business and financial law and is a licensed attorney. From 1980 until 1988, he practiced as a lawyer and was working for with the former Union Bank of Switzerland. He began his career with Holcim in 1988, initially at Holcim (España), S.A., where he headed several divisions and was also a member of the Management Committee. In 1995, he was appointed CEO of Cementos Boyacá, S.A. He has been Area Manager with responsibility for the Group companies in the Andes countries since 1999, as well as Central America and the Caribbean since the beginning of 2002.


He was appointed member of the Executive Committee on January 1, 2003. He will be responsible for Group region Latin America (excluding Mexico).

Jerry C.R. Maycock

British, Australian and New Zealand national, born January 9, 1952. He studied mechanical engineering at the University of Liverpool and graduated as a Bachelor of Engineering in 1973. He began his career with Shell Research Limited. In 1981, he established a subsidiary company for a private electronics firm in the USA. He joined the Holcim Group in 1983. He first went to New Zealand, where he was appointed CEO and Managing Director of what is now Holcim (New Zealand) in 1988. In 1992, he moved within the Group to Queensland Cement Limited in Australia, where he has been Chairman of the Board since 1998. In 1998, he was appointed Holcim Ltd Area Manager for Southern ASEAN and Australasia.


Martin F. Altorfer


Urs Böhlen


Jean Guillot


Thomas Knöpfel


Jerry C.R. Maycock

Compensations, shareholdings and loans

For the first time, the financial compensation for the Board of Directors and senior management of Holcim Ltd is being published in this section. The information given relates not only to the corresponding member of the governing body but also to closely related parties.

Method of determining compensation and shareholding programs

The members of the Board of Directors received a fixed fee. Those who are also members of the Audit Committee or Nomination & Compensation Committee are paid an additional compensation. All members of the Board of Directors in addition receive an annual bonus in the form of shares. The Chairman of the Board of Directors is paid an additional fee.

Senior management of the Group includes the Executive Committee as well as the five Area Managers. The annual financial compensation of the senior management comprises – depending on the individual's position – a basic salary, a Group bonus and an individual bonus, and is determined annually by the Nomination & Compensation Committee.

The Group bonus depends on the financial results achieved by the Group and is paid in the form of bearer shares of the company, each with a par value of CHF 10 (subject to a five-year restriction period), and a cash element of around 30 percent. The necessary shares are valued at the current market price and bought by the company on the stock market.

The individual bonus depends on the individual performance and is paid in the form of options on bearer shares of the company and a cash element of around 30 percent. The exercise price corresponds with the stock market price at the grant date. The options are restricted for a period of three years following the grant date, and have a maturity period of eight years. The options are valued in accordance with the Black Scholes model. The underlying shares are bought by the company on the market on the grant date.

Upon appointment, members of the Executive Committee are granted a single allocation of options on bearer shares of the company by the Nomination & Compensation Committee. A requirement is that the members have been with the Group for five years. The options are restricted for nine years and have a maturity period of 12 years. The exercise price corresponds to the stock market price at the grant date. The company acquires the underlying shares on the market on the grant date. The allocation for existing members of the Executive Committee was set up in 2002.

Neither shares nor options may be sold or lent until the end of the restriction period.

Compensation for the Board of Directors

In 2002, the non-executive members of the Board of Directors of Holcim Ltd received a compensation amounting to CHF 3.3 million. In addition, they received bearer shares of Holcim Ltd amounting to a total of CHF 0.450 million as compensation for 2002. Owing to a change in payment arrangements, the above amount also includes fees relating to the previous year. Under the new regulations concerning compensation for the Board of Directors, valid as of June 1, 2002, the compensation paid to the non-executive members of the Board of Directors is CHF 1.9 million per year, plus CHF 0.450 million in shares.

At the annual general meeting on May 24, 2002, Dr. Anton E. Schrafl and Prof. Dr. Angelo Pozzi stepped down from the Board of Directors due to reaching retirement age. Until that date, they were paid their normal fees and compensation. No severance compensation was paid.

Compensation for the member of the Board of Directors that received the highest compensation of all members of the Board of Directors amounted to

CHF 1,542,000.– in cash. As profit sharing, he was also granted an additional 840 shares with a value of CHF 302,870.– and 1,162 share options with a value of CHF 139,545.–. The shares were valued at the average share price in January/February 2002 and the value of the options was determined using the Black Scholes model at the grant date. Furthermore, he participated in the single allocation of 6,710 options on bearer shares, which due to the long-term maturity period are valued at the time they are exercised.

Compensation for senior management

Senior management and the executive member of the Board of Directors received a compensation of CHF 12.0 million in 2002. This amount includes the basic salary, any additional fees and remunerations, as well as a cash element related to Group and individual bonuses. In accordance with the SWX directive, this amount does not include the value of the 5,755 bearer shares of Holcim Ltd that were granted as Group bonuses or the share options granted as individual bonuses.

Compensation for former members of governing bodies

No compensation was paid to former members of the Board of Directors and senior management.

Shares and options owned by the Board of Directors

At the end of 2002, non-executive members of the Board of Directors held a total of 47,401,922 registered shares and 1,419,595 bearer shares in Holcim Ltd. These numbers comprised privately acquired shares and those allocated under profit-sharing and compensation schemes. The Board of Directors did not receive any options from compensation and profit-sharing schemes.

Shares and options owned by senior management

As at December 31, 2002, the executive member of the Board of Directors and members of senior management held a total of 3,201 registered shares and 28,131 bearer shares in Holcim Ltd. This figure includes both privately acquired shares and those allocated under the Group's profit-sharing and compensation schemes.

Furthermore, at the end of 2002, senior management held 62,082 share options as listed below; these arise as a result of the compensation and profit-sharing schemes of various years. Options are issued solely on bearer shares of Holcim Ltd. The following overview provides information about the grant date, expiry date, ratio and exercise price of these options.

Number	2002	2001
January 1	14,850	6,930
Granted (individual bonus)	6,972	7,920
Granted (single allocation)	40,260	0
Exercised	0	0
Lapsed	0	0
December 31	62,082	14,850

Grant date	Expiry date	Ratio	Exercise price	Number
2000	2008	1:1	CHF 356.25[1]	6,930
2001	2009	1:1	CHF 341.34[1]	7,920
2002	2010	1:1	CHF 386.50	6,972
2002	2014	1:1	CHF 359.00	40,260

[1] Adjusted.

Additional fees and remunerations

Two non-executive members of the Board of Directors performed certain services for Holcim as part of their normal professional activities. None of the fees exceeds half of the normal amount of compensation for each member of the Board of Directors.

Loans granted by governing bodies

As at December 31, 2002, there were loans outstanding, which were granted to five members of senior management. The table shows the outstanding amount as well as the respective terms of the loans.

Original currency	Loan amount in CHF	Interest rate	Maturity date	Collateral
BRL	196,000	12.0%	31.12.2003	none
CHF	1,450,000	3.5%	31.01.2005	none
CHF	261,000	variable[1]	31.12.2006	yes
CHF	112,000	variable[1]	31.12.2009	yes
CHF	190,000	variable[1]	31.12.2012	yes
EUR	180,600	variable[1]	open	none

[1] Based on the interest rate for first mortgages.

Shareholders' participation

The information below comprises excerpts from the articles of incorporation of Holcim Ltd. The full version of the articles of incorporation can be retrieved at www.holcim.com.

Voting rights and representation restrictions

All holders of registered shares who are entered as shareholders with voting rights in the share register on the nineteenth day prior to the annual general meeting, and all holders of bearer shares who can prove their identity under the terms of art. 689a, section 2, of the Swiss Code of Obligations, are entitled to participate in, and vote at general meetings. Shares held by trusts and shares for which no declaration has been made in the context of the regulations of the Board of Directors governing the entry of shareholders in the share register of Holcim Ltd are entered in the share register as having no voting rights. Shareholders not participating personally in the annual general meeting may be represented by another shareholder, by the bank, by the company as representative of the governing body or by the independent voting rights representative. Voting rights are not subject to any restrictions. Each share carries one vote.

Statutory quorums

The annual general meeting of shareholders normally constitutes a quorum, without taking account of the number of shares represented or shareholders present. In order to pass resolutions, an overall majority of the votes represented is required, subject to the provisions of art. 704, section 1, of the Swiss Code of Obligations. Furthermore, the articles of incorporation stipulate that in the case of resolutions concerning amendments to the firm, half of the votes issued must be represented. In such cases, resolutions may only be passed with a two-thirds majority of the votes represented.

Convocation of the general meeting and agenda rules

The ordinary general meeting of shareholders takes place each year, at the latest six months following the conclusion of the financial year. It is convened by the Board of Directors, whereby invitations are published at least twenty days prior to the meeting and in which details are given of the agenda and items submitted. Shareholders representing shares with a par value of at least one million Swiss francs may request the addition of a particular item for discussion. A corresponding application must be submitted in writing to the Board of Directors at least forty days prior to the annual general meeting. Such application should indicate the items to be submitted.

Entries in the share register

The company maintains a share register for registered shares, in which the owners and beneficiaries are entered upon proving that they are the rightful owner or providing evidence of their beneficial ownership. Shares acquired through a trust are only entered when necessary for marketability reasons and where the identity of the beneficial owner has been disclosed. The share register is closed two weeks prior to the date of the annual general meeting. Shareholders' participation and rights of protection are furthermore governed by the Swiss Code of Obligations.

Changes of control and defense measures

The articles of incorporation of Holcim Ltd stipulate that the duty to make a public offer in terms of articles 32 and 52 of the Swiss Stock Exchange Act and in the context of articles 22 and 53 of such Act, does not apply.

There are no clauses relating to changes of control.

Auditors

As part of their auditing activity, the statutory and Group auditors inform the Audit Committee and the Executive Committee regularly about their findings and about proposals for improvement. The Audit Committee assesses the external auditors and monitors the results of the audit. In 2002, the auditors participated in two meetings of the Audit Committee and one meeting of the Board of Directors.

Ernst & Young AG, Zurich, were appointed as statutory and Group auditors to Holcim Ltd for 2002. Ernst & Young partners Manuel Aeby and Christian Schibler are the lead auditors for this mandate. The statutory and Group auditors are in each case elected for a one-year term by the Annual General Meeting.

In 2002, Ernst & Young charged fees in the amount of CHF 5.1 million in respect of their audit services. This amount includes the fees for the individual audits of Group companies carried out by Ernst & Young as well as their fees for auditing the Group financial statements. The total of the fees charged by Ernst & Young for services other than audit activities amounted to CHF 0.8 million.

Information policy

Holcim Ltd reports to shareholders, the capital market, employees and the public in an open, transparent and timely manner. Equal treatment of all stakeholders is the guiding principle behind our partnership-based approach. In this way, we are able to promote an understanding of our objectives, strategy and business activities, and ensure a high degree of awareness about our company.

The most important information tools are the annual and quarterly reports, the web site (www.holcim.com), press releases, press conferences on the annual results and third quarter, meetings for financial analysts and investors as well as the annual general meeting.

Holcim Ltd published its first sustainability report in November 2002. This report examines the economic, environmental and social aspects of the Group. At the same time, specific objectives are set for the areas of risk management, climate change, use of waste matter, air-borne emissions, occupational health & safety and social responsibilities. The title of the report, "Providing Foundations for Society's Future", highlights the fact that we consider environmentally sensitive operations and a commitment to social responsibility as key elements in our strategy for long-term growth. The next sustainability report will be issued in 2004.

As a listed company, Holcim Ltd is committed to disclose facts that may materially affect the share price (ad-hoc disclosure, art. 72 of the listing rules). The listing rules of SWX Swiss Exchange may be retrieved at www.swx.com.

Should you have any specific queries regarding Holcim, please contact:

Corporate Communications, Roland Walker
Phone +41 58 858 87 10, Fax +41 58 858 87 19
communications@holcim.com

Investor Relations, Bernhard A. Fuchs
Phone +41 58 858 87 87, Fax +41 58 858 87 19
investor.relations@holcim.com

Financial Reporting Calendar	
Press and analyst conference on annual results for 2002	March 19, 2003
Results for the first quarter 2003	May 13, 2003
General meeting of shareholders	June 4, 2003
Dividend distribution	June 10, 2003
Half-year results for 2003	August 28, 2003
Results for the third quarter of 2003	November 12, 2003
Press and analyst conference on annual results for 2003	March 9, 2004

Financial Report 2002

"At the operational level, we have achieved our ambitious targets – but the strong Swiss franc has adversely impacted the overall result."

The following discussion and analysis of the Group's financial condition and results of operations should be read in conjunction with the Shareholders' Letter, individual reports for the Group regions, the Annual Financial Statements and the Notes to the Annual Financial Statements on pages 86 to 112.

Key Figures for Holcim Group

Million CHF		2002	2001	±%
Production capacity cement	*Million t*	141.9	121.2	+17.1
Sales of cement and clinker	Million t	90.5	84.3	+7.4
Sales of aggregates	Million t	92.1	89.5	+2.9
Sales of ready-mix concrete	Million m^3	25.3	25.5	–0.8
Net sales	Million CHF	13,010	13,644	–4.6
EBITDA	Million CHF	3,399	3,574	–4.9
as % of net sales		26.1%	26.2%	–
Operating profit	Million CHF	1,903	1,945	–2.2
as % of net sales		14.6%	14.3%	–
Net income after minority interests	Million CHF	506	812	–37.7
as % of net sales		3.9%	6.0%	–
Cash flow from operating activities	Million CHF	2,388	2,402	–0.6
as % of net sales		18.4%	17.6%	–
Net financial debt	Million CHF	8,857	9,768	–9.3
Funds from operations[1] as % of net financial debt		26.4%	25.1%	–
Shareholders' equity including interests of minority shareholders	Million CHF	9,435	10,383	–9.1
Gearing[2]		93.9%	94.1%	–
Employees	31.12.	51,115	47,362	+7.9
Earnings per dividend-bearing bearer share	CHF	12.97	21.20	–38.8
Cash earnings per bearer share[3]	CHF	20.68	27.79	–25.6
Gross dividend per bearer share[4]	CHF	5.00	5.00	–

[1] Net income before minority interests and depreciation and amortization.

[2] Net financial debt divided by shareholders' equity including interests of minority shareholders.

[3] Excluding depreciation on goodwill and other intangible assets.

[4] Proposed by the Board of Directors in respect of financial year 2002.


Sales of Cement and Clinker
Million t
100
90
80
70
60
50
40
30
20
10
0
68.4
74.6
80.6
84.3
90.5
1998
1999
2000
2001
2002


Net Sales
Million CHF
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
10,921
11,708
13,531
13,644
13,010
1998
1999
2000
2001
2002


Operating Profit
Million CHF and as % of net sales
3,000
2,500
2,000
1,500
1,000
500
0
20%
19%
18%
17%
16%
15%
14%
13%
12%
14.3%
14.6%
14.8%
14.3%
14.6%
1,567
1,706
2,001
1,945
1,903
1998
1999
2000
2001
2002


Cash Flow from Operating Activities
Million CHF and as % of net sales
3,000
2,500
2,000
1,500
1,000
500
0
20%
19%
18%
17%
16%
15%
14%
13%
12%
17.3%
16.2%
18.9%
17.6%
18.4%
1,887
1,902
2,557
2,402
2,388
1998
1999
2000
2001
2002

Geographical diversification further strengthened

Geographical diversification was further strengthened during financial year 2002, resulting in an even more balanced Group portfolio. As the table below shows, the share of sales generated in the emerging markets is around 47%.



Net Sales Mature versus Emerging Markets in %
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
37.7%
38.2%
43.9%
45.6%
47.0%
62.3%
61.8%
56.1%
54.4%
53.0%
1998
1999
2000
2001
2002
Mature markets
Emerging markets

Europe is still the largest Group region in terms of sales generating 33.6% (2001: 32.3%) of total sales. This increase is attributable to a sharp rise in the contribution from Group companies in Eastern Europe, which raised their sales by around 26%. Group region Asia Pacific's share rose to 12.7% (2001: 9.4%). Reasons for this include the first-time consolidation of the Indonesian company PT Semen Cibinong Tbk and growth in sales at most other Group companies in this region. The share of the remaining regions' consolidated sales declined accordingly. Holcim achieved 20.8% (22.4%) of its consolidated sales in North America, 24.4% (27.2%) in Latin America and 8.5% (8.7%) in Group region Africa Middle East.

Focus on the core business and strategically relevant investments

The focus on our core business and strategically relevant investments was systematically pursued last year, resulting in a number of disposals. The most significant changes included the sale of Baubedarf-Group by Holcim (Switzerland) Ltd in the fourth quarter of 2002 and the divestiture of various non-consolidated investments. Among these divestments was a reduction of our shareholding in Cimpor by 5% and the sale of a 33% stake in Natal Portland Cement (Pty) Ltd. in South Africa by Alpha (Pty) Limited.



Net Sales per Group Region in %
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
5.6%
6.9%
8.4%
9.4%
12.7%
9.1%
8.3%
8.2%
8.7%
8.5%
24.6%
24.2%
27.2%
27.2%
24.4%
23.1%
23.9%
22.9%
22.4%
20.8%
37.6%
36.7%
33.3%
32.3%
33.6%
1998
1999
2000
2001
2002
Europe
North America
Latin America
Africa Middle East
Asia Pacific



Net Sales per Segment in %
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
14.8%
12.9%
12.3%
7.1%
6.1%
23.8%
23.7%
23.3%
24.5%
24.1%
61.4%
63.4%
64.4%
68.4%
69.8%
1998
1999
2000
2001
2002
Cement and clinker
Aggregates and concrete
Other products and services

In this context, the share of the core business of cement/clinker increased by 1.4 percentage points to reach 69.8% of consolidated sales. Whilst the share of the aggregates and concrete segment declined by 0.4 percentage points to 24.1%, net sales of the other products and services segment still accounted for 6.1% of the Group figure.

Effect of currencies and inflation on operations

The Group operates in more than 70 countries. Therefore most of the Group's operations are accounted for in currencies other than the Swiss Francs. Only 7% of Group sales were generated in Swiss francs. Statements of income and cash flow statements in foreign currencies are translated at the average exchange rate for the year, whereas balance sheets are translated at year-end exchange rates.

In order to reduce the effects of inflation and currency devaluation, Group companies in a number of developing countries and emerging markets use one of the world's major currencies, usually the dollar or the euro for reporting purposes.

Analysis of exchange rate fluctuations

Exchange rates had a significant influence on Holcim's financial statements for 2002. The average value of the Swiss franc increased sharply in relation to all key currencies of the Group. The average US dollar and euro exchange rate declined by 8.3% and 2.6% respectively. Most other Group currencies lost substantial value in relation to the Swiss franc as well. An overview of the changes in the most important Group currencies can be found in the "Notes to the Consolidated Financial Statements".

An analysis of the results that were achieved therefore calls for a differentiated approach that excludes the effects of exchange rates. The following table shows the impact of these currency fluctuations on the key items of the consolidated statement of income and on cash flow from operating activities. Whereas the negative effect of exchange rates on net sales amounts to CHF 924 million, operating profit is reduced by CHF 155 million and cash flow from operating activities by CHF 169 million.

The development of the individual items in local currencies shows the performance for financial year 2002 excluding the foreign exchange impacts. The strong increase – in particular in terms of operating profit and cash flow in local currencies – is the result of the programs that we systematically pursued in financial year 2002 with the aim of improving efficiency.

	2002	2001	±%	±% in local currency
Million CHF				
Net sales	13,010	13,644	–4.6	+2.1
EBITDA	3,399	3,574	–4.9	+2.5
Operating profit	1,903	1,945	–2.2	+5.8
Cash flow from operating activities	2,388	2,402	–0.6	+6.5

The following table shows that the sharp fluctuations in exchange rates also had significant implications on the consolidated balance sheet. The loss in value – above all related to the US dollar – resulted to a currency led reduction in shareholders' equity (including minority interests) of CHF 1,591 million. A high proportion of financial debt is also denominated in foreign currencies, and this resulted in a currency-related reduction in net financial debt of CHF 1,031 million.

	2002	2001	±%	±% in local currency
Million CHF				
Shareholders' equity including minority interests	9,435	10,383	–9.1	+6.2
Net financial debt	8,857	9,768	–9.3	+1.2
Gearing	93.9%	94.1%		

Sensitivity analysis in relation to currency risks

Experience shows that movements in the US dollar versus the Swiss franc have significant implications on the consolidated financial statements. The following sensitivity analysis examines the impact of a weaker US dollar on key items in the consolidated statement of income and on cash flow from operating activities. A hypothetical decline in the US dollar in relation to the Swiss franc of one centime has a negative effect on net sales and operating profit of CHF 36 million and CHF 7 million respectively. Net income and cash flow from operations are reduced by CHF 2 million and CHF 8 million respectively based on a one centime change.

	USD/CHF at 1.55	USD/CHF at 1.54	± in million CHF
Million CHF			
Net sales	13,010	12,974	−36
Operating profit	1,903	1,896	−7
Net income after minority interests	506	504	−2
Cash flow from operating activities	2,388	2,380	−8

Changes in the scope of consolidation

The most significant change in the scope of consolidation was the first-time inclusion of the Indonesian subsidiary PT Semen Cibinong Tbk with effect from January 1, 2002. In addition, the Serbian company Novi Popovac and the Italian terminals were included in the consolidated results from April 15, 2002, and January 1, 2002, respectively.

Our interests in the Group companies were further expanded, in particular through the purchase of minority interests in Apasco S.A. de C.V. (Mexico), Minetti S.A. (Argentina) and Alsen AG (Germany).

Disposals centered on activities outside our core businesses and markets, with the objective of stepping up our focus on developing products and competencies in the clinker and cement segment. The most significant disposals concerned entities within Holcim (Switzerland) Ltd and Alsen AG (Germany): while Holcim (Switzerland) Ltd sold Baubedarf-Group, various smaller businesses were sold in Germany.

In the context of a reassessment of our strategic investment portfolio, our equity stake in Portuguese cement manufacturer Cimpor was reduced by 5%. In addition, the 33% shareholding in the associate company Natal Portland Cement (Pty) Ltd. was disposed of.

The following table shows the effects of changes in the scope of consolidation on net sales and operating profit.

	2002	2001	±	± due to changes in scope of consolidation
Million CHF				
Net sales	13,010	13,644	(634)	398
Operating profit	1,903	1,945	(42)	(20)

Results of the Group

Cement capacity grew by 17.1% to 141.9 million tonnes (2001: 121.2) as a result of investment activities. Of this increase, 13.5 million tonnes resulted from changes in the scope of consolidation, 9.6 million tonnes alone from the integration of the new Indonesian Group company PT Semen Cibinong Tbk. With a production capacity of 35.5 million tonnes, Group region Asia Pacific is now the second largest after Europe. This is followed by Latin America with 31.2 million tonnes, while Europe remains the Group region with the greatest production capacity at 40.8 million tonnes of which 15.3 million tonnes are located in Central and Eastern Europe.

The commissioning of the new kiln line at the Portland plant in the USA increases the Group's annual capacity by 1.3 million tonnes. This served to offset temporary production bottlenecks in the US Midwest and enabled the neighboring, cost-intensive Fort Collins plant to be closed.

The selective capacity expansion strengthens our position in northern Mexico. Apasco commissioned a second kiln line, with an annual capacity of 1.3 million tonnes, on schedule at the Ramos Arizpe plant, thereby doubling the plant's overall output to 2.5 million tonnes.

The increase in cement capacity is otherwise explained by smaller investments in Eastern Europe and in Group region Africa Middle East.

Both cement sales and deliveries of aggregates increased, primarily due to the newly consolidated companies. Consolidated sales rose by 6.2 million tonnes to 90.5 million tonnes, sales of aggregates grew by 2.6 million tonnes to 92.1 million tonnes. The volume of ready-mix concrete sales remained virtually unchanged at 25.3 million m³.

The table opposite shows key items in the Consolidated Income Statement, and also gives them as a percentage of net sales.

Consolidated Statement of Income

Million CHF	2002	2001	±%
Net sales	**13,010**	**13,644**	**−4.6**
Production cost of goods and services sold	(6,767)	(7,154)	−5.4
Gross profit	**6,243**	**6,490**	**−3.8**
as % of net sales	48.0%	47.6%	
Distribution and selling expenses	(2,837)	(3,017)	−6.0
Administration expenses	(1,213)	(1,274)	−4.8
Other depreciation and amortization	(290)	(254)	+14.2
Operating profit	**1,903**	**1,945**	**−2.2**
as % of net sales	14.6%	14.3%	
Additional ordinary (expenses) income	(49)	212	−123.1
EBIT	**1,854**	**2,157**	**−14.0**
as % of net sales	14.3%	15.8%	
Financial expenses	(564)	(693)	−18.6
Net income before taxes	**1,290**	**1,464**	**−11.9**
as % of net sales	9.9%	10.7%	
Income taxes	(493)	(433)	+13.9
Net income before minority interests	**797**	**1,031**	**−22.7**
as % of net sales	6.1%	7.6%	
Minority interests	(291)	(219)	+32.9
Net income after minority interests	**506**	**812**	**−37.7**

Analysis of the Consolidated Income Statement

Net sales					
	2002	2001	±%	±% in local currency	±% internal growth
Million CHF					
Europe	4,480	4,523	–1.0	+0.7	+1.3
North America	2,763	3,143	–12.1	–4.0	–4.4
Latin America	3,248	3,805	–14.6	–7.2	–7.3
Africa Middle East	1,136	1,213	–6.3	+10.6	+9.1
Asia Pacific	1,684	1,312	+28.4	+37.1	+7.2
Disposals	(301)	(352)			
Holcim Group	**13,010**	**13,644**	**–4.6**	**+2.1**	**–0.8**

The CHF 634 million decline (2001: +113) in net sales to CHF 13,010 million is mainly attributable to the negative currency effects. The 2.1% increase in local currencies is due to newly consolidated companies, foremost PT Semen Cibinong Tbk. of Indonesia, which contributed CHF 360 million to sales. Internal growth fell 0.8%.

While net sales for the cement/clinker segment grew by 4.4% in local currency terms, sales on the additives and concrete side fell by 1.3%. In the other products and services segment, disposals reduced the net sales figure by CHF 200 million to CHF 843 million (2001: 1,043).

Sharp improvement in operating performance

The systematic pursuit of our programs to boost efficiency brought substantial progress on the operational front.

The gross profit margin reached 48.0% (2001: 47.6%) – another increase of 0.4 percentage points. Excluding the changes in the scope of consolidation, the gross profit margin would actually have risen by 1.4 percentage points and all regions succeeded in raising their gross profit margins.

Operating profit					
	2002	2001	±%	±% in local currency	±% internal growth
Million CHF					
Europe	479	513	-6.6	-4.8	-4.5
North America	294	306	-3.9	+4.9	+4.6
Latin America	785	820	-4.3	+4.2	+4.3
Africa Middle East	242	200	+21.0	+44.0	+43.0
Asia Pacific	165	156	+5.8	+11.6	+25.0
Disposals	(62)	(50)			
Holcim Group	**1,903**	**1,945**	**-2.2**	**+5.8**	**+6.8**

The slight decline in operating profit by CHF 42 million (2001: 56) to CHF 1,903 million is – as in the case of net sales – predominantly attributable to negative currency effects. The increase in local currencies amounted to 5.8%, and internal growth was as high as 6.8%.

Distribution and selling expenses were slightly reduced to 21.8% of net sales (2001: 22.1%).

Administration expenses were CHF 61 million lower. In relation to net sales, they remained unchanged at 9.3%. As in the previous year, administration expenses include non-recurring costs stemming from the worldwide launch of Holcim's new corporate brand.

Other depreciation and amortization relates to intangible and other operating assets, including goodwill amortization on investments. Goodwill is regularly assessed in view to impairment. Any value adjustments are stated under this heading in the income statement. Other depreciation and amortization in total amounted to 2.2% (2001: 1.9%) of net sales. Two reasons were responsible for this increase. On the one hand, depreciation mainly arises in Swiss francs and euro and as a result is relatively high in relation to lower net sales. On the other hand, high depreciation expenses in North America are the result of the commissioning of the new plant.

Operating profit margins

Operating profit margins increased by 0.3 percentage points to 14.6% (2001: 14.3%). If the newly consolidated companies are excluded, the margin actually increased by a full percentage point.

The chart below illustrates how the programs that were implemented to improve efficiency resulted in significantly enhanced margins in the three Group regions North America, Latin America and Africa Middle East. The slight decline in Europe was essentially due to falling demand and a slump in prices in Germany. Furthermore, the Group company in France faced restructuring expenses of CHF 43 million, which impacted on results for the region. Nevertheless, the above-average result in Italy and Spain, and positive developments in Central and Eastern Europe, partly mitigated the effect on results in this region.

The decline in the Group region Asia Pacific is due to the non-recurring cost of integrating the Indonesian Group company, PT Semen Cibinong Tbk.; for financial year 2003, a positive influence on margins of Group region Asia Pacific is expected.



Operating Profit as % of Net Sales
30%
25%
20%
15%
10%
5%
0%
11.3%
10.7%
9.7%
10.6%
21.6%
24.2%
16.5%
21.3%
11.9%
9.8%
14.3%
14.6%
2001
2002
Europe
North America
Latin America
Africa Middle East
Asia Pacific
Holcim Group

Other (expenses) income

Other expenses of CHF 49 million include provisions of CHF 120 million for pending summary proceedings in Germany and writedowns of CHF 63 million on the closure of non-operational plants in Argentina. Furthermore, the partial writedown of our CHF 31 million investment in Swiss International Airlines, losses arising from the sale of Cimpor shares, exchange rate movements and the lower level of interest rates reduced financial income.

Financial expenses

The reduction in financial expenses is firstly due to a reduction in the average interest rate on our financial liabilities, which stood at 4.6% (2001: 5.2%) at the end of 2002, and secondly is a result of currency effects. Favorable worldwide developments in interest rates were another positive factor. Holcim exploited this opportunity not only to reduce interest charges in absolute terms but also – and more importantly – to significantly extend the average term of its financial debt. As a result a stable basis was created for the years to come. As part of the newly formulated treasury policy, increased centralization – particularly of long-term debt – led to a switch in the external debt owed by our operating companies towards the Group finance companies.

Income taxes

The tax charge for financial year 2002 came to be significantly higher than that for the previous year. The actual tax rate was 38% (2001: 30%). The increase is mainly due to two factors: first, the availability of profits which could be utilized to offset tax losses was more limited; second, the non-recurring expenses that were incurred could not be deducted against tax. This relates mainly to the CHF 120 million provision carried out in the context of the pending summary proceedings at the German Federal Cartel Office.

The anticipated Group tax rate is unchanged at 33%.

Consolidated net income

Net income after minority interests fell by CHF 306 million or 37.7% to CHF 506 million (2001: 812). Various reasons were behind this decline: higher income taxes, other non-operating expenses and higher minority interests had a negative effect on net income, significantly lower financial expenses exerted a positive impact.

Minority interests in consolidated net income primarily increased as a result of significantly enhanced performance of Group companies in South Africa, Lebanon and Vietnam, in which minority shareholders have substantial interests.

Cash flow from operating activities

	2002	2001	±%	±% in local-currency	±% internal growth
Million CHF					
Europe	715	747	-4.3	-2.8	+1.2
North America	343	443	-22.6	-15.6	-15.6
Latin America	863	867	-0.5	+8.3	+8.3
Africa Middle East	256	258	-0.8	+15.5	+14.7
Asia Pacific	298	208	+43.3	+51.0	+37.0
Disposals	(87)	(121)			
Holcim Group	**2,388**	**2,402**	**-0.6**	**+6.5**	**+6.4**

By and large, we achieved our targets for financial year 2002 through boosting efficiency and concentrating on cash flow. This is reflected in strong cash flow from operating activities, which at CHF 2,388 million (2001: 2,402) was practically unchanged from the prior year despite the decline in net sales.

While the efficiency improvements achieved at the operating level, plus significantly lower interest payments, had a positive impact on cash flow from operating activities, this was negatively affected by higher tax charges.

The cash flow margin rose by 0.8 percentage points to 18.4% of net sales (2001: 17.6%). Without the newly consolidated companies, margins rose by 1.3 percentage points.

As the table above and the chart on the next page show, developments in most Group regions were very heartening indeed. In Europe, however, the cash flow margin fell slightly, primarily due to the cost of integrating the newly consolidated company Novi Popovac (Serbia). Excluding this factor, Group region Europe achieved a margin on a par with the previous year. While margins in North America fell by 1.7 percentage points, mainly due to a higher recourse to working capital, the other Group regions reported significantly better results than in the previous year.

Cash flow in Group region Latin America remained at the high level of the previous year, with cash flow margins actually improving by 3.8 percentage points to 26.6%. Margins in Group regions Africa Middle East and Asia Pacific also showed a rise of 1.2 and 1.8 percentage points respectively. Disregarding the newly consolidated Indonesian company, companies in the Asia Pacific zone showed an increase of 4.7 percentage points.


Cash Flow from Operations as % of Net Sales
30%
25%
20%
15%
10%
5%
0%
16.5%
16.0%
14.1%
12.4%
22.8%
26.6%
21.3%
22.5%
15.9%
17.7%
17.6%
18.4%
2001
2002
2001
2002
2001
2002
2001
2002
2001
2002
2001
2002
Europe
North America
Latin America
Africa Middle East
Asia Pacific
Holcim Group

Capital expenditure

The Group invested CHF 1,252 million (2001: 1,730) in production and other fixed assets in the last financial year. The reduced investments are mainly due to the fact that investment in the construction of new production plants was less compared with prior years. The Group nevertheless continued to invest in existing operating assets, with the aim of rationalizing and improving internal processes; it also invested in environmental protection, together with health & safety at the workplace. At a total of CHF 917 million (2001: 941), this was slightly lower than in the previous year.

Financing activity

Related to the before mentioned treasury policy, Holcim increasingly financed the debt of its operating companies via Group finance companies. In connection with this, the largest transactions carried out through various capital markets were as follows:

CHF 600 000 000	1% convertible issue with a maturity period of 2002–2012
USD 615 865 000	0% convertible issue with a maturity period of 2002–2017
USD 305 000 000	Private placing with maturities of 5, 7 and 12 years
CAD 115 000 000	Private placing with maturities of 5 and 15 years

These financing measures were exclusively for the purpose of refinancing existing debt, extending the average maturity period of credits and switching from bank loans to capital market transactions.

Consolidated balance sheet

As was discussed in the section entitled "Effect of currencies and inflation on operations", the sharp loss in the value of the main currencies in which the Group operates – primarily the dollar – led to a sharp reduction in consolidated shareholders' equity.

Consolidated shareholders' equity fell by CHF 1,074 million (2001: +542) to CHF 6,568 million (2001: 7,642). This decline was entirely due to the negative currency influence of CHF 1,433 million. Shareholders' equity increased by the current years net income after minority interests of CHF 506 million (2001: 812). The earnings distribution amounts to CHF 195 million (2001: 188).

Minority interests rose by CHF 126 million (2001: 841) to CHF 2,867 million. This increase is mainly due to the first-time consolidation of our Indonesian company, in which the Group owned 78.24% of the shares at the close of the financial year. Furthermore, it is a reflection of the healthy results of companies with significant minority interests, including Apasco S.A. de C.V., St. Lawrence Cement Inc. and Alpha (Pty) Limited. The pro rata earnings distribution to minority shareholders and the purchase of minorities in existing Group companies provided partial compensation for the increase in minority interests.

Net financial debt reached CHF 8,857 million (2001: 9,768). The reduction of 9.3% is the net result of currency influences amounting to CHF 1,031 million, cash flow after investing activities and dividend payments of CHF 533 million and changes in the scope of consolidation.

Pension obligations

Most of the pension plans are independent from the company and operated as defined contribution plans in separate legal entities (foundations). Both employees and employers contribute funds to these pension funds in order to augment saving balances and to cover risks. To cover these pension liabilities, the pension funds have their separate assets available. Although the group has no commitments towards these pension funds other than the defined contributions, the calculated net liability is recorded in the group balance sheet in accordance with International Financial Reporting Standards (IFRS). Subsidiaries with unfunded pension plans have recorded a provision in their books accordingly.

Professionally qualified independent actuaries value the funds every one to three years. The pension funds assets are recorded at fair value. Actuarial gains or losses exceeding the corridor of 10% as defined by IFRS are amortized based on the expected average remaining working lives of the participating employees.

As at December 31, 2002 the difference between the present value of all funded defined benefits obligations and the pension funds assets is CHF 161 million. As a result of a prudent asset allocation by the pension funds, the reduction in the fair value of its assets was limited to 8.8%.

Our belief in a strong rating

Financial ratios	2002	2001	Holcim target
Funds from operations[1] / net financial debt	26.4%	25.1%	> 25%
Gearing	93.9%	94.1%	80–100%
EBITDA net interest coverage	5.9×	5.5×	> 5×
EBIT net interest coverage	3.2×	3.3×	> 3×

[1] Net income before minority interests and depreciation and amortization.

Holcim is currently rated "BBB+" (long-term; outlook stable) and "A2" (short term) by Standard & Poor's. The Group's efforts are being directed towards upholding what is a very strong rating for the industry. The above mentioned financial ratios have been successfully met and in the case of the most important ratios there has been a steady improvement over time.

Sustainable development

The Group is a founding member of the World Business Council for Sustainable Development (WBCSD), and therefore is especially committed to the environment and focused on its responsibilities towards society at large. The increased use of alternative fuels and raw materials, as well as the production of blended cements, is being systematically pursued in all Group regions to bring about both environmental and economic benefits. Investment in protecting the environment is a high priority in the case of newly acquired companies in developing countries and emerging markets. As a member of the WBCSD, Holcim on July 1, 2002, committed itself to a program of action aimed at promoting and accelerating the sustainability process in the cement industry.

In the year under review, the Group invested CHF 83 million (2001: 81) in improving the environmental sustainability of its production facilities.

Provisioning by the Group companies in respect of their environmental obligations is based on constructive, as well as legal and contractual obligations. CHF 241 million (2001: 279) has been set aside for recultivation and other environmental liabilities. The fall in beforementioned value is solely attributable to negative currency influences. In local currencies, provisions are practically unchanged. The Group does not anticipate any material, adverse effect of environmental liabilities on its future results of operations.

In November 2002, Holcim Ltd published its first Sustainability Report. This report is intended to shed light on the economic, ecological and social aspects of the Group. At the same time, the report sets out concrete targets for the areas of risk management, climate change, use of waste matter, airborne emissions, health & safety at the workplace, as well as our commitment to society at large. By the year 2010, the Group intends to reduce specific net CO_2 emissions worldwide by 20% versus the benchmark year of 1990. The next sustainability report will be published in 2004. The report can be ordered in writing or viewed on the internet at www.holcim.com.

Group accounting policies

No new International Financial Reporting Standards (IFRS) were introduced in financial year 2002.

On January 1, 2001, IAS 39 (financial instruments) and IAS 40 (investment properties) were introduced. While IAS 40 had almost no impact on the Group, IAS 39 had substantial financial and administrative consequences. The complexities and demanding disclosure requirements of this standard resulted in considerable training and system development efforts. In addition, the Group formalized its treasury policy with the creation of a central treasury department.

The International Accounting Standards Board is critically examining current International Accounting Standards with a view to bringing about a worldwide harmonization. This process of amending, adding to and standardizing worldwide accounting standards could lead to substantial changes in the applicable directives over the course of the next two years. Holcim is closely monitoring developments in this area and playing an active role in helping to formulate future standards via several special committees.

Events after the balance sheet date

On February 19, 2003, the Australian Competition and Consumers Commission sanctioned the merger of Australian Cement Holdings – a joint venture between CSR Ltd and Hanson plc – with Queensland Cement Ltd, paving the way for the creation of Australia's largest cement group. The new company will be 50% owned by Holcim, with CSR Ltd and Hanson plc each holding 25%.

Events in Argentina have caused major difficulties for the Group company Minetti S.a. In order to ensure the company can continue to service its financial commitments, an amicable solution was reached with all the parties involved, in particular the banks. Implementation of the agreement will significantly increase Holcim Group's shareholding in Minetti S.A. The banks' consent has been obtained, and the necessary steps are being taken. It is expected that all associated processes will be concluded by the middle of 2003.

Outlook

For details regarding the outlook for 2003, please refer to the "Shareholders' Letter" on page 2.

Consolidated Statement of Income of Group Holcim

Million CHF	Notes	2002	2001
Net sales	5	**13,010**	**13,644**
Production cost of goods sold	6	(6,767)	(7,154)
Gross profit		**6,243**	**6,490**
Distribution and selling expenses	7	(2,837)	(3,017)
Administration expenses		(1,213)	(1,274)
Other depreciation and amortization	8	(290)	(254)
Operating profit	9	**1,903**	**1,945**
Other (expenses) income	10	(49)	212
EBIT		**1,854**	**2,157**
Financial expenses net	11	(564)	(693)
Net income before taxes		**1,290**	**1,464**
Income taxes	12	(493)	(433)
Net income before minority interests		**797**	**1,031**
Minority interests		(291)	(219)
Net income after minority interests		**506**	**812**
CHF			
Earnings per dividend-bearing bearer share	14	12.97	21.20
Fully diluted earnings per bearer share	14	12.97	20.85
Cash earnings per dividend-bearing bearer share[1]	14	20.68	27.79

[1] Excludes the amortization of goodwill and other intangible assets.

Consolidated Balance Sheet of Group Holcim

Million CHF	Notes	31.12.2002	31.12.2001
Cash and cash equivalents	15	2,698	2,137
Marketable securities		107	105
Accounts receivable	16	2,167	2,456
Inventories	17	1,265	1,416
Prepaid expenses and other current assets		223	253
Total current assets		**6,460**	**6,367**
Financial investments	18	2,030	3,312
Property, plant and equipment	21	13,806	14,235
Intangible and other assets	22	3,164	3,130
Total long-term assets		**19,000**	**20,677**
Total assets		**25,460**	**27,044**
Trade accounts payable	24	1,074	1,187
Current financing liabilities	25	2,885	2,729
Other current liabilities	26	1,209	1,342
Total short-term liabilities		**5,168**	**5,258**
Long-term financing liabilities	27	8,777	9,281
Deferred tax liabilities	29	1,126	1,213
Provisions	30	954	909
Total long-term liabilities		**10,857**	**11,403**
Total liabilities		**16,025**	**16,661**
Interests of minority shareholders	32	**2,867**	**2,741**
Share capital	33	402	402
Capital surplus		2,628	2,570
Treasury shares	33	(452)	(451)
Reserves		3,990	5,121
Total shareholders' equity		**6,568**	**7,642**
Total liabilities and shareholders' equity		**25,460**	**27,044**

Statement of Changes in Consolidated Equity of Group Holcim

	Note	Share capital	Capital surplus	Treasury shares
Million CHF				
Equity as at January 1, 2001		**377**	**1,945**	**(79)**
Transitional effect from adopting IAS 39	3			
Equity restated as at January 1, 2001		**377**	**1,945**	**(79)**
Net income after minority interests				
Currency translation effects				
Effect of increase in participation				
Loss on available-for-sale-securities net				
Gain on cash flow hedges net				
Dividends				
Change in treasury shares net				(372)
Capital paid-in		25	625	
Equity as at December 31, 2001		**402**	**2,570**	**(451)**
Net income after minority interests				
Currency translation effects				
Loss on available-for-sale-securities net				
Loss on cash flow hedges net				
Dividends				
Change in treasury shares net				(1)
Equity component of convertible bonds			58	
Equity as at December 31, 2002		**402**	**2,628**	**(452)**

Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves	Total shareholders' equity
4,782	**0**	**0**	**75**	**4,857**	**7,100**
(18)	(85)	(89)		(192)	(192)
4,764	**(85)**	**(89)**	**75**	**4,665**	**6,908**
812				812	812
			(70)	(70)	(70)
(21)				(21)	(21)
	(90)			(90)	(90)
		13		13	13
(188)				(188)	(188)
				0	(372)
				0	650
5,367	**(175)**	**(76)**	**5**	**5,121**	**7,642**
506				506	506
			(1,433)	(1,433)	(1,433)
	(3)			(3)	(3)
		(6)		(6)	(6)
(195)				(195)	(195)
				0	(1)
				0	58
5,678	**(178)**	**(82)**	**(1,428)**	**3,990**	**6,568**

Consolidated Cash Flow Statement of Group Holcim

Million CHF	Notes	2002	2001
Operating profit		**1,903**	**1,945**
Depreciation and amortization of operating assets	8	1,438	1,390
Other non-cash items		86	119
Change in net working capital		(136)	(148)
Cash generated from operations		**3,291**	**3,306**
Dividends received		103	85
Interest received		57	52
Interest paid		(582)	(653)
Income taxes paid		(449)	(377)
Other expenses		(32)	(11)
Cash flow from operating activities (A)		**2,388**	**2,402**
Investments in property, plant and equipment net	37	(1,252)	(1,730)
Financial investments net	37	(245)	(1,949)
Cash flow used in investing activities (B)		**(1,497)**	**(3,679)**
Dividends paid on ordinary shares		(195)	(188)
Dividends paid to minority shareholders		(139)	(135)
Dividends paid on preference shares		(24)	0
Capital paid-in		0	650
Capital (repaid to) paid-in by minority interests		(10)	776
Movements of treasury shares net		(1)	(372)
In(De)crease in current financing liabilities		146	(813)
Proceeds from long-term financing liabilities		2,749	3,372
Equity component of convertible bonds		58	0
Repayment of long-term financing liabilities		(2,561)	(2,069)
Decrease marketable securities		16	660
Cash flow from financing activities (C)		**39**	**1,881**
Increase in cash and cash equivalents (A+B+C)		**930**	**604**
Cash and cash equivalents as at January 1		**2,137**	**1,536**
Increase in cash and cash equivalents		930	604
Currency translation effects		(369)	(3)
Cash and cash equivalents as at December 31		**2,698**	**2,137**

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

Adoption of new International Accounting Standards

On January 1, 2001 the Group adopted the following International Accounting Standards for the first time:

IAS 39 Financial Instruments: Recognition and Measurement; and IAS 40 Investment Property.

The effect of adopting IAS 39 is summarized in the "Statement of Changes in Consolidated Equity of Group Holcim" and further disclosed in note 3.

The Group elected to account for investment property at cost and as such no adjustment was required under IAS 40 at January 1, 2001.

Use of estimates

The preparation of financial statements in conformity with IAS requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and related disclosures at the date of the financial statements. These estimates are based on management's best knowledge of current events and actions that the Group may undertake in the future. However, actual results could differ from those estimates.

Scope of consolidation

The consolidated financial statements comprise those of Holcim Ltd and of its subsidiaries, including joint ventures and associated companies. The list of principal companies is presented in the section "Principal Companies".

Principles of consolidation

Subsidiaries , which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

All intercompany transactions and balances between Group companies are eliminated.

The Group's interest in jointly controlled entities is consolidated using the proportionate method of consolidation. Under this method the Group records its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows in the consolidated financial statements on a line-by-line basis. All transactions and balances between the Group and joint ventures are eliminated to the extent of the Group's interest in the joint ventures.

Investments in associated companies are accounted for using the equity method of accounting. These are companies over which the Group generally has between 20% and 50% of the voting rights and has significant influence but does not exercise control. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has either incurred or guaranteed obligations in respect of the associated company.

Foreign currency translation

Income statements of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and balance sheets are translated at exchange rates ruling on December 31.

Goodwill arising on the acquisition of a foreign entity is treated as a local currency asset of the acquirer recorded at the exchange rate at the date of the transaction.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

The measurement currency is normally the currency of the country in which a Group company is domiciled. However, certain subsidiaries in high inflation countries or companies operating in economies with unstable currency situations consider the USD or the EUR to be the more appropriate measurement currency as it more correctly reflects the economic substance of the underlying events and circumstances relevant to that particular enterprise. As a consequence thereof, the USD or the EUR are used as the measurement currency for these specifically affected companies.

Cash and cash equivalents
Cash and cash equivalents are readily convertible into a known amount of cash with original maturities of three months or less. Cash and cash equivalents comprise cash at banks and on hand, deposits held at call with banks, other short-term highly liquid investments and bank overdrafts.

Marketable securities
Marketable securities consist primarily of debt and equity securities which are traded in liquid markets and are classified as available-for-sale. They are carried at fair value with all fair value changes recorded in equity until the financial asset is either impaired or disposed of at which time the cumulative gain or loss previously recognized in equity is transferred to net income for the period.

Accounts receivable
Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful debts based on a review of all outstanding amounts at the year end.

Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials and additives, direct labor, other direct costs and related production overheads. Cost of inventories includes transfers from equity of gains or losses on qualifying cash flow hedges relating to inventory purchases.

Financial investments
Financial investments consist of (a) investments in associates (b) investments in third parties (c) long-term receivables from associates and (d) long-term receivables from third parties. Investments in associates are accounted for using the equity method of accounting (for more details, please refer to "Principles of consolidation"). Investments in third parties are classified as available-for-sale and long-term receivables from associates and third parties are classified as loans originated by the Group.

All purchases and sales of investments are recognized on trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Loans originated by the Group are measured at amortized cost. Available-for-sale investments are carried at fair value, while held-to-maturity investments are carried at amortized cost using the effective interest method. Gains and losses arising from changes in the fair value of available-for-sale investments are included in equity until the financial asset is either impaired or disposed of, at which time the cumulative gain or loss previously recognized in equity is transferred to net profit and loss for the period.

Property, plant and equipment
Property, plant and equipment is valued at acquisition or construction cost less depreciation and impairment loss. Cost includes transfers from equity of any gains or losses on qualifying cash flow hedges. Depreciation is charged so as to write off the cost of property, plant and equipment over their estimated useful lives, using the straight-line method, on the following bases:

Land	No depreciation except on land with raw material reserves
Buildings and installations	20 to 40 years
Machinery	10 to 30 years
Furniture, vehicles and tools	3 to 10 years

Repairs and maintenance expenses are usually charged to the income statement but costs incurred are capitalized if one or more of the following conditions are satisfied: the original useful life of the asset is prolonged, the original production capacity is increased, the quality of the product is materially enhanced or production costs are reduced considerably.

Costs incurred to gain access to mineral reserves are capitalized and depreciated over the life of the quarry, which is based on the estimated tons of raw material to be extracted from the reserves.

Interest cost on borrowings to finance construction projects which last longer than one year are capitalized during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed in the period in which they are incurred.

Government grants received are deducted from property, plant and equipment and reduce the depreciation charge accordingly.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired through a finance lease is capitalized at the date of inception of the lease at the present value of the minimum future lease payments. The corresponding lease obligations, excluding finance charges, are included in current or long-term financing liabilities.

For sale and lease-back transactions, the book value of the related property, plant or equipment remains unchanged. Gains from a sale are included as a financing liability and the financing costs are allocated over the term of the lease in such a manner that the costs are reported over the relevant periods.

Investment property
Investment property is property held to earn rentals and for capital appreciation and is valued at acquisition cost less depreciation and impairment loss.

Goodwill
Goodwill represents the excess of the cost of an acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or joint venture at the date of acquisition. Goodwill is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful life as follows:

Cement and clinker	20 years
Aggregates	10 years
Ready-mix concrete	5 years
Other products and services	10 years

Shorter useful lives may be used where appropriate but the maximum estimated useful life may not exceed 20 years.

On disposal of a subsidiary, associate or joint venture, the attributable amount of unamortized goodwill is included in the determination of profit or loss on disposal.

Negative goodwill represents the excess of the fair value of the Group's share of identifiable assets and liabilities acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognized in the income statement when the future losses and expenses occur. The remaining negative goodwill is recognized as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognized in income immediately.

Computer software
Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Group and which will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets.

Expenditure which enhances or extends the performance of computer software programs beyond their original specifications is capitalized and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives, but not exceeding a period of three years.

Other intangible assets
Expenditure on acquired patents, trademarks and licenses is capitalized and amortized using the straight-line method over their estimated useful lives, but not exceeding 20 years.

Impairment of assets
At each balance sheet date, the Group assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit (defined on the basis of geographical location) to which the asset belongs.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognized immediately in the income statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to its revised estimate of its recoverable amount. However, this increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for that asset or cash generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the income statement.

Long-term financing liabilities

Bank loans acquired and non-convertible bonds issued are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, bank loans and non-convertible bonds are stated at amortized cost using the effective interest method with any difference between proceeds (net of transaction costs) and the redemption value being recognized in the income statement over the term of the borrowings.

On the issue of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is carried as a long-term liability on the amortized cost basis using the effective interest method until extinguishment on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods.

Deferred taxes

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantially enacted by the balance sheet date are used to determine the deferred tax expense.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures except where the Group is able to control the distribution of earnings from these respective entities and where dividend payments are not expected to occur in the foreseeable future.

Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is treated accordingly.

Site restoration and other environmental provisions

The Group provides for the costs of restoring a quarry where a legal or constructive obligation exists. The cost of raising a provision necessary before exploitation of the raw materials has commenced is included in property, plant and equipment and depreciated over the life of the quarry. Thereafter, the provision is adjusted for through operating costs over the life of the quarry and is based on the best estimate of the expenditure required to settle the obligation at balance sheet date. Where the effect of the time value of money is material, the amount of the provision is discounted based on the enterprise's long-term borrowing rate.

Other provisions

A provision is recognized when there exists a legal or constructive obligation arising from past events and a reliable estimate can be made of the amount that will be required to settle that obligation.

Employee benefits – Defined benefit plans

Some Group companies provide defined benefit pension plans for employees. Professionally qualified independent actuaries value the funds on a regular basis (1 to 3 years). The obligation and costs of pension benefits are determined using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Past service costs are recognized on a straight-line basis over the average period until the amended benefits become vested. Gains or losses on the curtailment or settlement of pension benefits are recognized when the curtailment or settlement occurs. Actuarial gains or losses are amortized based on the expected average remaining working lives of the participating employees. The pension obligation is measured at the present value of estimated future cash flows using a discount rate that is similar to the interest rate on government bonds where the currency and terms of the government bonds are consistent with the currency and estimated terms of the defined benefit obligation. A net pension asset is recorded only to the extent that it does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan, or any unrecognized actuarial losses and past service costs.

Employee benefits – Defined contribution plans

In addition to the defined benefit plans described above, some Group companies sponsor defined contribution plans based on local practices and regulations. The Group's contributions to defined contribution plans are charged to the income statement in the period to which the contributions relate.

Employee benefits – Other post employment benefit plans
Other post employee benefits include long-service leave or sabbatical leave, medical aid, jubilee or other long-service benefits, long-term disability benefits and, if they are not payable wholly within twelve months after the year end, profit sharing, bonuses and deferred compensation.

Employee benefits – Equity compensation plans
Share options are granted to employees. If the options are granted at the market price of the shares on the date of grant and are exercisable at that price, no compensation cost is recognized. If the options are granted at a discount on the market price, a compensation cost is recognized in the income statement based on that discount. When the share options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium respectively.

Revenue recognition
Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognized net of sales taxes and discounts when delivery has taken place and the transfer of risks and rewards of ownership has been completed.

Interest is recognized on a time proportion basis that reflects the effective yield on the asset. Dividends are recognized when the shareholder's right to receive payment is established.

Contingent liabilities
Contingent liabilities arise from conditions or situations where the outcome depends on future events. They are disclosed in the notes to the financial statements.

Financial instruments
Information about accounting for derivative financial instruments and hedging activities is included in the section "Financial Risk Management".

Financial risk factors – General risk management approach
The Group's activities expose it to a variety of financial risks, including the effect of changes in debt structure and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain exposures. Therefore, the Group does not enter into derivative or other financial transactions which are unrelated to its operating business. As such, a risk-averse approach is pursued.

Financial risk management within the Group is governed by policies approved by Group management. It provides principles for overall risk management, as well as policies covering specific areas such as interest rate risk, foreign exchange risk, counterparty risk, use of derivative financial instruments and investing excess liquidity.

Financial risk factors – Market risk
Holcim is exposed to market risk, primarily relating to foreign exchange and interest rate risk. Management actively monitors these exposures. To manage the volatility relating to these exposures, Holcim enters into a variety of derivative financial instruments. The Group's objective is to reduce, where appropriate, fluctuations in earnings and cash flows associated with changes in foreign exchange and interest rate risk. In the case of liquid funds, it writes call options on assets it has or it writes put options on positions it wants to acquire and has the liquidity to acquire. Holcim, therefore, expects that any loss in value of those instruments generally would be offset by increases in the value of the underlying transactions.

Financial risk factors – Liquidity risk
Group companies need a sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash surpluses and the raising of loans to cover cash deficits, subject to guidance by the Group and, in certain cases, for approval at Group level.

The Group maintains sufficient reserves of cash, unused credit lines and readily realizable marketable securities to meet its liquidity requirements at all times. In addition, the strong international creditworthiness of the Group allows it to make efficient use of international financial markets for financing purposes.

Financial risk factors – Interest rate risk
The Group is exposed to fluctuations in financing costs and market value movements of its debt portfolio related to changes in market interest rates. Given the Group's substantial net borrowing position, interest rate exposure is mainly addressed through the steering of the fixed/floating ratio of net debt. To manage this mix, Holcim may enter into interest rate swap agreements, in which it exchanges periodic payments, based on notional amounts and agreed-upon fixed and variable interest rates.

Financial risk factors – Foreign exchange risk
The Group operates internationally and therefore is exposed to foreign exchange risks arising from various currency exposures in European, North and Latin American, African Middle East and Asian Pacific currencies.

The translation of local balance sheets and statements of income into the Group reporting currency leads to currency translation effects which the Group does not actively hedge in the financial markets. However, the translation risk is largely mitigated by corresponding financing in foreign currencies.

Due to the local nature of the cement business transaction risk is limited. However, for many Group companies, income will be primarily in local currency whereas debt servicing and a significant amount of capital expenditures may be in foreign currencies. As a consequence thereof, subsidiaries may enter into derivative contracts which are designated as either cash flow hedges or fair value hedges, as appropriate, but which does not include the hedging of forecasted transactions as it is not considered economically.

Financial risk factors – Equities and securities risk
In general, the Group does not hold or acquire any shares or options on shares or other equity products, which are not directly related to the business of the Group.

Financial risk factors – Credit risk
Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk the Group periodically assesses the financial reliability of customers.

Credit risks, or the risk of counterparties defaulting, are constantly monitored. Counterparties to financial instruments consist of a large number of major financial institutions. The Group does not expect any counterparties to fail to meet their obligations, given their high credit ratings. In addition, Holcim has no significant concentration of credit risk with any single counterparty or group of counterparties.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured to fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either (a) a hedge of the fair value of a recognized asset or liability (fair value hedge) or (b) a hedge of a particular risk associated with a recognized asset or liability, such as future interest payments on floating rate debt (cash flow hedge) or (c) a hedge of a firm commitment (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the firm commitment results in the recognition of an asset, for example, property, plant and equipment, or a liability, the gains or losses previously deferred in equity are transferred from equity and included in the initial measurement of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the cash flows, such as interest payments, or hedged firm commitments, affect the income statement.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

When a hedging instrument is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed transaction ultimately is recognized in the income statement. However, if a committed transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. In the case of a fair value hedge, however, the adjustment to the carrying amount of the hedged item is amortized to net profit or loss from the moment it ceases to be adjusted for in changes to fair value, with it being fully amortized by maturity date.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 20 and 28. Movements in the cash flow hedging reserve and available-for-sale equity reserve are shown in the statement of changes in consolidated equity of Group Holcim.

Fair value estimation

The fair value of publicly traded derivatives and available-for-sale assets is generally based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair values for the remaining financial instruments.

The amortized cost for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

1 Changes in the Scope of Consolidation

The scope of consolidation has been affected mainly by the *following additions made during 2002 and 2001:*

Newly included in 2002	Effective as at
Indonesia: PT Semen Cibinong Tbk.	January 1, 2002
Serbia: Fabrika Cementa "Novi Popovac" A.D.	April 15, 2002
Italy: Rolcim S.p.A.	January 1, 2002
Newly included in 2001	**Effective as at**
Nicaragua: Holcim (Nicaragua) S.A.	January 1, 2001
Panama: Panamá Cement S.A. (proportionate consolidation)	January 1, 2001
Curaçao: Caricement Antilles N.V.	January 1, 2001
Philippines: Union Cement Corporation (proportionate consolidation)	*January 1, 2001*
Bangladesh: Holcim (Bangladesh) Ltd	January 1, 2001

In April 2002, the Group acquired 83.0% of Novi Popovac for CHF 117 million in cash. The acquisition was accounted for under the purchase method of accounting.

In December 2001, the Group increased its shareholding in PT Semen Cibinong Tbk. (Indonesia) to 77.3% for CHF 384 million in cash after successful negotiations to restructure the company's debt. The company was consolidated as from January 1, 2002 *being the date that management control became* effective. The acquisition was accounted for under the purchase method of accounting.

In June 2001, the Group acquired 60.0% of Rolcim S.p.A. for CHF 61 million in cash. The company was consolidated as from January 1, 2002 being the date that management control became effective. The acquisition was accounted for under the purchase method of accounting.

In the Philippines, Union Cement Corporation acquired the Group company Alsons Cement Corporation in a share *exchange deal. The new entity is fully consolidated as from* October 1, 2002.

2 Foreign Currencies

The following table summarizes the principal exchange rates that have been used for translation purposes.

	Statement of income Average exchange rate in CHF			Balance sheet Year-end exchange rate in CHF		
	2002	2001	±%	2002	2001	±%
1 EUR	1.47	1.51	−2.6	1.45	1.48	−2.0
1 USD	1.55	1.69	−8.3	1.39	1.68	−17.3
1 CAD	0.99	1.09	−9.2	0.88	1.05	−16.2
100 MXN	16.09	18.08	−11.0	13.28	18.33	−27.6
100 EGP	33.60	41.81	−19.6	30.03	36.64	−18.0
1 ZAR	0.15	0.20	−25.0	0.16	0.14	+14.3
100 PHP	3.01	3.32	−9.3	2.61	3.24	−19.4
100 THB	3.62	3.80	−4.7	3.22	3.80	−15.3
1000 IDR	0.17	0.17	–	0.16	0.16	–
1 AUD	0.85	0.87	−2.3	0.79	0.86	−8.1
1 NZD	0.72	0.71	+1.4	0.73	0.70	+4.3

3 Adoption of New International Accounting Standards

On January 1, 2001 the Group introduced IAS 39, a standard that deals with both the recognition and measurement of financial instruments. The Group's accounting policies in respect of such instruments are detailed in the "Accounting Policies" section as well as in the "Financial Risk Management" section of this report. The principal effects of the adoption of IAS 39 have been that the majority of the Group's investments in equity securities are now carried at fair value, and that derivative financial instruments have been brought on-balance sheet and measured at fair value. The effects of the remeasurement of investments to fair value and bringing derivative financial instruments on-balance sheet at fair value have been recognized effective January 1, 2001. The effects, net of deferred taxes, are summarized as follows:

Million CHF	Retained earnings	Cash flow hedging reserve	Available-for-sale equity reserve	Total
Excess of cost over the fair value of available-for-sale investments			(85)	(85)
Net fair value of derivatives designated as effective hedging instruments		(89)		(89)
Net fair value of derivatives not designated as effective hedging instruments	(18)			(18)
Adjustments as at January 1, 2001	**(18)**	**(89)**	**(85)**	**(192)**

The effects of adopting IAS 39 in 2001 are also summarized in the "Statement of Changes in Consolidated Equity of Group Holcim".

4 Segment Information

Information by region	Europe		North America		Latin America	
	2002	2001	2002	2001	2002	2001
Statement of income, balance sheet and cash flow statement						
Million CHF						
Net sales	4,480	4,523	2,763	3,143	3,248	3,805
Operating profit	479	513	294	306	785	820
Operating profit margin	10.7%	11.3%	10.6%	9.7%	24.2%	21.6%
Depreciation and amortization of operating assets	476	463	232	235	380	404
Operating EBITDA	955	976	526	541	1,165	1,224
Operating EBITDA margin	21.3%	21.6%	19.0%	17.2%	35.9%	32.2%
Depreciation and amortization of non-operating assets	25	15	2	1	74	2
Other (expenses) income	(71)	131	13	23	(61)	34
EBITDA	909	1,122	541	565	1,178	1,260
EBITDA margin	20.3%	24.8%	19.6%	18.0%	36.3%	33.1%
Net operating assets	4,489	4,282	2,235	2,368	4,512	5,482
Total financing liabilities	3,650	3,617	1,416	1,573	1,476	2,371
Cash flow from operating activities	715	747	343	443	863	867
Cash flow margin	16.0%	16.5%	12.4%	14.1%	26.6%	22.8%
Cash flow used in investing activities	(436)	25	(427)	(661)	(255)	(733)
Impairment loss (charged to income)	(15)	(13)	0	0	(4)	0
Capacity and sales						
Million t						
Production capacity cement	40.8	37.3	21.1	19.5	31.2	30.9
Sales of cement and clinker	25.3	24.7	16.5	17.7	18.8	19.1
Sales of aggregates	48.3	47.6	16.6	15.7	12.6	13.3
Million m^3						
Sales of ready-mix concrete	11.7	12.4	2.5	2.5	7.4	7.6
Personnel						
Number of personnel	17,058	15,719	5,250	5,494	11,091	12,266

Information by product	Cement / Clinker	
	2002	2001
Statement of income, balance sheet and cash flow statement		
Million CHF		
Net sales	9,698	9,994
Operating profit	1,796	1,850
Net operating assets	13,733	13,339
Cash flow used in investing activities	(1,424)	(1,690)
Personnel		
Number of personnel	33,791	29,100

	Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
	2002	2001	2002	2001	2002	2001	2002	2001
	1,136	1,213	1,684	1,312	(301)	(352)	13,010	13,644
	242	200	165	156	(62)	(50)	1,903	1,945
	21.3%	16.5%	9.8%	11.9%			14.6%	14.3%
	106	116	244	172	0	0	1,438	1,390
	348	316	409	328	(62)	(50)	3,341	3,335
	30.6%	26.1%	24.3%	25.0%			25.7%	24.4%
	(1)	2	6	4	1	3	107	27
	62	11	44	2	(36)	11	(49)	212
	409	329	459	334	(97)	(36)	3,399	3,574
	36.0%	27.1%	27.3%	25.5%			26.1%	26.2%
	1,123	1,180	3,548	2,633	46	88	15,953	16,033
	523	705	1,806	1,223	2,791	2,521	11,662	12,010
	256	258	298	208	(87)	(121)	2,388	2,402
	22.5%	21.3%	17.7%	15.9%			18.4%	17.6%
	17	(257)	(36)	(105)	(360)	(1,948)	(1,497)	(3,679)
	(4)	(4)	0	(1)	(1)	1	(24)	(17)
	13.3	12.4	35.5	21.1	0	0	141.9	121.2
	11.7	11.3	22.9	14.5	(4.7)	(3.0)	90.5	84.3
	9.0	8.8	5.6	4.1	0	0	92.1	89.5
	1.6	1.5	2.1	1.5	0	0	25.3	25.5
	4,620	5,224	13,096	8,659	0	0	51,115	47,362

	Aggregates / Concrete		Other products / Services		Corporate / Eliminations		Total Group	
	2002	2001	2002	2001	2002	2001	2002	2001
	3,350	3,588	843	1,043	(881)	(981)	13,010	13,644
	51	69	56	26	0	0	1,903	1,945
	1,941	2,309	279	385	0	0	15,953	16,033
	(219)	(318)	(16)	(46)	162	(1,625)	(1,497)	(3,679)
	13,491	14,172	3,817	4,072	16	18	51,115	47,362

5 Change in Consolidated Net Sales		
Million CHF	2002	2001
Volume and price	(108)	166
Change in structure	398	359
Currency translation effects	(924)	(412)
Total	**(634)**	**113**

In 2002, sales to associates amounted to CHF 111 million (2001: 133).

6 Production Cost of Goods Sold		
Million CHF	2002	2001
Material expenses	1,719	1,953
Energy expenses	1,254	1,253
Personnel expenses	1,068	1,094
Depreciation	910	875
Other production expenses	1,813	1,933
Change in inventory	3	46
Total	**6,767**	**7,154**

7 Distribution and Selling Expenses		
Million CHF	2002	2001
Distribution expenses	2,349	2,479
Selling expenses	488	538
Total	**2,837**	**3,017**

8 Summary of Depreciation and Amortization		
Million CHF	2002	2001
Depreciation of property, plant and equipment		
Production facilities	910	875
Distribution and sales facilities	150	153
Administrative facilities	88	108
Depreciation of property, plant and equipment	**1,148**	**1,136**
Amortization of goodwill – Group	208	206
Other depreciation and amortization of operating assets	82	48
Depreciation and amortization of operating assets (A)	**1,438**	**1,390**
Amortization of goodwill – associates	18	3
Ordinary depreciation of non-operating long-term assets	13	16
Unusual write-offs	76	8
Depreciation and amortization of non-operating assets (B)	**107**	**27**
Total depreciation and amortization (A+B)	**1,545**	**1,417**
Of which depreciation of property, plant and equipment	1,148	1,152

9 Change in Consolidated Operating Profit		
Million CHF	2002	2001
Volume, price and cost	133	(64)
Change in structure	(20)	65
Currency translation effects	(155)	(57)
Total	**(42)**	**(56)**

10 Other (Expenses) Income		
Million CHF	2002	2001
Dividends earned	78	88
Financial income	6	88
Other ordinary income	94	63
Provision related to antitrust investigation	(120)	0
Depreciation and amortization of non-operating assets	(107)	(27)
Total	**(49)**	**212**

The reduction in financial income is due to the lower interest rate level, losses incurred on the sale of Cimpor shares, an impairment loss recognized for the Group's investment in Swiss International Airlines and foreign exchange movements.

Included in other ordinary income is the profit recognized on the sale of a 33% investment in Natal Portland Cement (Pty) Ltd in South Africa.

In July 2002, the German Federal Cartel Office announced that it was conducting investigations into the German cement industry regarding market violations in the 1990s. As a consequence, the Group has decided to recognize a provision in the amount of CHF 120 million.

The position "Depreciation and amortization of non-operating assets" includes depreciation and amortization of non-operating assets in Argentina in the amount of CHF 63 million.

Of which transactions with associates		
Million CHF	2002	2001
Dividends earned	40	49
Interest earned	5	8
Share of net income	13	10
Other ordinary income	2	2
Amortization of goodwill on investments in associates	(18)	(3)
Total	**42**	**66**

11 Financial Expenses Net		
Million CHF	2002	2001
Financial expenses	677	774
Interest earned on cash and marketable securities	(69)	(75)
Foreign exchange (gain) loss net	(17)	39
Financial expenses capitalized	(27)	(45)
Total	**564**	**693**
Of which to associates	0	1

The reduction in financial expenses is due to lower foreign exchange rates and the generally lower interest rate level. The average rate of interest of financial liabilities on hand at December 31 decreased to 4.6% (2001: 5.2%).

Foreign exchange gain net derived mainly from Latin American currencies.

Financial expenses capitalized comprises interest expenditure on large-scale projects during the year. In 2002, such projects included largely a construction of the cement plant at Holcim (US) Inc., USA.

12 Income Taxes		
Million CHF	2002	2001
Current taxation	457	434
Deferred taxation	36	(1)
Total	**493**	**433**

The Group's effective tax rate differs from the Group's average expected tax rate as follows:

Analysis of income tax charge		
	2002	2001
Group's average expected tax rate	**33%**	**33%**
Tax effect of		
Benefit of prior year tax losses not previously recognized	(3%)	(7%)
Provision for antitrust investigation – non deductible expense	3%	0%
Other	5%	4%
Group's effective tax rate	**38%**	**30%**

The increase in the effective tax rate is largely due to a lower utilization of benefits of prior year tax losses carryforward and a non-deductible expense of CHF 120 million related to a provision for the antitrust investigation (see note 10 for further details).

13 Research and Development

Research and development expenses were again confined to the existing product range and to investigating production processes and environmental protection. Basic research costs of CHF 4 million (2001: 6) were charged directly to the consolidated statement of income. No significant costs were incurred for licenses obtained from third parties, nor was any major revenue generated from licenses granted.

14 Earnings per Share (EPS)

Earnings per share is calculated on the basis of Group net income after minority interests and the weighted number of dividend-bearing shares after deduction of treasury shares. Based on a weighted number of 27,823,708 (2001: 27,428,205) bearer and 56,021,334 (2001: 54,304,240) registered shares, earnings per bearer share amount to CHF 12.97 (2001: 21.20) and per registered share CHF 2.59 (2001: 4.24). As the potential ordinary shares are anti-dilutive, the earnings per dividend-bearing bearer share is equal to fully diluted EPS in 2002. In 2001, the fully diluted EPS was based on a weighted average number of 29,336,537 bearer shares and 54,304,240 registered shares. It amounted to CHF 20.85 per bearer and CHF 4.17 per registered share.

Cash earnings per dividend-bearing bearer share excludes the amortization of goodwill and intangible assets of CHF 301 million (2001: 252). Based on a weighted number of 27,823,708 (2001: 27,428,205) bearer and 56,021,334 (2001: 54,304,240) registered shares, cash earnings per bearer share amount to CHF 20.68 (2001: 27.79).

15 Cash and Cash Equivalents

Cash and cash equivalents are financial instruments that are readily convertible into a known amount of cash with original maturities of three months or less.

16 Accounts Receivable

Million CHF	2002	2001
Accounts receivable – trade	1,684	1,995
Accounts receivable – associates	83	87
Other receivables	570	589
Allowances for doubtful accounts	(170)	(215)
Total	**2,167**	**2,456**
Of which pledged / restricted	22	35

17 Inventories

Million CHF	2002	2001
Raw materials and additives	163	226
Semi-finished and finished products	590	630
Fuels	119	158
Parts and supplies	380	384
Unbilled services	13	18
Total	**1,265**	**1,416**
Of which pledged / restricted	25	6

18 Financial Investments

Million CHF	2002	2001
Financial investments – associates	718	790
Financial investments – third parties	771	1,524
Long-term receivables – associates	71	84
Long-term receivables – third parties	470	914
Total	**2,030**	**3,312**
Of which pledged / restricted	26	40

During 2001, the Group increased the shareholding in PT Semen Cibinong Tbk. (Indonesia) to 77.3% after successful negotiations to restructure the company's debt. The company was consolidated as from January 1, 2002 being the date that management control became effective. As a result, financial investments – third parties and long-term receivables – third parties decreased. During the current year, the shareholding was increased by 0.9% to 78.2% at December 31, 2002.

In 2002, the Group has reduced its investment in Cimpor by 5%.

19 Financial Investments – Associates

Million CHF	2002	2001
January 1	**790**	**993**
Share of net income	13	10
Dividends earned	(40)	(49)
Change in structure	23	(155)
Currency translation effects	(68)	(9)
December 31	**718**	**790**

20 Derivative Assets

Included in "Long-term receivables – third parties" (note 18) are the following derivative assets with maturities exceeding one year; derivative assets with maturities of one year or less are included in "Other receivables" (note 16).

Derivative assets

	2002		2001	
Million CHF	Fair value	Nominal amount	Fair value	Nominal amount
Fair value hedges				
Interest rate	89.9	714.9	28.5	153.1
Currency	0.2	2.2	0.5	25.2
Cross-currency	3.9	16.9	0.5	20.2
Total fair value hedges	**94.0**	**734.0**	**29.5**	**198.5**
Cash flow hedges				
Interest rate	0.1	71.3	0.4	36.1
Currency	0	0.2	0.4	1.7
Cross-currency	0	0	0	0
Total cash flow hedges	**0.1**	**71.5**	**0.8**	**37.8**
Held for trading				
Interest rate	0	0	0.3	30.0
Currency	0	0	0	0
Cross-currency	0	0	0	0
Total held for trading	**0**	**0**	**0.3**	**30.0**
Grand total	**94.1**	**805.5**	**30.6**	**266.3**

Million CHF	Fair Value 2002	Fair Value 2001
Derivative assets related to fair value hedges have the following maturities:		
Within 1 year	4.1	1.0
Within 2 years	0	1.7
Within 3 years	0	0
Within 4 years	14.0	0
Within 5 years	31.7	2.0
Thereafter	44.2	24.8
Total	**94.0**	**29.5**
Derivative assets related to cash flow hedges have the following maturities:		
Within 1 year	0	0.4
Within 2 years	0.1	0
Within 3 years	0	0.2
Within 4 years	0	0.2
Within 5 years	0	0
Thereafter	0	0
Total	**0.1**	**0.8**
Held for trading derivative assets have the following maturities:		
Within 1 year	0	0
Within 2 years	0	0.3
Within 3 years	0	0
Within 4 years	0	0
Within 5 years	0	0
Thereafter	0	0
Total	**0**	**0.3**
Grand total	**94.1**	**30.6**

Certain derivative transactions, while fitting into the general risk management approach of minimizing potential adverse effects of the unpredictability of financial markets, do not qualify for hedge accounting under the specific rules in IAS 39. As such, they have been classified as held-for-trading.

21 Property, Plant and Equipment

At cost of acquisition Million CHF	Land	Buildings, installations	Machines	Furniture, vehicles, tools	Construction in progress	Total 2002	Total 2001
January 1	**2,337**	**5,712**	**14,970**	**2,576**	**1,651**	**27,246**	**26,365**
Change in structure	76	563	884	52	18	1,593	(438)
Additions	19	57	90	63	1,097	1,326	1,816
Disposals	(27)	(36)	(191)	(117)	(4)	(375)	(358)
Transferred from construction in progress	39	340	969	83	(1,431)	0	0
Currency translation effects	(212)	(738)	(1,949)	(300)	(201)	(3,400)	(139)
December 31	**2,232**	**5,898**	**14,773**	**2,357**	**1,130**	**26,390**	**27,246**
Purchase value of leased property, plant and equipment						187	203
Accumulated depreciation							
January 1	**485**	**2,739**	**8,077**	**1,703**	**7**	**13,011**	**13,099**
Change in structure	37	64	60	(25)	(1)	135	(861)
Additions	45	198	686	218	1	1,148	1,152
Disposals	(12)	(26)	(172)	(104)	0	(314)	(306)
Impairment loss (charged to income)	8	7	6	3	0	24	17
Currency translation effects	(27)	(297)	(884)	(211)	(1)	(1,420)	(90)
December 31	**536**	**2,685**	**7,773**	**1,584**	**6**	**12,584**	**13,011**
Accumulated depreciation of leased property, plant and equipment						44	23
Net book value as at December 31	**1,696**	**3,213**	**7,000**	**773**	**1,124**	**13,806**	**14,235**
Net asset value of leased property, plant and equipment						143	180
Of which pledged / restricted	53	213	715	10	0	991	207

The net book value of CHF 13,806 million (2001: 14,235) represents 52.3% (2001: 52.2%) of the original cost of all assets. Pledged/restricted assets increased by CHF 784 million (2001: +51) to CHF 991 million. At December 31, 2002 the fire insurance value of property, plant and equipment amounted to CHF 25,162 million (2001: 25,158).

Included in the above is investment property with a net book value of CHF 145 million (2001: 141).

22 Intangible and Other Assets[1]

At cost of acquisition Million CHF	Goodwill	Negative goodwill	Goodwill net	Other intangible assets	Total 2002	Total 2001
January 1	**3,789**	**(239)**	**3,550**	**342**	**3,892**	**3,473**
Additions	266	(17)	249	83	332	412
Disposals	0	0	0	0	0	0
Additions of subsidiaries	203	0	203	0	203	30
Currency translation effects	(213)	5	(208)	(24)	(232)	(23)
December 31	**4,045**	**(251)**	**3,794**	**401**	**4,195**	**3,892**
Accumulated depreciation						
January 1	**1,251**	**(107)**	**1,144**	**89**	**1,233**	**981**
Additions	252	(26)	226	75	301	252
Disposals	0	0	0	0	0	0
December 31	**1,503**	**(133)**	**1,370**	**164**	**1,534**	**1,233**
Net book value as at December 31	**2,542**	**(118)**	**2,424**	**237**	**2,661**	**2,659**
Other assets net					**503**	**471**
Total					**3,164**	**3,130**

[1] Prior year numbers reclassified to current year's presentation.

23 Interest in Joint Ventures

The following amounts represent the effect of proportionate consolidated assets and liabilities and sales and results of significant joint ventures disclosed on pages 114 and 115, and are included in the consolidated balance sheet and statement of income.

Balance sheet		
Million CHF	2002	2001
Current assets	142	234
Long-term assets	915	1,406
Total assets	**1,057**	**1,640**
Short-term liabilities	151	176
Long-term liabilities	221	506
Total liabilities	**372**	**682**
Net assets	**685**	**958**

Statement of income		
Million CHF	2002	2001
Net sales	**591**	**621**
Operating profit	**129**	**142**
Net income after minority interests	**78**	**90**

24 Trade Accounts Payable

Million CHF	2002	2001
Trade accounts payable – third parties	1,006	1,109
Trade accounts payable – associates	8	11
Advance payments from customers	60	67
Total	**1,074**	**1,187**

25 Current Financing Liabilities

Million CHF	2002	2001
Current financing liabilities – associates	4	4
Current financing liabilities – third parties	1,840	1,833
Current portion of long-term financing	1,041	892
Total	**2,885**	**2,729**
Of which secured	6	35

26 Other Current Liabilities

Million CHF	2002	2001
Other non interest-bearing liabilities	1,028	1,165
Provisions for income taxes payable	181	177
Total	**1,209**	**1,342**

27 Long-Term Financing Liabilities

Million CHF	2002	2001
Long-term financing liabilities – associates	8	16
Long-term financing liabilities – third parties	8,769	9,265
Total	**8,777**	**9,281**
Of which secured	382	702

Maturity schedule of long-term financing liabilities (including current portion)

Million CHF	2002	2001
Within 1 year	1,041	892
Within 2 years	1,230	1,383
Within 3 years	1,446	1,340
Within 4 years	1,064	1,379
Within 5 years	906	1,648
Thereafter	4,131	3,531
Total	**9,818**	**10,173**

Future minimum lease payments

Million CHF	Operating leases	Finance leases
Within 1 year	35	26
Within 2 years	26	26
Within 3 years	21	22
Within 4 years	17	20
Within 5 years	11	19
Thereafter	36	86
Total	**146**	**199**
Interest		(41)
Total finance leases		**158**

The total amount recognized in the consolidated statement of income for operating leases in 2002 was CHF 59 million (2001: 45).

Long-term financing liabilities, including those payable during 2003, comprise loans and advances of CHF 4,206 million (2001: 5,399), publicly traded loans amounting to CHF 5,454 million (2001: 4,574) and rental and lease commitments totalling CHF 158 million (2001: 200). All loans and advances were obtained from banks and financial institutions. Unutilized credit lines totalled CHF 2,362 million (2001: 2,572) as at December 31.

Outstanding bonds and private placements as at December 31 (in million)							
Nominal value	Nominal interest rate	Yield to maturity	Effective interest rate	Term	Remarks	Net book value 2002	Net book value 2001
Holcim Ltd						CHF	CHF
CHF 100	5.00%	5.00%	5.00%	1995–2002		0	100
CHF 500	4.00%	4.00%	4.33%	1998–2009		489	487
CHF 500	4.50%	4.50%	4.50%	2000–2005		500	500
Holcim Capital Corporation Ltd.						USD	USD
CHF 125	5.13%	5.13%	1.81%	1995–2005	Notes guaranteed by Holcim Ltd, swapped into USD and floating interest rates at inception	102	102
CHF 150	5.00%	5.00%	1.81%	1996–2006	Notes guaranteed by Holcim Ltd, swapped into USD and floating interest rates at inception	120	120
CHF 200	3.75%	3.75%	1.78%	1997–2007	Notes guaranteed by Holcim Ltd, swapped into USD and floating interest rates at inception	136	136
USD 200	5.50%	5.50%	5.76%	1998–2003	Notes guaranteed by Holcim Ltd	200	199
USD 100	6.35%	6.35%	2.89%	2001–2006	Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception	110	101
USD 149	6.35%	6.35%	6.42%	2001–2006	Private placement guaranteed by Holcim Ltd	149	148
USD 32	6.60%	6.60%	2.78%	2001–2008	Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception	36	32
USD 136	6.60%	6.60%	6.65%	2001–2008	Private placement guaranteed by Holcim Ltd	136	136
USD 150	7.05%	7.05%	3.08%	2001–2011	Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception	171	150
USD 208	7.05%	7.05%	7.08%	2001–2011	Private placement guaranteed by Holcim Ltd	207	207
USD 50	7.65%	7.65%	7.65%	2001–2031	Private placement guaranteed by Holcim Ltd	50	50
USD 35	5.83%	5.83%	5.85%	2002–2007	Private placement guaranteed by Holcim Ltd	35	0
USD 105	5.93%	5.93%	5.95%	2002–2009	Private placement guaranteed by Holcim Ltd	105	0
USD 65	6.59%	6.59%	6.60%	2002–2014	Private placement guaranteed by Holcim Ltd	65	0
USD 100	6.59%	6.59%	5.05%	2002–2014	Private placement guaranteed by Holcim Ltd, swapped into floating interest rates at inception	107	0
USD 616	0.00%	4.00%	5.50%	2002–2017	Convertible bonds guaranteed by Holcim Ltd, redemption price at maturity 100%, 1 bond per USD 1,000 nominal amount will be converted into 1.9519 Holcim Ltd bearer shares with a par value of CHF 10 (1,202,086 bearer shares in total), initial conversion price CHF 457.78, put options of the bondholders on June 10, 2006, 2008, 2010 and 2014, call option of the issuer on or any time after June 10, 2008, equity component USD 10 million	336	0
Holcim Overseas Finance Ltd.						CHF	CHF
CHF 419	1.00%	1.00%	3.10%	1998–2004	Convertible bonds guaranteed by Holcim Ltd, redemption price at maturity 100%, 1 bond per into CHF 5,000 nominal amount will be converted 11.6279 Holcim Ltd bearer shares with a par value of CHF 10 (975,000 bearer shares in total), initial conversion price CHF 430, soft call option of the issuer at 130% of the applicable conversion price, equity component CHF 43 million	407	398

Outstanding bonds and private placements as at December 31 (in million)							
Nominal value	Nominal interest rate	Yield to maturity	Effective interest rate	Term	Remarks	Net book value 2002	Net book value 2001
Holcim Overseas Finance Ltd.						CHF	CHF
CHF 448	0.00%	1.00%	2.90%	1999–2014	Convertible bonds guaranteed by Holcim Ltd, redemption price at maturity 116.1%, 1 bond per CHF 5,000 nominal amount will be converted into 10.41667 Holcim Ltd bearer shares with a par value of CHF 10 (933,332 bearer shares in total), initial conversion price CHF 480, put options of the bondholders on July 28, 2002 and 2007, call option of the issuer on or any time after July 28, 2002, equity component CHF 24 million	0	448
CHF 600	1.00%	2.50%	4.10%	2002–2012	Convertible bonds guaranteed by Holcim Ltd, redemption price at maturity 116.8%, 1 bond per CHF 5,000 nominal amount will be converted into 11.0125 Holcim Ltd bearer shares with a par value of CHF 10 (1,321,500 bearer shares in total), initial conversion price CHF 454.03, put options of the bondholders on June 10, 2007 and 2009, call option of the issuer on or any time after June 10, 2007, equity component CHF 37 million	566	0
Holcim Finance (Canada) Inc.						CAD	CAD
CAD 105	5.86%	5.86%	5.89%	2002–2007	Private placement guaranteed by Holcim Ltd	104	0
CAD 10	6.91%	6.91%	6.92%	2002–2017	Private placement guaranteed by Holcim Ltd	10	0
Holcim (US) Inc.						USD	USD
USD 27	1.55%	1.55%	1.56%	1984–2009	Industrial revenue bonds – Midlothian	27	27
USD 5	1.68%	1.68%	1.69%	1996–2031	Industrial revenue bonds – Devil's Slide	5	5
USD 22	1.65%	1.65%	1.66%	1997–2027	La Port facility revenue bonds	22	22
USD 45	6.33%	6.33%	6.52%	1998–2003	Private placement	45	45
USD 60	6.52%	6.52%	6.72%	1998–2005	Private placement	60	60
USD 95	6.80%	6.80%	7.02%	1998–2008	Private placement	95	95
USD 1	1.65%	1.65%	1.66%	1999–2009	Industrial revenue bonds – Mobile	1	1
USD 15	1.65%	1.65%	1.66%	1999–2031	Industrial revenue bonds – Midlothian	15	15
USD 67	1.48%	1.48%	1.49%	1999–2032	Mobile Dock & Wharf	67	67
St. Lawrence Cement Inc.						CAD	CAD
USD 18	2.83%	2.83%	2.87%	2000–2020	Industrial revenue bonds	28	28
Egyptian Cement Company S.A.E.[1]						EGP	EGP
EGP 585	13.00%	13.00%	13.65%	2002–2008	Bonds (tranche A), with fixed interest rate payable quarterly and mandatory amortization	585	0
EGP 390	12.00%	12.00%	12.55%	2002–2008	Bonds (tranche B) with variable interest rate payable quarterly and mandatory amortization	390	0
Holcim (Liban) S.A.L.						USD	USD
USD 76	10.00%	10.00%	10.25%	1999–2006	W.D.R., arranged by Deutsche Bank with fixed interest rate payable semi-annually and optional amortization	76	77

[1] Proportionate consolidation.

28 Derivative Liabilities

Included in "Long-term financing liabilities – third parties" (note 27) are the following derivative liabilities with maturities exceeding one year; derivative liabilities with maturities of one year or less are included in "Current financing liabilities – third parties" (note 25).

Derivative liabilities				
	2002		2001	
Million CHF	Fair value	Nominal amount	Fair value	Nominal amount
Fair value hedges				
Interest rate	31.7	185.0	26.3	249.1
Currency	0	0	2.3	35.5
Cross-currency	0.2	2.8	5.2	38.0
Total fair value hedges	**31.9**	**187.8**	**33.8**	**322.6**
Cash flow hedges				
Interest rate	82.3	525.7	79.9	752.4
Currency	0.1	5.3	0.1	11.7
Cross-currency	0	0	0	0
Total cash flow hedges	**82.4**	**531.0**	**80.0**	**764.1**
Held for trading				
Interest rate	0.8	92.5	5.2	557.2
Currency	0	0	0	0
Cross-currency	1.0	7.5	0	0
Total held for trading	**1.8**	**100.0**	**5.2**	**557.2**
Grand total	**116.1**	**818.8**	**119.0**	**1,643.9**

Million CHF	Fair Value 2002	Fair Value 2001
Derivative liabilities related to fair value hedges have the following maturities:		
Within 1 year	0.2	6.8
Within 2 years	0	2.6
Within 3 years	0	0
Within 4 years	0	0
Within 5 years	31.7	0
Thereafter	0	24.4
Total	**31.9**	**33.8**
Derivative liabilities related to cash flow hedges have the following maturities:		
Within 1 year	0.7	4.4
Within 2 years	3.1	1.1
Within 3 years	6.4	0.3
Within 4 years	4.7	5.4
Within 5 years	67.5	2.3
Thereafter	0	66.5
Total	**82.4**	**80.0**
Held for trading derivative liabilities have the following maturities:		
Within 1 year	0.3	5.2
Within 2 years	0	0
Within 3 years	0	0
Within 4 years	1.5	0
Within 5 years	0	0
Thereafter	0	0
Total	**1.8**	**5.2**
Grand total	**116.1**	**119.0**

Certain derivative transactions, while fitting into the general risk management approach of minimizing potential adverse effects of the unpredictability of financial markets, do not qualify for hedge accounting under the specific rules in IAS 39. As such, they have been classified as held-for-trading.

29 Deferred Taxes

Million CHF	2002	2001
January 1	**1,213**	**1,201**
Change in structure	(19)	27
Income statement charge (credit)	36	(1)
Currency translation effects	(104)	(14)
December 31	**1,126**	**1,213**

Deferred taxes

Million CHF	2002	2001
Calculation based on comprehensive liability method		
Analysis of temporary differences		
Current assets	26	22
Long-term assets	3,243	3,968
Liabilities	(215)	410
Total temporary differences	**3,054**	**4,400**
Provision for short and long-term deferred taxes	1,126	1,213

Tax loss carryforwards

Million CHF	Loss carry-forwards 2002	Tax effect 2002	Loss carry-forwards 2001	Tax effect 2001
Loss applied during the period to reduce the income tax expense	49	30	59	27
Total tax loss carryforwards	**1,671**	**494**	**961**	**314**
Of which reflected in deferred income tax	(715)	(212)	(548)	(180)
Total tax loss not recognized	**956**	**282**	**413**	**134**
Expiring as follows				
1 year	27	9	47	15
2 years	64	22	60	19
3 years	101	33	83	28
4 years	623	191	107	36
5 years	121	23	111	35
Thereafter	20	4	5	1

30 Provisions

Million CHF	Retirement benefits	Site restoration and other environmental liabilities	Other provisions	Total 2002	Total 2001
January 1	**329**	**279**	**301**	**909**	**945**
Change in structure	31	(6)	21	46	5
Provisions made	43	13	171	227	98
Provisions used during the year	(37)	(11)	(34)	(82)	(89)
Provisions reversed during the year	(7)	(8)	(24)	(39)	(46)
Currency translation effects	(31)	(26)	(50)	(107)	(4)
December 31	**328**	**241**	**385**	**954**	**909**

Included in other provisions are CHF 120 million related to the German antitrust investigation (see note 10 for further details).

31 Employee Benefits Obligations

Defined benefit plan: Some Group companies provide pension plans which under IAS are considered as defined benefit pension plans for their employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent's pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. Benefits are dependent on years of service and the respective employee's compensation and contribution.

A net pension asset is recorded only to the extent that it does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan, and any unrecognized actuarial losses and past service costs. As for Swiss plans, Holcim does not consider the net asset to be under its full control and therefore no asset is recorded.

The obligation resulting from the defined benefit pension plans is determined using the projected unit credit method. Unrecognized gains and losses resulting from changes in actuarial assumptions are recognized as income (expense) over the expected average remaining working lives of the participating employees. There were no plan terminations, curtailments or settlements for the years ended December 31, 2002 and 2001.

The following table reconciles the funded status of defined benefit plans to the amounts recognized in the balance sheet including the movement in the balance sheet.

Employee benefits obligations						
	Defined benefit plans underfunded		Defined benefit plans overfunded		Other post employment benefits underfunded	
Million CHF	2002	2001	2002	2001	2002	2001
Present value of funded defined benefit obligations	**1,512**	**360**	**231**	**1,306**	**9**	**4**
Fair value of plan assets	(1,346)	(210)	(236)	(1,524)	0	0
Excess of liabilities (assets) of funded obligations	**166**	**150**	**(5)**	**(218)**	**9**	**4**
Present value of unfunded obligations	129	115	2	2	115	116
Unrecognized actuarial gains and losses	(122)	23	(3)	(14)	(5)	7
Unrecognized past service cost	(10)	(74)	0	(1)	(1)	(2)
Unrecognized plan assets	0	0	0	170	0	0
Net liability (asset) from funded and unfunded plans	**163**	**214**	**(6)**	**(61)**	**118**	**125**
Benefits costs (included in personnel expenses)						
Current service cost	55	23	10	20	3	1
Interest expense on obligations	75	25	9	20	6	7
Expected return on plan assets	(79)	(18)	(13)	(34)	0	0
Net actuarial losses (gains) recognized	1	(1)	0	3	0	0
Past service cost	1	(1)	(1)	(6)	0	0
Others	(1)	0	0	1	0	1
Total	**52**	**28**	**5**	**4**	**9**	**9**
Net liability (asset) in balance sheet						
January 1	**214**	**187**	**(61)**	**(73)**	**125**	**126**
Change from overfunded to underfunded	(41)	0	41	0	0	0
January 1 adjusted	**173**	**187**	**(20)**	**(73)**	**125**	**126**
Net expense recognized in the income statement	52	24	5	8	9	8
Contributions	(51)	(15)	(3)	(14)	(12)	(12)
Change in structure	2	0	0	2	0	0
Currency translation effects	(18)	(2)	3	1	(17)	(1)
Others	5	20	9	15	13	4
December 31	**163**	**214**	**(6)**	**(61)**	**118**	**125**
Principal actuarial assumptions						
Discount rate at December 31	4.9%	5.7%	4.2%	4.7%	6.4%	6.9%
Expected return on plan assets	5.4%	6.2%	5.1%	6.0%	0%	0%
Wage and salary increases	2.9%	3.8%	3.0%	3.2%	1.1%	3.8%

Equity compensation plans

Holcim established an employee share ownership plan for all employees of Swiss subsidiaries and some executives from Group companies. This entitles employees to acquire discounted Holcim shares, however, with disposal restrictions. In addition, part of the compensation of key executives is paid in Holcim shares valued at market price and with disposal restrictions. All shares are purchased from the market and the cost is charged as personnel expenses in the consolidated statement of income. Therefore, no dilution effect of Holcim shares occurs.

Share option plan

Share options are granted to management. Movements in the number of share options outstanding giving the rights to purchase Holcim shares are as follows:

Number	2002	2001
January 1	**14,850**	**6,930**
Granted (individual bonus)	6,972	7,920
Granted (single allocation)	40,260	0
Exercised	0	0
Lapsed	0	0
December 31	**62,082**	**14,850**

The above-mentioned share options were granted as follows:

Options granted during 2002

40,260 share options were granted on January 2, 2002 at the market share price on that date of CHF 359.00 and expire on January 2, 2014. The options cannot be exercised for the nine years from the date of grant but may be exercised thereafter.

6,972 share options were granted on March 22, 2002 at the market share price on that date of CHF 386.50 and expire on March 22, 2010. The options cannot be exercised for the first three years from the date of grant but may be exercised thereafter.

The Group purchased the shares for grant under the management share option plan in the open market at the date of granting.

Options granted during 2001

The above-mentioned 7,920 share options were granted on March 26, 2001 at the market share price on that date of CHF 348.60 and expire on March 26, 2009. The options cannot be exercised for the first three years from the date of grant but may be exercised thereafter. The Group purchased the shares for grant under the management share option plan in the open market at the date of granting.

The terms of the options outstanding at December 31, 2002 and 2001 are as follows:

Grant date	Expiry date	Ratio	Exercise price	2002 Number	2001 Number
2000	2008	1:1	CHF 356.25[1]	6,930	6,930
2001	2009	1:1	CHF 341.34[1]	7,920	7,920
2002	2010	1:1	CHF 386.50	6,972	0
2002	2014	1:1	CHF 359.00	40,260	0
Total				**62,082**	**14,850**

[1] Adjusted.

32 Interests of Minority Shareholders

Million CHF	2002	2001
January 1	**2,741**	**1,900**
Transitional effect from adopting IAS 39	0	(2)
January 1 restated	**2,741**	**1,898**
New minorities assumed	299	87
Buy-out of minorities	(128)	(129)
Capital (repaid to) paid-in by minorities	(1)	776
Dividends paid to minority shareholders	(153)	(100)
Dividends paid on preference shares	(24)	0
Minority interests in income	291	219
Gain on available-for-sale securites net	1	0
Loss on cash flow hedges	(1)	(1)
Currency translation effects	(158)	(9)
December 31	**2,867**	**2,741**

Included in interests of minority shareholders are preference shares which were issued by the Group in 2001 through one of its Group companies (hereafter "Group Company") to an independent third party investor (hereafter "Investor"). The total subscription value of the preference shares was USD 450 million. The Group Company pays a fixed dividend to the Investor. The payment of such dividend is subject to the Group Company distributing dividends on its ordinary shares. The Group has the right but not the obligation to redeem the preference shares held by the Investor at any time.

33 Details of Shares

Number of shares	Registered shares	Bearer shares	Registered shares	Bearer shares
December 31	2002	2002	2001	2001
Total outstanding shares	**56,021,334**	**27,817,886**	**56,021,334**	**27,828,099**
Treasury shares				
Shares reserved for convertible bonds	0	487,922	0	1,106,760
Shares reserved for call options	0	62,082	0	14,850
Unreserved treasury shares	0	664,809	0	82,990
Total treasury shares	**0**	**1,214,813**	**0**	**1,204,600**
Total issued shares	**56,021,334**	**29,032,699**	**56,021,334**	**29,032,699**
Conditional shares				
Reserved for convertible bonds	0	2,801,575	0	801,575
Unreserved	0	0	0	1,000,000
Total conditional shares	**0**	**2,801,575**	**0**	**1,801,575**
Total shares	**56,021,334**	**31,834,274**	**56,021,334**	**30,834,274**

34 Contingencies, Guarantees and Commitments

Contingencies

In the ordinary course of business, the Group is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environment and health and safety matters. There are no such matters pending that the Group expects to be material in relation to the Group's business, financial position or results of operations. With regards to asbestos risks, Holcim never produced, imported, sold or unsold materials containing asbestos in the United States of America. There is no basis for legal claims. In 1995, Holcim acquired Eternit AG, Niederurnen, operating two asbestos free production units in Switzerland. Individual cases of asbestos related diseases contracted before the introduction of new technology are covered by the Swiss accident insurance (SUVA). Eternit AG, Niederurnen, never owned or operated plants outside of Switzerland. Furthermore, the Group operates in countries where political, economic, social and legal developments could have an impact on the Group's operations. The effects of such risks which arise in the normal course of business are not foreseeable and are therefore not included in the accompanying consolidated financial statements.

Guarantees

In the normal course of business, the Group has granted guarantees to third parties, totalling CHF 389 million (2001: 354) on December 31, 2002.

Commitments

In the ordinary course of business, the Group buys and sells investments, associate companies and Group companies or portions thereof. It is common practice that the Group makes offers or receives call or put options in connection with such acquisitions and divestitures. The Group does not expect to incur losses as a result of these offers and options.

As (a) no active market exists for these options and (b) it appears highly unlikely that these options could be sold to third parties as they represent only minority interests, it is considered by management that the fair value of both call and put options cannot therefore be reliably estimated. In consequence thereof, these options have not been recognized in the consolidated balance sheet at year end.

At December 31, 2002, the Group was committed to expenditure amounting to CHF 720 million (2001: 493).

35 Monetary Net Current Assets by Currency

Million CHF	Cash and marketable securities	Accounts receivable	Trade accounts payable	Current financing liabilities	Other current liabilities	Total 2002	Total 2001
CHF	89	104	64	629	127	(627)	(312)
EUR	345	959	472	1,176	340	(684)	(809)
CZK	4	16	10	51	3	(44)	(16)
SKK	6	9	7	22	7	(21)	(10)
HUF	16	25	8	0	8	25	18
USD	2,015	450	169	560	259	1,477	823
BRL	37	32	14	0	8	47	43
ARS	7	6	7	21	8	(23)	(10)
EGP	6	3	7	41	23	(62)	(34)
BDT	1	10	0	20	6	(15)	(14)
THB	16	20	14	16	16	(10)	47
LKR	3	8	7	47	6	(49)	(37)
Others	260	525	295	302	398	(210)	(249)
Total	**2,805**	**2,167**	**1,074**	**2,885**	**1,209**	**(196)**	**(560)**

36 Total Financial Liabilities by Currency

Currency	2002			2001		
	Million CHF	In %	Interest Rate	Million CHF	In %	Interest Rate
CHF	2,674	22.9	3.5	2,491	20.7	3.5
EUR	2,564	22.0	3.8	2,668	22.2	4.2
CZK	74	0.6	3.1	52	0.5	5.3
USD	5,315	45.6	4.4	5,489	45.7	5.7
CLP	86	0.7	3.4	54	0.4	7.0
ZAR	69	0.6	11.4	155	1.3	10.6
EGP	198	1.7	11.7	189	1.6	10.0
PHP	82	0.7	9.5	66	0.5	11.8
THB	27	0.2	4.0	123	1.0	7.2
LKR	67	0.6	12.8	76	0.6	14.8
AUD	66	0.6	6.0	121	1.0	5.5
NZD	212	1.8	6.9	294	2.4	5.2
Others	228	2.0	11.1	232	2.1	7.8
Total	**11,662**	**100.0**	**4.6**	**12,010**	**100.0**	**5.2**

37 Cash Flow Used in Investing Activities

Million CHF	2002	2001
Investments in property, plant and equipment net		
Replacements	917	941
Proceeds from sale of property, plant and equipment	(74)	(86)
Capital expenditures on property, plant and equipment to maintain productive capacity and to secure competitiveness	**843**	**855**
Expansion investments	409	875
Total investments in property, plant and equipment net (A)	**1,252**	**1,730**
Increase in financial investments		
Acquisition of new Group companies (net of cash and cash equivalents acquired)	(6)	211
Increase in participation of existing Group companies	102	109
Increase in financial investments – third parties and associates	94	1,749
Increase in other assets	810	417
Total	**1,000**	**2,486**
Decrease in financial investments		
Disposal of Group companies (net of cash and cash equivalents disposed of)	46	9
Decrease in participation in Group companies	6	3
Decrease in financial investments – third parties and associates	334	461
Decrease in other assets	369	64
Total	**755**	**537**
Total financial investments net (B)	**245**	**1,949**
Total cash flow used in investing activities (A+B)	**1,497**	**3,679**

During 2001, the Group provided financing to a third party equity investor (hereafter "Equity Investor") who acquired about 10% of the shares of Cimpor – Cimentos de Portugal SA. The Group then entered into a total return swap agreement (hereafter "Swap Contract") with the Equity Investor which resulted in the transaction being classified as a "Financial investment" due to the fact that the Group is bearing part of the economic risk of the said shares. The Swap Contract terminates in 2005.

Cash flow from acquisitions and disposals of Group companies				
		Acquisitions		Disposals
Million CHF	2002	2001	2002	2001
Cash and cash equivalents	(3)	(9)	14	7
Other current assets	(30)	(100)	91	10
Long-term assets	(96)	(358)	54	26
Other current liabilities	44	38	(62)	(20)
Long-term financing liabilities and long-term provisions	93	121	(34)	(5)
Fair value of (purchased) disposed Group companies	**8**	**(308)**	**63**	**18**
Acquired (disposed) cash and cash equivalents	3	9	(14)	(7)
Fair value net	**11**	**(299)**	**49**	**11**
Fair value net Holcim's share	**6**	**(211)**	**47**	**9**
Goodwill	(203)	(30)	0	0
Net loss from divestments			(1)	0
Net cash flow	**(197)**	**(241)**	**46**	**9**

38 Post-Balance Sheet Events

On February 19, 2003 the Australian Competition and Consumer Commission approved the merger of Australian Cement Holdings, comprising CSR Ltd and Hanson plc's Australian Cement joint venture and Queensland Cement Ltd, to form Australia's largest cement group. The new company will be owned 50% by Holcim and 25% each by CSR Ltd and Hanson plc.

As a result of the current environment in Argentina, Minetti S.A. has negotiated a financial restructuring with all parties involved, including financial institutions. The realization of this plan will result in a significantly higher participation of Holcim in Minetti S.A. The financial institutions have approved this plan and completion of all transaction is foreseen for mid 2003.

39 Transactions with Members of the Board of Directors and Senior Management

Board of Directors

The non-executive members of the Board of Directors received a total remuneration of CHF 3.3 million. In addition, they were also granted shares of Holcim Ltd which amounted to CHF 0.45 million in 2002.

Senior management

The total annual compensation of each member of the senior management comprises a salary, a Group bonus, which is based on the financial results of the Group and an individual bonus, which is based on individual performance. The total remuneration of the members of the senior management amounted to CHF 12.0 million. In addition, they were also granted 5,755 shares of Holcim Ltd and 47,232 share options in 2002.

At December 31, 2002, there were loans in the amount of CHF 2.4 million outstanding, which were granted to members of senior management (see Corporate Governance section for further details).

40 Holcim Group Companies

The list of companies appears in the section "Principal Companies".

41 Authorization of the Financial Statements for Issuance

The financial statements were authorized for issuance by the Board of Directors of Holcim Ltd on March 12, 2003 and are subject to shareholder approval at the Annual General Meeting of Shareholders scheduled for June 4, 2003.

Report of the Group Auditors to the General Meeting of Holcim Ltd, Jona

As auditors of the Group, we have audited the consolidated financial statements (consolidated statement of income, consolidated balance sheet, statement of changes in consolidated equity, consolidated cash flow statement and notes presented on pages 74 to 112) of Holcim Ltd for the year ended December 31, 2002. Certain financial statements of subsidiaries have been audited by other auditors. The prior year corresponding figures were audited by other Group auditors.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd.

Manuel Aeby	Chris Schibler
Swiss Certified Accountant	Chartered Accountant
In charge of the audit	In charge of the audit

Zurich, March 12, 2003

Principal Companies of the Holcim Group

Region	Company	Place	Nominal share capital in 000		Consolidated participation
Europe	Holcim (Belgique) S.A.	Belgium	EUR	72,762	100.0%
	Holcim (France) S.A.	France	EUR	70,525	100.0%
	Holcim (España), S.A.	Spain	EUR	147,803	99.9%
	Holcim Trading SA	Spain	USD	20,040	100.0%
	Alsen AG	Germany	EUR	47,064	88.9%
	Holcim (Baden-Württemberg) GmbH	Germany	EUR	5,200	100.0%
	Eternit AG	Switzerland	CHF	10,000	100.0%
	Holcim (Schweiz) AG	Switzerland	CHF	142,200	100.0%
	Holcim Commerce Ltd	Switzerland	CHF	50,000	100.0%
	Holcim Group Support Ltd	Switzerland	CHF	1,000	100.0%
	Holcim (Italia) S.p.A.	Italy	EUR	26,000	100.0%
	Holcim (Česko) a.s.	Czech Republic	CZK	486,297	96.3%
	Holcim (Slovensko) a.s.	Slovakia	SKK	1,275,068	98.0%
	Holcim Hungária Rt.	Hungary	HUF	4,500,000	70.4%
	Cementownia Wejherovo	Poland	PLN	18,800	50.5%
	Tvornica Cementa Koromačno d.o.o.	Croatia	HRK	201,718	99.7%
	Fabrika Cementa "Novi Popovac" A.D.	Serbia	YUM	1,079,018	83.0%
	Holcim (Romania) S.A.	Romania	ROL	10,000	99.6%
	Holcim (Bulgaria) AD	Bulgaria	BGN	7,194	94.4%
North America	Holcim (US) Inc.	USA	USD	0	100.0%
	St. Lawrence Cement Inc.	Canada	CAD	139,197	63.6%
Latin America	Apasco S.A. de C.V.	Mexico	MXN	203,672	68.9%
	Holcim (Nicaragua) S.A.	Nicaragua	NIO	44,500	39.4%
	Grupo Incsa – PC	Costa Rica	CRC	8,604,056	56.3%
	Panamá Cement S.A.[1]	Panama	USD	127,200	43.1%
	Caricement Antilles N.V.	Curaçao	USD	23,899	100.0%
	Cementos Boyacá S.A.	Colombia	COP	72,536,716	99.8%
	Cementos Caribe C.A.	Venezuela	VEB	7,792,178	100.0%
	La Cemento Nacional C.A.	Ecuador	USD	81,924	77.4%
	Holcim (Brasil) S.A.	Brasil	BRL	171,752	99.9%
	Minetti S.A.	Argentina	ARS	202,057	65.0%
	Cemento Polpaico S.A.	Chile	CLP	5,992,807	54.3%
Africa Middle East	Holcim (Maroc) S.A.	Morocco	MAD	421,000	51.0%
	Alpha (Pty) Limited	South Africa	ZAR	716,669	54.4%
	Egyptian Cement Company S.A.E.[1]	Egypt	EGP	1,000,000	43.7%
	Holcim (Liban) S.A.L.	Lebanon	LBP	234,192,509	55.7%
	Holcim (Outre-Mer) S.A.S.	La Réunion/Madagascar	EUR	37,860	100.0%

[1] Joint venture, proportionate consolidation (50%).

Principal Companies of the Holcim Group

Region	Company	Place	Nominal share capital in 000		Consolidated participation
Asia Pacific	Garadagh Cement J.S.C.	Azerbaijan	AZM	171,900	88.9%
	Holcim (Lanka) Ltd	Sri Lanka	LKR	2,500,000	96.1%
	Holcim (Bangladesh) Ltd	Bangladesh	BDT	120,000	82.7%
	Siam City Cement (Public) Company Limited[1]	Thailand	THB	2,500,000	33.8%
	Holcim (Malaysia) Sdn Bhd	Malaysia	MYR	10,450	100.0%
	Holcim Trading Pte Ltd	Singapore	SGD	650	100.0%
	PT Semen Cibinong Tbk.	Indonesia	IDR	3,831,450	78.2%
	Holcim (Vietnam) Ltd	Vietnam	USD	189,400	65.0%
	Union Cement Corporation	Philippines	PHP	6,446,899	40.0%
	Queensland Cement Ltd.	Australia	AUD	500,020	100.0%
	Holcim (New Zealand) Ltd	New Zealand	NZD	22,004	100.0%

Listed Group Companies

Region	Company	Place of listing	Market capitalization at December 31, 2002 in local currency		Security code number
Europe	Alsen AG	Frankfurt	EUR	339 million	DE0005259006
North America	St. Lawrence Cement Inc.	Toronto	CAD	489 million	CA7910601060
Latin America	Apasco S.A. de C.V.	Mexico	MXN	14,811 million	MXP041021512
	Corporación Incsa	San José	CRC	80,878 million	INC CR
	La Cemento Nacional C.A.	Quito, Guayaquil	USD	202 million	ECP612411085
	Minetti S.A.	Buenos Aires	ARS	168 million	ARP6806N1051
	Cemento Polpaico S.A.	Santiago	CLP	71,499 million	CLP2216J1070
Africa Middle East	Holcim (Maroc) S.A.	Casablanca	MAD	3,368 million	MA0000010332
	Holcim (Liban) S.A.L.	Beirut	USD	139 million	Sicovam 921890
Asia Pacific	Siam City Cement (Public) Company Limited	Bangkok	THB	52,500 million	TH0021010002
	PT Semen Cibinong Tbk.	Jakarta	IDR	166,668 million	ID1000072309
	Union Cement Corporation	Manila	PHP	2,901 million	PHY9101M1037

Principal Finance and Holding Companies

	Nominal share capital in 000		Consolidated participation
Holcim Ltd, Switzerland	CHF	402,370	100.0%
Breitenburger Auslandbeteiligungs-GmbH, Germany	EUR	2,556	100.0%
Breitenburger Beteiligungs-GmbH, Germany	EUR	102,000	100.0%
Holcibel S.A., Belgium	EUR	831,000	100.0%
Holcim Asia Finance Ltd., Bermuda	AUD	22	100.0%
Holcim Capital Corporation Ltd., Bermuda	USD	2,630	100.0%
Holcim European Finance Ltd., Bermuda	EUR	45	100.0%
Holcim Finance (Belgium) SA, Belgium	EUR	62	100.0%
Holcim Finance (Canada) Inc, Canada	CAD	0	100.0%
Holcim Investments (Belgium) S.A., Belgium	EUR	188,000	100.0%
Holcim Investments (France) SAS, France	EUR	15,551	100.0%
Holcim Overseas Finance Ltd., Bermuda	CHF	16	100.0%
Holcim Reinsurance Ltd., Bermuda	CHF	1,453	100.0%
Holderfin B.V., Netherlands	EUR	3,423	100.0%
Holcim (Mediterranean) S.L., Spain	EUR	60,003	100.0%
Holcim Finance (Australia) Pty Ltd, Australia	AUD	1,000	100.0%

Principal Associated Companies

Region	Company	Country of incorporation or residence
Europe	A.D. Cementarnica Usje	Macedonia
	Sharr Beteiligungs-GmbH	Hamburg
	The Cyprus Cement Company Ltd.	Cyprus
	Novorosscement	Russia
	Shurovocement	Russia
	Volskcement	Russia
Latin America	Cementos Progreso S.A.	Guatemala
	Cemento de El Salvador S.A. de C.V.	El Salvador
	Cementos del Norte S.A. de C.V.	Honduras
	Cementos Colón S.A.	Dominican Republic
	Cementos Pacasmayo S.A.A.	Peru
Africa Middle East	Eastern Bulkcem Co. Ltd.	Nigeria
Asia Pacific	Ardebil	Iran
	AO Akhangarancement	Uzbekistan
	Huaxin Cement Company Ltd.	China
	Suzhou Golden Cat Cement Ltd.	China

Cement	■
Aggregates	□
Ready-mix concrete	◍
Other products and services	○

Holcim (Belgique) S.A., Belgium

Chief executive:	Bernard Kueng
Personnel:	2,120
Production capacity:	3.3 million t of cement
Obourg plant	■
Haccourt grinding plant	■
Shareholdings:	
Gralex S.A.	□
Hellings N.V.	■
Holcim Concrete Products (Belgique)	○
Holcim European Services Ltd	■
Holcim Granulats (Belgique)	□
Holcim (Haccourt)	■
Holcim Informatique	■ □ ◍ ○
Holcim Mortier (France Belgique)	○
Holcim (Nederland) B.V.	■ □ ◍ ○
Inter-Béton S.A.	◍
Scoribel S.A.	■

Holcim (France) S.A., France

Chief executive:	Bernard Kueng
Personnel:	1,814
Production capacity:	5.0 million t of cement
Altkirch plant	■
Dannes plant	■
Héming plant	■
Lumbres plant	■
Rochefort plant	■
Ebange grinding plant	■
Shareholdings:	
Dunkerque Ajouts	■
Holcim Bétons (France)	◍
Holcim Granulats (France)	□
Sovrac	■

Holcim (España), S.A., Spain

Chief executive:	Saverio A. Banchini
Personnel:	1,480
Production capacity:	4.3 million t of cement
Carboneras plant	■
Gádor plant	■
Jerez plant	■
Lorca plant	■
Torredonjimeno plant	■
Shareholdings:	
Holcim Aridos S.L.	□
Holcim Hormigones S.A.	◍
Holcim Morteros S.A.	◍

Holcim Trading SA, Spain

Chief executive:	Joaquín Villanueva
Personnel:	50

Alsen AG, Germany

Chief executive:	Karl Gernandt
Personnel:	1,004
Production capacity:	4.6 million t of cement
Höver plant	■
Lägerdorf plant	■
Rostock plant (terminal)	■
Salzgitter plant	■
Hansa grinding plant	■
Hardegsen grinding plant	■
Shareholdings:	
BKK Baustoff-Kontor GmbH	■
DBU Dresdner Beton-Union GmbH	◍
Georoc Deutschland Nord GmbH	■
Hannoversche Silo-Gesellschaft mbH	○
Happy-Beton GmbH & Co. KG	◍
Happy Kies Sand Recycling GmbH	□
Kieswerke Borsberg GmbH & Co. KG	□
SBU Kieswerk Zeikhain GmbH & Co. KG	□
SBU Sandwerke Dresden GmbH	□
Alsen Beton und Zuschlagsstoffe GmbH	◍
Warnow Mineralbaustoffe GmbH	□

Cement	■
Aggregates	□
Ready-mix concrete	●
Other products and services	○

Holcim (Baden-Württemberg) GmbH, Germany	
Chief executive:	Urs Kern
Personnel:	160
Production capacity:	0.6 million t of cement
Geisingen plant	■
Shareholdings:	
Geisinger Kalkstein Schotterwerk	□
HM Transportbeton GmbH & Co. KG	●
Hupfer GmbH	□ ●
SUL Siloumschlag + Logistik GmbH	■
TBM-Transportbeton Mittelbaden	●

Eternit AG, Switzerland	
Chief executive:	Anders Holte
Personnel:	575
Niederurnen plant	○
Payerne plant	○
Shareholdings:	
Etertub AG	○
Promat AG	○
ESAL d.o.o., Slovenia	○

Holcim (Schweiz) AG, Switzerland	
Chief executive:	Leo Mittelholzer
Personnel:	1,357
Production capacity:	4.3 million t of cement
Brunnen plant	■ □
Eclépens plant	■
Siggenthal plant	■
Thayngen plant	■
Untervaz plant	■
Morbio grinding plant	■
Lorüns grinding plant, Austria	■
Shareholdings:	
AG Hunziker & Cie	○
Georoc AG	■
Holcim Kies und Beton AG	□ ●
Hüntwanger Kies AG	□ ●

Holcim Group Support Ltd, Switzerland	
Personnel:	744
Sector company:	
Holcim Group Support (Canada) Ltd.	○

Holcim White Ltd, Switzerland	
Chief executive:	Karl A. Baumann
Personnel:	11

Holcim (Italia) S.p.A., Italy	
Chief executive:	Carlo Gervasoni
Personnel:	499
Production capacity:	3.3 million t of cement
Merone plant	■
Ternate plant	■
Morano grinding plant	■
Shareholdings:	
Eurofuels	■
Holcim Aggregati S.r.l.	□
Holcim Calcestruzzi S.r.l.	●

Rolcim S.p.A., Italy	
Chief executive:	Carlo Gervasoni
Personnel:	18

Holcim (Česko) a.s., Czech Republic	
Chief executive:	Jan Hamr
Personnel:	488
Production capacity:	1.4 million t of cement
Prachovice plant	■
Shareholdings:	
Ekocem Praha s.r.o	●
Holcim Beton Pardubice a.s.	●
KAPO Prachovice s.r.o	○
Lom Klecany s.r.o	○
Pískovna Dobříň a.s.	□
Transbeton IPS s.r.o	●
Transportcement Prachovice s.r.o	■

Holcim (Slovensko) a.s., Slovakia	
Chief executive:	Jan Hamr
Personnel:	828
Production capacity:	2.7 million t of cement
Rohožník plant	■
Banská Bystrica grinding plant	■
Shareholdings:	
ASO Spol s.r.o	■
B & W Auslandsbeteiligung GmbH	○
Hirostavbet s.r.o	◑
Holcim Beton s.r.o	□ ●
Transportcement Bratislava	■
Holcim (Wien) GmbH, Austria	■

Holcim Hungária Rt., Hungary	
Chief executive:	Lászlo Panyi
Personnel:	810
Production capacity:	2.2 million t of cement
Hejöcsaba plant	■
Lábatlan plant	■
Shareholding:	
Holcim Beton Rt.	□ ●

Cementownia Wejherovo, Poland	
Chief executive:	Wojciech Stobinski
Personnel:	132

Tvornica Cementa Koromačno d.o.o., Croatia	
Chief executive:	Urs Fankhauser
Personnel:	248
Production capacity:	0.9 million t of cement
Koromačno plant	■
Umag grinding plant	■
Shareholdings:	
Korobeton d.o.o.	●
Resnik Beton	●

Fabrika Cementa "Novi Popovac" A.D., Serbia	
Chief executive:	Darko Krizan
Personnel:	960[1]
Production capacity:	1.3 million t of cement
Novi Popovac plant	■

[1] As of January 1, 2003.

Holcim (Romania) S.A., Romania	
Chief executive:	Kurt Habersatter
Personnel:	1,818
Production capacity:	4.7 million t of cement
Alesd plant	■
Campulung plant	■
Turda plant	■

Holcim (Bulgaria) AD, Bulgaria	
Chief executive:	Todor Kostov
Personnel:	622
Production capacity:	2.1 million t of cement
Beloizvorski plant	■
Shareholdings:	
Holcim Karierni Materiali AD	□
Karieri AD	□

Holcim (US) Inc., USA	
Chief executive:	Paul A. Yhouse
Personnel:	2,350
Production capacity:	16.4 million t of cement
Ada plant	■
Artesia plant	■
Clarksville plant	■
Devil's Slide plant	■
Dundee plant	■
Holly Hill plant	■
Mason City plant	■
Portland plant	■
Theodore plant	■
Trident plant	■
GranCem Birmingham	■
GranCem Chicago	■
GranCem Weirton	■
Shareholding:	
Holnam Texas Limited Partnership	
Midlothian plant	■

Cement	■
Aggregates	□
Ready-mix concrete	●
Other products and services	○

St. Lawrence Cement Inc., Canada	
Chief executive:	Patrick Dolberg
Personnel:	2,770
Production capacity:	4.7 million t of cement
Joliette plant	■
Mississauga plant	■
Boehmers group	●
Demix group	□ ● ○
Dufferin group	□ ● ○
St. Lawrence Cement, USA	
Camden plant	■
Catskill plant	■
Hagerstown plant	■

Apasco S.A. de C.V., Mexico	
Chief executive:	Pierre A. Froidevaux
Personnel:	3,566
Production capacity:	10.3 million t of cement
Shareholdings:	
Cementos Apasco S.A. de C.V.	
Acapulco plant	■
Apaxco plant	■
Macuspana plant	■
Orizaba plant	■
Ramos Arizpe plant	■
Tecomán plant	■
Concretos Apasco S.A. de C.V.	●
Gravasa S.A. de C.V.	□

Holcim (Nicaragua) S.A., Nicaragua	
Chief executive:	Rodolfo Montero
Personnel:	102
Production capacity:	0.4 million t of cement
Nagarote grinding plant	■

Grupo Incsa-PC, Costa Rica	
Chief executive:	Jean Pierre Ratton
Personnel:	1,007
Production capacity:	0.8 million t of cement
Shareholdings:	
Concretera Nacional S.A.	●
Hidroeléctrica Aguas Zarcas S.A.	○
Industria Nacional de Cemento S.A.	
Cartago plant	■
Productos de Concreto S.A.	●
Quebradores Cerro Minas S.A.	□
Quebradores Ochomogo S.A.	□

Panamá Cement S.A., Panama	
Chief executive:	José Agustin Moscoso
Personnel:	473
Production capacity:	0.9 million t of cement
Shareholdings:	
Cementos Panamá S.A.	
Quebrancha grinding plant	■
Concreto S.A.	●
Grava S.A.	□
Productos de Concreto S.A.	●

Cementos Boyacá S.A., Colombia	
Chief executive:	Bernard Terver
Personnel:	690
Production capacity:	1.5 million t of cement
Nobsa plant	■
Shareholdings:	
Concretos Premezclados S.A.	●
Ingeniesa S.A.	□

Cementos Caribe C.A., Venezuela	
Chief executive:	Bernard Terver
Personnel:	586
Production capacity:	2.4 million t of cement
Cumarebo plant	■
San Sebastián plant	■
Shareholdings:	
Agregados Caribe C.A.	□
Premezclados Caribe C.A.	●
Yesos del Golfo C.A.	○

La Cemento Nacional C.A., Ecuador

Chief executive:	Patrick Bredthauer
Personnel:	1,248
Production capacity:	2.8 million t of cement
Shareholdings:	
Agregados Rocafuerte S.A.	□
Distribuidora Rocafuerte (Disensa) SA	○
Hormigones Rocafuerte S.A.	◍
Industria Rocacem S.A.	
Cerro Blanco plant	■
San Rafael grinding plant	■
Productos Rocafuerte S.A.	◍
Cementos Pacasmayo S.A., Peru	
Pacasmayo plant	■

Holcim (Brasil) S.A., Brazil

Chief executive:	Carlos Bühler
Personnel:	1,953
Production capacity:	5.6 million t of cement
Barroso plant	■
Cantagalo plant	■
Pedro Leopoldo plant	■
Vitória grinding plant	■
Concretex	◍
Pedreiras Cantareira	□

Minetti S.A., Argentina

Chief executive:	Eduardo Kretschmer
Personnel:	624
Production capacity:	4.1 million t of cement
Capdeville plant	■
Córdoba plant	■
Puesto Viejo plant	■
Campana grinding plant	■
Shareholdings:	
Hormix / Hormigonera Central	◍
Transmix / Hormex	◍

Cemento Polpaico S.A., Chile

Chief executive:	Andreas K. Heusler
Personnel:	1,026
Production capacity:	2.7 million t of cement
Cerro Blanco plant	■
Coronel grinding plant	■
Mejillones grinding plant	■
Shareholdings:	
Multicret S.A.	●
Pétreos S.A.	□ ●

Holcim (Maroc) S.A., Morocco

Chief executive:	Youssef Ennadifi
Personnel:	619
Production capacity:	2.7 million t of cement
Oujda plant	■
Ras El Ma plant	■
Doukkarat grinding plant	■
Nador grinding plant	■
Shareholdings:	
Holcim Bétons	●
Holcim Granulats	■

Alpha (Pty) Limited, South Africa

Chief executive:	Karl Meissner-Roloff[1]
Personnel:	2,110
Production capacity:	3.4 million t of cement
Dudfield plant	■
Ulco plant	■
Roodepoort grinding plant	■
Alpha Stone and Readymix	□ ●
Shareholdings:	
Tanga Cement Company Ltd., Tanzania	
Tanga plant	■

Egyptian Cement Company S.A.E., Egypt

Chief executive:	Nassef Sawiris
Personnel:	1,238
Production capacity:	7.1 million t of cement
El Soukhna plant	■

[1] As of January 1, 2003.

Cement	■
Aggregates	□
Ready-mix concrete	●
Other products and services	○

Holcim (Liban) S.A.L., Lebanon

Chief executive:	Dominique Drouet
Personnel:	263
Production capacity:	1.7 million t of cement
Chekka plant	■
Shareholdings:	
Société Libanaise des Ciments Blancs	■
Société Libanaise pour le Béton (SOLIBE)	●

Holcim (Outre-Mer) S.A.S., La Réunion

Chief executive:	Bruno Pennetier
Personnel:	606
Production capacity:	0.5 million t of cement
Ibity plant	■
Calédonia grinding plant	■
Réunion grinding plant	■
Holcim Bétons	●
Holcim Granulats	□

Garadagh Cement J.S.C., Azerbaijan

Chief executive:	Alex Traun
Personnel:	552
Production capacity:	1.2 million t of cement
Garadagh plant	■

Holcim (Lanka) Ltd, Sri Lanka

Chief executive:	Tim Mackay
Personnel:	901
Production capacity:	1.0 million t of cement
Shareholdings:	
Galle Cement Company Ltd.	■
Lanka Quarries Ltd.	□
Puttalam Cement Company Ltd.	
Puttalam plant	■
Ruhunu Cement Company Ltd.	
Galle grinding plant	■

Holcim (Bangladesh) Ltd, Bangladesh

Chief executive:	Ramit Budhraja
Personnel:	268
Production capacity:	1.3 million t of cement
Bangladesh grinding plant	■
Shareholdings:	
Cemcor Limited	
Saiham Cement Industries Ltd	■
United Cement Industries Limited	■

Siam City Cement (Public) Company Limited, Thailand

Chief executive:	Vincent Bichet
Personnel:	6,196
Production capacity:	14.8 million t of cement
Saraburi plant	■
Shareholdings:	
Conwood Co. Ltd.	○
Karat Faucet Co. Ltd.	○
Royal Porcelain Co. Ltd.	○
Siam City Concrete Co. Ltd.	●

Holcim Services (Asia) Ltd., Thailand

Chief executive:	Felix Hoechner
Personnel:	59

Holcim (Malaysia) Sdn Bhd, Malaysia

Chief executive:	Joe Khor
Personnel:	71
Production capacity:	1.2 million t of cement
Pasir Gudang grinding plant	□

PT Semen Cibinong Tbk., Indonesia					
Chief executive:	Tom Clough				
Personnel:	4,145				
Production capacity:	9.6 million t of cement				
Cilacap plant		■			
Naragong plant		■			
PT Trumix Beton			□	◐	
PT Wahana Transtama		■			

Holcim (Vietnam) Ltd, Vietnam					
Chief executive:	Martin Foreman				
Personnel:	731				
Production capacity:	2.3 million t of cement				
Hon Chong plant		■			
Cat Lai pozzolanic grinding plant and terminal		■			

Union Cement Corporation, Philippines					
Chief executive:	Magdaleno B. Albarracin				
Personnel:	1,575				
Production capacity:	8.9 million t of cement				
Bulacan plant		■			
Davao plant		■			
La Union plant		■			
Luga-It plant		■			
Shareholdings:					
Calamba Aggregates Co. Inc.			□		
Northern Mindanao Transport Company		■			

Queensland Cement Ltd., Australia					
Chief executive:	Philippe Arto				
Personnel:	930				
Production capacity:	1.9 million t of cement				
Gladstone plant		■			
Rockhampton plant					○
Bulwer Island grinding plant		■			
Cairns terminal		■			
Townsville terminal		■			
Shareholdings:					
Australian Steel Mill Services Pty Ltd.					○
Excel Concrete				●	
Excel Quarries			□		
Pozzolanic Industries Ltd.		■			
Queensland Cement Distributors Pty Ltd.		■			
Holcim Trading Pte Ltd, Singapore		■			
PT Wahana Pozzolanic, Indonesia		■			

Holcim (New Zealand) Ltd, New Zealand					
Chief executive:	Rex Williams				
Personnel:	718				
Production capacity:	0.5 million t of cement				
Westport plant		■			
Shareholdings:					
Allied Milburn Ltd.				●	
Coastal Resources Ltd.			□		
McDonald's Lime Ltd.					○
Milburn Aggregates			□		
Readymix Concrete				●	
Taylors Lime Co.					○
Suzhou Golden Cat Cement Ltd., China					
Suzhou plant		■			

Statement of Income Holcim Ltd

Million CHF	2002	2001
Financial income	311.5	297.7
Other ordinary income	1.3	1.5
Extraordinary income	13.4	212.5
Total income	**326.2**	**511.7**
Financial expenses	(56.7)	(87.3)
Other ordinary expenses	(10.9)	(23.7)
Change in provisions and valuation adjustments on financial investments	(53.9)	(197.3)
Taxes	(4.2)	0.5
Total expenses	**(125.7)**	**(307.8)**
Net income	**200.5**	**203.9**

Balance Sheet Holcim Ltd as at December 31

Million CHF	2002	2001
Cash and cash equivalents	95.1	198.8
Accounts receivable – Group companies	136.6	286.1
Accounts receivable – third parties	1.1	6.6
Prepaid expenses and other current assets	0.6	2.6
Total current assets	**233.4**	**494.1**
Loans – Group companies	1,596.7	1,524.5
Financial investments – Group companies	4,700.4	4,604.8
Other financial investments	4.9	6.0
Total long-term assets	**6,302.0**	**6,135.3**
Total assets	**6,535.4**	**6,629.4**
Current financing liabilities – Group companies	164.6	109.1
Current financing liabilities – third parties	181.1	10.9
Other current liabilities	14.9	16.1
Total short-term liabilities	**360.6**	**136.1**
Long-term financing liabilities – Group companies	488.8	649.8
Long-term financing liabilities – third parties	100.0	130.0
Debentures	1,000.0	1,100.0
Long-term provisions	656.5	696.0
Total long-term liabilities	**2,245.3**	**2,575.8**
Total liabilities	**2,605.9**	**2,711.9**
Share capital	402.4	402.4
Legal reserves		
Ordinary reserve	2,596.2	2,593.6
Reserve for treasury shares	452.3	448.3
Free reserve	262.8	262.8
Retained earnings	215.8	210.4
Total shareholders' equity	**3,929.5**	**3,917.5**
Total liabilities and shareholders' equity	**6,535.4**	**6,629.4**

Change in Shareholders' Equity Holcim Ltd

	Share capital	Ordinary reserve	Reserve for treasury shares	Free reserve	Retained earnings	Total
Million CHF						
January 1, 2000	**377.2**	**2,335.2**	**287.9**	**57.2**	**166.3**	**3,223.8**
Capital increase						0
Capital surplus						0
Decrease reserve for treasury shares			(205.6)	205.6		0
Dividends					(161.9)	(161.9)
Net income of the year					189.7	189.7
December 31, 2000	**377.2**	**2,335.2**	**82.3**	**262.8**	**194.1**	**3,251.6**
January 1, 2001	**377.2**	**2,335.2**	**82.3**	**262.8**	**194.1**	**3,251.6**
Capital increase	25.2					25.2
Capital surplus		624.4				624.4
Increase reserve for treasury shares		(366.0)	366.0			0
Dividends					(187.6)	(187.6)
Net income of the year					203.9	203.9
December 31, 2001	**402.4**	**2,593.6**	**448.3**	**262.8**	**210.4**	**3,917.5**
January 1, 2002	**402.4**	**2,593.6**	**448.3**	**262.8**	**210.4**	**3,917.5**
Capital increase						0
Capital surplus		6.6				6.6
Increase reserve for treasury shares		(4.0)	4.0			0
Dividends					(195.1)	(195.1)
Net income of the year					200.5	200.5
December 31, 2002	**402.4**	**2,596.2**	**452.3**	**262.8**	**215.8**	**3,929.5**

Data as Required under Articles 663b and c of the Swiss Code of Obligations		
Contingent liabilities Million CHF	31.12.2002	31.12.2001
Holcim Capital Corporation Ltd.		
Guarantees in respect of holders of		
5.5% USD 200 million notes due in 2003	308[1]	373
5.125% CHF 125 million bonds due in 2005	140	140
5% CHF 150 million bonds due in 2006	165	165
6.35% USD 249 million private placement due in 2006	395[1]	453
3.75% CHF 200 million bonds due in 2007	215	215
5.83% USD 35 million private placement due in 2007	55[1]	0
6.6% USD 168 million private placement due in 2008	275[1]	308
5.93% USD 105 million private placement due in 2009	168[1]	0
7.05% USD 358 million private placement due in 2011	614[1]	683
6.59% USD 165 million private placement due in 2014	278[1]	0
Zero coupon USD 615.865 million convertible bonds due in 2017	854[1]	0
7.65% USD 50 million private placement due in 2031	100[1]	110
Guarantees in respect of financial institutions		
Swaps for above-mentioned bonds	3	110
Holcim Finance (Belgium) SA		
Commercial Paper Program, EUR 500 million maximum		
Outstanding amount	352[2]	0
Holcim Finance (Canada) Inc.		
Guarantees in respect of holders of		
5.86% CAD 105 million private placement due in 2007	99[3]	0
6.91% CAD 10 million private placement due in 2017	10[3]	0
Holcim Overseas Finance Ltd.		
Guarantees in respect of holders of		
1% CHF 419.25 million convertible bonds due in 2004	428	428
1% CHF 600 million convertible bonds due in 2012	719	0
Zero coupon CHF 448 million convertible bonds due in 2014	0	459

Issued bonds

The outstanding bonds and private placements as at December 31, 2002 are listed on pages 100 and 101.

Principal investments

The principal direct and indirect investments of Holcim Ltd are listed under the heading "Principal Companies of the Holcim Group" on pages 114 to 116.

[1] Exchange rate: CHF 1.3784.
[2] Exchange rate: CHF 1.4523.
[3] Exchange rate: CHF 0.8802.

Treasury bearer shares		Number	Price per share in CHF	Million CHF
01.01.01	Treasury shares	234,155	351.49	82.3
01.01. to 31.12.01	Movement	970,445	n.a.	366.0
31.12.01	Treasury shares	1,204,600	372.13	448.3
01.01.02	Treasury shares	1,204,600	372.13	448.3
01.01. to 31.12.02	Movement	10,213	n.a.	4.0
31.12.02	Treasury shares	1,214,813	372.30	452.3

Conditional bearer share capital		Number	Price per share in CHF	Million CHF
01.01.01	Conditional shares par value	1,801,575	10.00	18.0
01.01. to 31.12.01	Movement	0	0.00	0
31.12.01	Conditional shares par value	1,801,575	10.00	18.0
01.01.02	Conditional shares par value	1,801,575	10.00	18.0
01.01. to 31.12.02	Movement	1,000,000	10.00	10.0
31.12.02	Conditional shares par value	2,801,575	10.00	28.0

Share interests of directors and officers

As at December 31, 2002, the members of the Board of Directors and the senior management of Holcim held directly and indirectly in the aggregate 47,405,123 (2001: 47,459,989) registered shares and no rights to acquire further registered shares and 1,447,726 (2001: 1,544,495) bearer shares and 62,082 (2001: 14,850) call options on bearer shares.

Important shareholders[1]

As at December 31, 2002, Dr. h.c. Thomas Schmidheiny directly and indirectly held 47,399,148 (2001: 47,339,148) registered shares and 1,414,510 (2001: 1,513,670) bearer shares.[2] Capital Group Companies Inc. held 1,806,110 registered shares and 3,230,980 bearer shares.

The information disclosed complies with all Swiss legal requirements. Otherwise, all information can be found in the Corporate Governance chapter on pages 46 to 58.

[1] Shareholding of more than 5%.

[2] Included in share interests of directors and officers.

Dividend-bearing share capital		2002		2001
Shares	Number	Million CHF	Number	Million CHF
Bearer shares of CHF 10 par value	29,032,699	290.3	29,032,699	290.3
Registered shares of CHF 2 par value	56,021,334	112.1	56,021,334	112.1
Total		**402.4**		**402.4**

Appropriation of retained earnings		
CHF		
Retained earnings brought forward	15,283,741	6,438,805
Net income of the year	200,507,341	203,929,620
Retained earnings	**215,791,082**	**210,368,425**
The Board of Directors proposes to the Annual General Meeting of Shareholders of June 4, 2003 in Dübendorf the following appropriation:		
Gross dividend[1]	(195,110,764)	(195,084,684)
Balance to be carried forward	**20,680,318**	**15,283,741**

This results in the following dividend per share:

Dividend	Gross	Net[2]
Bearer share	CHF 5.00	CHF 3.25
Registered share	CHF 1.00	CHF 0.65

As from June 10, 2003, the dividend will be paid by any of the banks designated by the company (UBS AG, Credit Suisse First Boston, Bank Leu) upon presentation of Coupon No. 3 from Holcim bearer shares. The dividend on registered shares will be paid in accordance with shareholders' instructions.

[1] No dividend is paid on treasury shares held by Holcim. On January 1, 2003, treasury holdings amounted to 1,214,813 bearer shares.
[2] After deduction of 35% withholding tax.



Report of the Statutory Auditors to the General Meeting of Holcim Ltd, Jona

As statutory auditors, we have audited the accounting records and the financial statements (statement of income, balance sheet and notes presented on pages 124 to 129) of Holcim Ltd for the year ended December 31, 2002. The prior year corresponding figures were audited by other auditors.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd.

Manuel Aeby	Chris Schibler
Swiss Certified Accountant	Chartered Accountant
In charge of the audit	In charge of the audit

Zurich, March 12, 2003

Widely represented in share indices

The Holcim bearer share is represented in 22 share indices.

Weighting of Holcim Bearer Share in Selected Share Indices	
Index	Weighting in %
SMI (Swiss Market Index)	1.122
SPI (Swiss Performance Index)	1.000
BEBULDM, BE500 Building Materials Index	8.954
SXOP, Dow Jones STOXX 600 Construction	6.777
VIRTX, virt-x Broad	0.122

Source: Bloomberg, end-December 2002.

The Holcim registered share is represented in 5 share indices.

Weighting of Holcim Registered Share in Selected Share Indices	
Index	Weighting in %
BEBULDM, BE500 Building Materials Index	3.382
BBG Europe Industry	0.564

Source: Bloomberg, end-December 2002.

Additional Data	Bearer Share	Registered Share
Security code no.	1221406	1221405
Telekurs code	HOL	HOLN
Reuters code	HOLZ.VX	HOLZn.S
Bloomberg code	HOL VX	HOLN SW

The shares are listed on SWX Swiss Exchange and virt-x in London. They are also traded on the Frankfurt Stock Exchange and in the form of ADRs (HCMLY) in the USA.

Every share, regardless of whether bearer or registered, carries one voting right. The market capitalization of Holcim Ltd amounted to CHF 9,959 million (2001: 14,461) at December 31, 2002.

Financial Reporting Calendar	
Annual report 2002 available in German and English	March 19, 2003
First quarter 2003 results	May 13, 2003
General meeting of shareholders	June 4, 2003
Dividend payment	June 10, 2003
First half 2003 results	August 28, 2003
Third quarter 2003 results conference for press and analysts	November 12, 2003
2003 annual results conference for press and analysts	March 9, 2004


Performance of Holcim Bearer Share vs. Swiss Market Index (SMI)
CHF 450
CHF 400
CHF 350
CHF 300
CHF 250
CHF 200
CHF 150
1998
1999
2000
2001
2002
2003
Holcim bearer share
SMI


Performance of Holcim Registered Share vs. Swiss Performance Index (SPI)
CHF 120
CHF 100
CHF 80
CHF 60
CHF 40
CHF 20
1998
1999
2000
2001
2002
2003
Holcim registered share
SPI

Key Data Bearer Share					
Par value CHF 10	2002	2001	2000[1]	1999[1]	1998[1]
Number of shares issued	29,032,699	29,032,699	27,218,155	27,218,155	26,171,300
Number of dividend-bearing shares	29,032,699	29,032,699	27,218,155	27,218,155	26,171,300
Number of shares conditional capital	2,801,575[2]	1,801,575	1,801,575	1,801,575	801,575
Number of treasury shares	1,214,813	1,204,600	234,155	843,125	903,575
Stock market prices in CHF					
High	393	403	455	439	430
Low	202	265	326	281	221
Consolidated earnings per dividend-bearing share in CHF[3]	12.97	21.20	24.12	22.01	19.22
Cash earnings per share in CHF[4]	20.68	27.79	30.26	28.16	25.65
Consolidated shareholders' equity per share in CHF[3]	168.32	195.80	189.44	174.36	141.17
Gross dividend per share in CHF	5.00[5]	5.00	5.00	4.40	4.00

Key Data Registered Share					
Par value CHF 2	2002	2001	2000[1]	1999[1]	1998[1]
Number of shares issued	56,021,334	56,021,334	52,520,000	52,520,000	50,500,000
Number of dividend-bearing shares	56,021,334	56,021,334	52,520,000	52,520,000	50,500,000
Number of treasury shares	0	0	0	210	0
Stock market prices in CHF					
High	80	109	120	114	87
Low	38	61	87	60	45
Consolidated earnings per dividend-bearing share in CHF[3]	2.59	4.24	4.82	4.40	3.84
Cash earnings per share in CHF[4]	4.14	5.56	6.05	5.63	5.13
Consolidated shareholders' equity per share in CHF[3]	33.66	39.16	37.89	34.87	28.23
Gross dividend per share in CHF	1.00[5]	1.00	1.00	0.88	0.80

Exchange Rates					
In CHF	2002	2001	2000	1999	1998
Average exchange rates					
USD	1.55	1.69	1.69	1.50	1.45
EUR	1.47	1.51	1.56	1.60	1.62
Year-end exchange rates					
USD	1.39	1.68	1.64	1.60	1.38
EUR	1.45	1.48	1.52	1.60	1.61

Current Rating	
Standard & Poor's long-term rating	BBB+ Outlook Stable
Standard & Poor's short-term rating	A2

[1] Adjusted for 5-for-1 share split in 2001.
[2] Shares reserved for convertible bonds issued.
[3] After interests of minority shareholders.
[4] Excludes the amortization of goodwill and other intangible assets.
[5] Proposal of the Board of Directors.

Group Holcim						
		2002	2001	2000	1999	1998
Statement of income						
Net sales[1]	Million CHF	13,010	13,644	13,531	11,708	10,921
Gross profit[1]	Million CHF	6,243	6,490	6,074	5,318	4,788
Operating profit	Million CHF	1,903	1,945	2,001	1,706	1,567
Operating profit margin	%	14.6	14.3	14.8	14.6	14.3
Depreciation and amortization	Million CHF	1,545	1,417	1,429	1,201	1,124
Operating EBITDA	Million CHF	3,341	3,335	3,365	2,857	2,595
Operating EBITDA margin	%	25.7	24.4	24.9	24.4	23.8
EBITDA	Million CHF	3,399	3,574	3,595	3,114	2,819
EBITDA margin	%	26.1	26.2	26.6	26.6	25.8
Income taxes	Million CHF	493	433	448	415	366
Tax rate	%	38.2	29.6	30.2	29.8	30.4
Net income before minority interests	Million CHF	797	1,031	1,035	978	837
Net income after minority interests	Million CHF	506	812	886	795	682
Net income margin	%	3.9	6.0	6.5	6.8	6.2
Cash flow statement						
Cash flow from operating activities	Million CHF	2,388	2,402	2,557	1,902	1,887
Cash flow margin	%	18.4	17.6	18.9	16.2	17.3
Investments in property, plant and equipment for maintenance	Million CHF	843	855	816	480	496
Investments in property, plant and equipment for expansion	Million CHF	409	875	824	631	471
Financial investments net	Million CHF	245	1,949	1,929	710	1,751
Balance sheet						
Current assets	Million CHF	6,460	6,367	6,401	5,501	4,140
Long-term assets	Million CHF	19,000	20,677	18,588	16,201	13,969
Total assets	Million CHF	25,460	27,044	24,989	21,702	18,109
Short-term liabilities	Million CHF	5,168	5,258	5,790	4,167	3,337
Long-term liabilities	Million CHF	10,857	11,403	10,199	9,303	8,356
Shareholders' equity[2]	Million CHF	9,435	10,383	9,000	8,232	6,416
Shareholders' equity as % of total assets[2]	%	37.1	38.4	36.0	37.9	35.4
Interests of minority shareholders	Million CHF	2,867	2,741	1,900	1,802	1,423
Net financial debt	Million CHF	8,857	9,768	9,060	7,631	7,069
Other key indicators						
Production capacity cement[1]	Million t	141.9	121.2	113.2	93.4	86.6
Sales of cement and clinker[3]	Million t	90.5	84.3	80.6	74.6	68.4
Sales of aggregates	Million t	92.1	89.5	86.6	84.9	83.9
Sales of ready-mix concrete	Million m^3	25.3	25.5	24.9	21.8	20.8
Personnel	Number	51,115	47,362	44,316	39,327	40,520
Financial ratios						
Return on equity[4]	%	7.1	11.0	13.1	13.9	13.5
Gearing	%	93.9	94.1	100.7	92.7	110.2
Funds from operations[5] / net financial debt	%	26.4	25.1	27.2	28.6	27.7
EBITDA net interest coverage	x	5.9	5.5	5.6	5.7	6.2
EBIT net interest coverage	x	3.2	3.3	3.4	3.5	3.7

[1] Restated figures 1998 through 2000.
[2] Includes interests of minority shareholders.
[3] 2000 restated figure.
[4] Excludes interests of minority shareholders.
[5] Net income before minority interests and depreciation and amortization.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the future Group's business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macro-economic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.


Holcim Board of Directors
Audit Committee
Nomination & Compensation Committee
Markus Akermann
CEO
Dr. Thomas Knöpfel
Latin America[1]
Benoît-H. Koch
North America
Iberian Peninsula
Mediterranean
International Trade
Dr. Hansueli Heé
Europe
(excluding
Iberian Peninsula)
Urs Bieri
Deputy CEO
Southern ASEAN
East Asia and Pacific
South and East Africa
Paul Hugentobler
South Asia
Northern ASEAN
Theophil H. Schlatter
CFO
Finance
and Controlling
Dr. Martin F. Altorfer
Bernard Terver
Area Management
Javier de Benito
Area Management
Urs Böhlen
Area Management
Jerry C.R. Maycock
Area Management
Corporate Strategy & Risk Management
Corporate Legal
Corporate Human Resources Management
Corporate Communications
Investor Relations
Manufacturing Services
Commercial Services
Industrial Ecology
Training and Learning
Information Technology
Administration Group Support
Procurement
Corporate Controlling
Corporate Financing
& Treasury
Financial Holdings
Holcim Information
Platform

Situation as of April 1, 2003.

[1] Mexico under direct responsibility of Markus Akermann.

Executive Committee (EXCO) ☐

Management Structure

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 87 19
investor.relations@holcim.com


Holcim
www.holcim.com

The eight pillars of the 1.2 km Bhairab bridge span the sandy flood plains of the Sylhet region in northeastern Bangladesh. British engineers called upon concrete experts from Switzerland's Holcim to complete a technically difficult project with efficiency and on schedule. To protect the environment and to lower costs, most of the special-purpose cement produced by Holcim Bangladesh was shipped directly to the construction site by barge and delivered in jumbo bags. With the bridge now open to traffic, truck drivers no longer need to wait for hours to board the ferry. Tea, vegetables and other products now reach the capital Dhaka much faster.


Holcim
Information
Holcim Ltd

Annual results 2002 and outlook for 2003



Holcim

FILE NUMBER
82-4093

Holcim Group 2002

- Strong operating results in a difficult market environment.
- Gratifying internal growth, excluding the negative impact of foreign currency translations.
- Increase in operating EBITDA margin confirms efficiency gains in production and distribution.
- Debt reduction and solid cash flow.
- Provisions for cartel investigation in Germany and write-offs in Argentina impact Group net profit.

Well positioned for solid growth when global economy recovers.

Holcim

1

Annual results 2002

Corporate Governance

- Corporate Governance at Holcim is aimed at meeting the requirements of a progressive, internationally-oriented public company.
- Chairman of the Board of Directors and CEO functions have been separated. Audit Committee and Nomination & Compensation Committee have been established.
- Executive Committee strengthened by nomination of Thomas Knöpfel, responsible for Group region Latin America.

Holcim takes up the challenges posed by markets and society.

Holcim

2

Annual results 2002

Roadmap to increase efficiency

- Consistent increase of operating EBITDA margin as guiding principle for the entire Group.
- Group standards support local management in important areas with a worldwide relevance.
- Swift integration of newly acquired companies.
- Increasing use of alternative fuels and raw materials in the production process.
- New products particularly in the field of composite cements. Optimization of customer service.
- Sustainability in terms of the environment and social responsibility.

The Group is gaining strength.

Holcim

3

Annual results 2002

Europe



Economic growth continued to slow down. Higher demand for building materials in Italy, Spain and most countries in Central and Eastern Europe. Germany stuck in recession in its 8th year. Overall, stagnating cement consumption in Group region Europe.

EU expansion will lead to fresh impetus.

Positions in Europe


Group:
Cement plant
Grinding plant
Terminal
Participation:
Cement plant
Cement capacity (Europe): 40.8 m t; additionally with partners: 9.8 m t.

Facts Europe

- Proximity to markets supports sales.
- Holcim increases cement deliveries in a generally flat market.
- Central Eastern European country cluster lead by one management team and further concentration on core business in Switzerland.
- Most Group companies post better operating results.
- Decreasing demand and a deterioration in prices in Germany result in lower operating profit.

Cost reduction measures strengthen industrial basis.

Status Eternit AG, Niederurnen (Switzerland)

- Holcim acquired Eternit AG in 1995. By then, the company's production was entirely asbestos-free.
- Any cases of illnesses attributable to the Swiss factories of Eternit AG will be covered under the Swiss accident insurance fund SUVA.
- Eternit AG never managed or owned asbestos-processing companies abroad. It has no connection with any foreign company with a similar or identical brand name.
- Holcim never produced, imported or traded products containing asbestos in the USA. There is no basis for legal action against Holcim in the USA.

No provisions required for asbestos-related risks.


Holcim

Status of cartel investigation (Germany)

- In 2002, the German Federal Cartel Office initiated a nationwide investigation into the cement industry.
- The legal proceedings are related to market violations in the 1990s. Both Holcim Group companies in Germany have been under new management since 2000 and 2001 respectively.
- Alsen AG, Hamburg, expects a fine of EUR 80 million and has made corresponding provisions. The decision is likely to be appealed.
- There are clear indications that the Group company in Southern Germany will not be fined.

The Group strengthens measures to ensure compliance in competition behavior.

Holcim

Strengthening of market presence (Spain)

- Holcim is expanding its position in Madrid, Spain's most important and dynamic market.
- With the acquisition of Cementos de Hispania, Holcim is extending its existing range of aggregates and ready-mix concrete in the central market and tying it in with the strategically important cement business.
- The Yeles plant serves the Madrid area with an annual capacity of 0.9 million tonnes of cement. A well positioned mortar business was also acquired.
- Corresponding with the acquisition, Holcim sold its 10-percent stake in Dyckerhoff AG.

Ideal market addition on the Iberian Peninsula.

Holcim

North America



The US economy remained stable in 2002. During the second half of the year, the economy slowed down noticeably. The Canadian economy showed solid growth rates during the entire year. Despite large projects and lively housing construction activity, cement consumption declined slightly.

The US will have to continuously **import cement.**

Positions in North America


Cement plant
Grinding plant
Terminal
Cement plant (project or under construction)
Cement capacity Group (North America): 21.1 m t.

Facts North America

- St. Lawrence Cement exceeded last year's good results.
- It benefited from the new slag cement plant in Camden (USA) and lively demand in Canada.
- Holcim (US) overcame its production bottleneck in the Mid-West by commissioning the new Portland plant in the second half of the year.
- The weak US dollar and the final write-offs on the de-commissioned Fort Collins plant weighed on the operating results of Holcim (US).
- Both Group companies joined the US Environmental Protection Agency's "Climate Leader Program".

Increasing efficiency is still a priority.


Holcim

Status of expansion projects (USA)

- During the last 5 years, cement capacity has been modernized in Utah, Texas, Colorado and Pennsylvania.
- The new plant in South Carolina (capacity: 2.2 million t) will be commissioned during the 3rd quarter 2003.
- The regulatory approval for the projects in Greenport (New York) and St. Geneviève (Missouri) should progress significantly during the next few months.
- As usual, Holcim will install state-of-the-art and environment-friendly technologies in these projects.


Holcim

Modern production facilities reduce cost.

Latin America



Markets and currencies strained by the crisis in Argentina, the difficult political situation in Venezuela and Colombia and the reluctance to invest in Brasil. The construction sector was a strong pillar of economic development in Mexico and Central America. Overall, Latin America remained firm.

Higher cement sales in Mexico, Central America and Ecuador.

Positions in Latin America


Group:
Cement plant
Grinding plant
Terminal
Participation:
Cement plant
Grinding plant
Terminal

Cement capacity Group (Latin America): 31.2 m t; additionally with partners: 9.6 m t.

Facts Latin America

- Only minor decline in cement sales while price development was solid.
- Higher sales of Apasco in Mexico balanced market declines in other countries in this region.
- Holcim Brazil remained firm in a challenging economic environment. Group companies in Central America, Ecuador and Chile achieved gains.
- Despite a negative development in sales, operating profit reached again an encouragingly high level.

Latin America delivers main contribution to Group results.



Africa Middle East



Robust economic trends in markets important for Holcim. Housing programs and large infrastructure projects underpinned the demand for building materials. In particular, South Africa and Morocco profited from a favorable economic climate. The situation was difficult in Madagascar and Ivory Coast.

Cement demand bolstered again by robust economy.

Holcim

Positions in Africa Middle East


Group:
Cement plant
Grinding plant
Terminal
Participation:
Cement plant
Grinding plant
Terminal

Cement capacity Group (Africa Middle East): 13.3 m t; additionally with partners: 5.1 m t.

Holcim

Facts Africa Middle East

- Significant increase in sales in important markets such as Morocco, Egypt, Lebanon and South Africa.
- Considerable improvement in operational efficiency; 20 percent rise in the region's operating profit.
- Substantial contributions from Group companies in South Africa, Morocco, Egypt and Lebanon.
- Use of alternative fuels and residues from other industries on the rise.
- Alpha in South Africa wins awards for environmental leadership.

Major improvements resulted in strongest increase of operating profit in this Group region.



Asia Pacific



The countries of this Group region made further progress in 2002. The construction industry was generally the most important growth factor. Thailand and Vietnam in particular enjoyed a significantly higher demand for cement. Housing construction was the driving force in many places.

Broad recovery of the construction sector in Asia.

Holcim

Positions in Asia Pacific


Group:
Cement plant
Grinding plant
Important terminal
Grinding plant (project)
Participation:
Cement plant
Grinding plant
Important terminal

Cement capacity Group (Asia Pacific): 35.5 m t;
additionally with partners: 14.9 m t.

Holcim

Facts Asia Pacific

- Group region strengthened by first-time full consolidation of PT Semen Cibinong in Indonesia.
- Strong increase in sales in most markets and all segments.
- Better capacity utilization boosts operating results. Improved performance especially in Vietnam, Thailand and Australia.
- Higher operating profit for Asia Pacific, despite price pressure and integration costs at PT Semen Cibinong.
- Holcim Vietnam will build a new grinding plant with a capacity of 1.3 million t to participate in market growth.

Leading position further consolidated in ASEAN.



Status Queensland Cement (Australia)

- Regulatory approval for the merger of Queensland Cement and Australian Cement Holdings.
- The conclusion of contract negotiations is expected within a month.
- Solid positions in densely populated provinces with great potential for the future.
- With a capacity of over 3 million t and higher utilization rates, the largest and most attractive cement group is being established in Australia.
- Proportionate consolidation of the new cement company in 2003.


Holcim

A move to consolidate Pacific position within the Group.

Key financial figures

Million CHF	2000	2001	2002	+/- in CHF	+/- in loc. curr.
Net sales	13'531	13'644	13'010	-4.6%	2.1%
Operating profit	2'001	1'945	1'903	-2.2%	5.8%
Operating EBITDA	3'365	3'335	3'341	0.2%	7.7%
EBITDA	3'595	3'574	3'399	-4.9%	2.5%
Group net income after minority interests	886	812	506	-37.7%	-31.8%
Cash flow from operating activities	2'557	2'402	2'388	-0.6%	6.5%
EPS in CHF 1)	24.12	21.20	12.97	-38.8%	-33.0%
Cash-EPS in CHF 1)	30.26	27.79	20.68	-25.6%	-19.5%
Dividend in CHF 1)	5.00	5.00	5.00	0.0%	

1) per bearer share



Major changes in the scope of consolidation

	Effective as at	Cement capacity
+ PT Semen Cibinong, Indonesia	January 1, 2002	9.6 million t
+ Novi Popovac, Serbia	April 15, 2002	1.3 million t
+ Union Cement, Philippines, from proportionate to full consolidation	October 1, 2002	+ 2.4 million t
– Baubedarf, Switzerland	October 1, 2002	–
+/– Various smaller companies		

Capacity and sales volumes


Cement capacity in million t
Cement sales in million t
Aggregates sales in million t
Ready-mix concrete sales in million m3
113.2
80.6
86.6
24.9
121.2
84.3
89.5
25.5
141.9
90.5
92.1
25.3
2000
2001
2002

Exchange rates

Statement of income average exchange rates in CHF	2000	2001	2002	+/-
1 EUR	1.56	1.51	1.47	-2.6%
1 USD	1.69	1.69	1.55	-8.3%
1 African Basket (EGP, ZAR, MAD) [1]	1.17	1.00	0.81	-19.0%
1 Asian Basket (AUD, NZD, THB, PHP) [1]	1.12	1.00	0.96	-4.0%

Balance sheet year-end exchange rates in CHF	2000	2001	2002	+/-
1 EUR	1.52	1.48	1.45	-2.0%
1 USD	1.64	1.68	1.39	-17.3%
1 African Basket (EGP, ZAR, MAD) [1]	1.34	1.00	1.02	2.0%
1 Asian Basket (AUD, NZD, THB, PHP) [1]	1.02	1.00	0.89	-11.0%

1) weighted by net sales 2001


Holcim

Currency exposure


Sales
CHF 7%
Other 26%
USD 41%
EUR 26%
Operating Profit
CHF 6%
Other 24%
USD 51%
EUR 19%

2002

Holcim

Net sales

Million CHF


13'531
13'644
13'010
Volume / price
Change in structure
Forex movements
Total change
523 4.5%
521 4.4%
779 6.7%
1823 15.6%
166 1.2%
359 2.6%
-412 -3.0%
113 0.8%
-108 -0.8%
398 2.9%
-924 -6.7%
-634 -4.6%
2000
2001
2002

Holcim

Net sales by region



Million CHF
2000
2001
2002
3159
3143
2763
4590
4523
4480
1213
1136
1312
1684
3742
3805
3248

Δ 01/02	Volume/ price	Change in structure	Currency	Total
Europe	1.3%	-0.6%	-1.7%	-1.0%
North America	-4.4%	0.4%	-8.1%	-12.1%
Latin America	-7.3%	0.1%	-7.4%	-14.6%
Africa Middle East	9.1%	1.5%	-16.9%	-6.3%
Asia Pacific	7.2%	29.9%	-8.7%	28.4%
Total	-0.8%	2.9%	-6.7%	-4.6%

Net sales by region



North America
21%
Latin America
24%
Africa
Middle East
9%
Asia Pacific
13%
Europe
33%

2002

Net sales by segment

Million CHF	2000	%	2001	%	2002	%
Cement / clinker	9'544	65	9'994	68	9'698	70
Aggregates / concrete	3'451	23	3'588	25	3'350	24
Other products / services	1'829	12	1'043	7	843	6
Subtotal	14'824	100	14'625	100	13'891	100
Eliminations	-1'293		-981		-881	
Total	**13'531**		**13'644**		**13'010**	

Operating profit



Million CHF
Margin
14.8%
14.3%
14.6%
2'001
1'945
1'903
Volume / price / cost
Change in structure
Forex movements
Total change
97 5.7%
65 3.8%
133 7.8%
295 17.3%
-64 -3.2%
65 3.2%
-57 -2.8%
-56 -2.8%
133 6.8%
-20 -1.0%
-155 -8.0%
-42 -2.2%
2000
2001
2002

Operating profit by region



Million CHF
2000
2001
2002
423
306
294
540
513
479
835
820
785
152
200
242
97
156
165

Δ 01/02	Volume/ price/cost	Change in structure	Currency	Total
Europe	-4.5%	-0.4%	-1.8%	-6.6%
North America	4.6%	0.3%	-8.8%	-3.9%
Latin America	4.3%	0.0%	-8.5%	-4.3%
Africa Middle East	43.0%	1.0%	-23.0%	21.0%
Asia Pacific	25.0%	-13.5%	-5.8%	5.8%
Total	6.8%	-1.0%	-8.0%	-2.2%

Operating EBITDA



Million CHF
Margin
24.9%
24.4%
25.7%
3'365
3'335
3'341
Volume / price / cost
Change in structure
Forex movements
Total change
173 6.1%
132 4.6%
203 7.1%
508 17.8%
-41 -1.2%
108 3.2%
-97 -2.9%
-30 -0.9%
184 5.5%
73 2.2%
-251 -7.5%
6 0.2%
2000
2001
2002

EBITDA


Million CHF
Margin
26.6%
26.2%
26.1%
3'595
+ 15.4%
3'574
- 0.6%
3'399
- 4.9%
2000
2001
2002

Group net income


Before minority interests in million CHF
After minority interests in million CHF
+ 5.8%
1'035
+ 11.4%
886
- 0.4%
1'031
- 8.4%
812
- 22.7%
797
- 37.7%
506
2000
2001
2002

Variance in other (expenses) income

Million CHF	2001	2002
Dividends earned	88	78
Financial income • Lower interest rate level • Losses incurred on the sale of Cimpor shares • Impairment loss on Swiss International Airlines investment	88	6
Depreciation on non-operating assets • Argentina, others	-27	-107
Other ordinary income	63	94
Provision related to antitrust investigation		-120
Total	212	-49



Cash flow from operating activities



Million CHF
Margin
18.9%
17.6%
18.4%
2'557
2'402
- 6.1%
2'388
- 0.6%
2000
2001
2002

Holcim

Cash flow statement

Million CHF	2000	2001	2002	+/-
Cash flow from operating activities	**2'557**	**2'402**	**2'388**	-0.6%
Investments to maintain productive capacity and to secure competitiveness	-816	-855	-843	-1.4%
Free cash flow	**1'741**	**1'547**	**1'545**	-0.1%
Expansion investments	-824	-875	-409	-53.3%
Financial investments	-1'929	-1'949	-245	-87.4%
Dividends paid	-294	-323	-358	10.8%
Financing (requirement) surplus	**-1'306**	**-1'600**	**533**	-133.3%



Financing

Million CHF	2000	2001	2002	+/-
Financing (requirement) surplus	**-1'306**	**-1'600**	**533**	-133.3%
Equity capital paid-in (including minority interests)	–	1'426	-10	
Movements of treasury shares net	236	-372	-1	
Increase in financing liabilities	1'726	490	334	
Equity component of convertible bonds	–	–	58	
Decrease in marketable securities	–	660	16	
Increase in cash and cash equivalents	**656**	**604**	**930**	54.0%



Gearing


100.7%
94.1%
93.9%
9'000
9'060
10'383
9'768
9'435
8'857
2000
2001
2002
Equity in million CHF
Net financial debt in million CHF
Gearing

Employee benefit obligations

- A large part of the employees' pension funds (contribution plans) are completely outsourced and independent.
- The present value of the actuarial obligation amounts to CHF 1'998 million.
- To cover the plan obligations there are assets of CHF 1'582 million available and provisions in the balance sheet of CHF 416 million.
- Although the Group has no obligation above the legally binding contributions for the majority of the plans, the Group charges the calculated underfunded amount to the balance sheet in accordance with IAS 19.
- The actuarial obligations that are not yet recorded in the statement of income amounted to CHF 141 million as per December 31, 2002 (CHF 61 million in 2001) and will be amortized in 2003 with CHF 8 million.



Energy cost

- Total energy cost included in production cost

	Mio. CHF	in % of net sales
Thermal energy	607	4.6
Electricity	647	5.0
Total energy cost	**1'254**	**9.6**

- For 2003, most of thermal energy requirement already contracted or on stock



Financial indicators

	2000	2001	2002	Target
Operating EBITDA margin (%)	24.9	24.4	25.7	30
ROE (%)	13.1	11.0	7.1	13-15
RONOA (%)	13.2	12.3	11.9	15-18
Gearing (%)	100.7	94.1	93.9	80-100
Funds from operations / Net financial debt (%)	27.2	25.1	26.4	> 25
EBITDA net interest coverage	5.6	5.5	5.9	> 5
EBIT net interest coverage	3.4	3.3	3.2	> 3
Standard & Poor's Rating			BBB+	


Holcim

Definitions

		Annual Report 2002 Pages
Operating EBITDA	Earnings before interest, taxes, depreciation, amortization and other (expenses) income	74/90
EBITDA	Earnings before interest, taxes, depreciation and amortization	74/90
EBITDA net interest coverage	EBITDA divided by financial expenses (excluding foreign exchange gain/loss)	74/92
EBIT net interest coverage	EBIT divided by financial expenses (excluding foreign exchange gain/loss)	74/92
Funds from operations	Group net income before minority interests plus total depreciation and amortization	74/90
Cash-EPS	Group net income after minority interests plus amortization of goodwill and other intangible assets divided by total weighted number of shares after deduction of treasury shares	74/93/97


Holcim

Outlook 2003 I

- Higher efficiency leads to better operating results in Europe. Price pressure remains.
- In North America a slight improvement in operating results in local currency is expected
- Continuing solid operating results in Latin America. Positive developments balance out negative impacts.
- Excluding political risks, positive earnings forecast for Africa Middle East.
- Asia Pacific is budgeting largely better financial results.


Holcim

An excellent global presence strengthens the Group.

Outlook 2003 II

- Holcim focuses on further efficiency increases in production and distribution.
- We continue to invest selectively.
- Holcim aims to generate a solid free cash flow.
- Holcim is dedicated to maintain its comparatively strong investment rating.
- We expect a further increase in the operating EBITDA margin.

Strength. Performance. Passion.

Holcim

FILE 82-4093

Corporate Communications



Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

Media release

Holcim posts solid operating result in difficult market environment

Jona/Zurich, March 19, 2003 – The Holcim Group achieved its operative targets in 2002. Thanks to a balanced global and regional market presence and consistently pursued efficiency enhancement drives, the CHF 1.903 billion operating profit virtually matched the previous year's level despite heavy currency translation losses. Adjusted for currency effects and changes in the scope of consolidation, internal growth reached a solid 6.8 percent. Special factors led to a 37.7 percent decline in Group net income to CHF 506 million. The Board of Directors will be proposing to the Annual General Meeting that an unchanged dividend be paid.

Sales trends and financial results

Cement and clinker deliveries increased to 90.5 million t (2001: 84.3). Sales of aggregates were lifted to 92.1 million t (2001: 89.5), and ready-mix concrete volumes reached 25.3 million m^3 (2001: 25.5).

On consolidated net sales of CHF 13.010 billion (2001: 13.644) Holcim achieved an operating EBITDA of CHF 3.341 billion (2001: 3.335), an operating profit of CHF 1.903 billion (2001: 1.945) and a Group net income after minority interests of CHF 506 million (2001: 812). Earnings per dividend-bearing bearer share came to CHF 12.97 (2001: 21.20). Cash flow from operating activities amounted to CHF 2.388 billion, matching the previous year's level (2001: 2.402).

Key influencers

The decline in operating profit is attributable entirely to adverse currency factors. Excluding parity shifts and changes in the scope of consolidation, operating profit increased by 6.8 percent. Group regions Africa Middle East and Asia Pacific exerted a favorable impact on the operating result. Latin America again made a significant contribution to the operating result. The strong decline in Group net income after minority interests is primarily due to a CHF 120 million provision made in connection with a pending legal proceeding in Germany, write-offs of CHF 63 million on decommissioned non-operating facilities in Argentina, a CHF 60 million increase in earnings tax, and write-offs of CHF 31 million on Holcim's investment in Swiss International Airlines.

FILE NUMBER

82-4093

Investment activity
Net investments in property, plant and equipment were down by CHF 478 million to CHF 1.252 billion. The sharp decline in investments reflects the completion of larger newbuild projects. Investments in existing plants to streamline and improve production and distribution processes as well as in environmental protection and occupational safety amounted to CHF 917 million (2001: 941).

Proposed dividend
The Board of Directors will be proposing to the Annual General Meeting on June 4, 2003 that an unchanged gross dividend of CHF 5.- per bearer share be paid and CHF 1.- per registered share.

Outlook for 2003
Thanks to the restructuring measures implemented, Holcim is well equipped to achieve robust results even if the global economy takes a further turn for the worse. Holcim is resolutely focusing on sustainable efficiency increases, while subscribing to a strategy of selective investment and generating a solid free cash flow.

The Board of Directors and Executive Committee are convinced that the Group is ideally positioned to profit to an above-average extent from an economic upswing.

Key figures

Holcim Group		2002	2001	+/-%
Production capacity cement	in million t	141.9	121.2	+17.1
Sales of cement and clinker	in million t	90.5	84.3	+7.4
Sales of aggregates	in million t	92.1	89.5	+2.9
Sales of ready-mix concrete	in million m^3	25.3	25.5	-0.8
Personnel		51,115	47,362	+7.9
Net sales	in million CHF	13,010	13,644	-4.6
Operating EBITDA	in million CHF	3,341	3,335	+0.2
EBITDA	in million CHF	3,399	3,574	-4.9
Operating profit	in million CHF	1,903	1,945	-2.2
Group net income before minority interests	in million CHF	797	1,031	-22.7
Group net income after minority interests	in million CHF	506	812	-37.7
Cash flow from operating activities	in million CHF	2,388	2,402	-0.6
Gearing	in %	93.9	94.1	-

* * * * * * *

With majority and minority interests in more than 70 countries on all continents, Holcim is one of the world's leading suppliers of cement, as well as aggregates (gravel and sand), concrete and construction-related services. The Group employs a workforce of some 50,000.

* * * * * * *

This media release is also available in German and French.

* * * * * * *

Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

* * * * * * *

Media conference: Wednesday, March 19, 2003, 09.00 a.m., Holcim, Hagenholzstrasse 85, 8050 Zurich.



FILE NUMBER
82-4093

Holcim in 2002 and Outlook for 2003
Markus Akermann, CEO

The spoken word prevails.
19 March 2003

Holcim Group 2002

Thanks to increased efficiency, a balanced global and regional presence and very selective investment activities, Holcim could largely cushion the operational impact of the weakening markets and highly negative exchange rate movements seen increasingly towards the end of the year. This is proof of how rapidly Holcim can respond to changes in the individual markets and at Group level. A good example of the current optimization process is the regional merger of management units and service centers. In the year under review, we made headway with projects of this kind in Europe, Latin America and Asia. The outcome of these successes is a continued strong operating result with a higher operating EBITDA margin and a solid cash flow. Due to various special factors, Group profit fell short of last year's result by just under 40 percent.

Corporate Governance

Corporate Governance is a matter that we take seriously at Holcim. The completely new section of our Annual Report is based primarily on the guidelines of SWX Swiss Exchange, but also meets the requirements of our shareholders and the public. Since the beginning of 2002, the functions of Chairman of the Board of Directors and CEO have been separated. An Audit Committee and a Nomination & Compensation Committee have also been set up. Together with a general tightening of internal control mechanisms, Holcim has made all necessary adjustments in the area of Corporate Governance.

Roadmap to increase efficiency

Holcim aims to improve its consolidated operating performance. To achieve this goal, we have drawn up a roadmap defining which measures are to be taken to bring about a sustainable increase in the Group's operating EBITDA margin from the current 26 to 30 percent. This roadmap is binding on our Group companies and also serves as a benchmark and standard for concrete activities. From a Group point of view, the introduction of standards is important because they make the interplay between Group and Group companies more efficient. And new companies can also be integrated much more rapidly into the Group. Top priority is given to the optimum use of alternative fuels and raw materials in the production process while observing environmental protection legislation.

Europe

In Western Europe, there was a further weakening of economic growth. The construction sector was nevertheless buoyant in a number of markets. This was particularly true for Spain and Italy. In Eastern and Southeast Europe, demand for building materials increased significantly in some areas. But some markets also had negative growth rates. Here, we are referring in particular to Germany. In overall terms, cement consumption fell by nearly one percent. We expect the EU's eastern enlargement will in future provide an even greater fillip to the construction sector in particular.

Positions in Europe
There were no fundamental changes in our European presence. I would, however, like to single out the acquisition of Cementos de Hispania, announced a few days ago. The Novi Popovac plant was consolidated for the first time. This plant is set to play a key role in the build-up of Serbia's building materials sector over the coming years. Finally, falling cement demand forced our decision – around a fortnight ago – to close the Thayngen plant in northeast Switzerland.

Facts Europe
We achieved significantly higher cement sales in Spain, Italy and Croatia. But the companies in Slovakia, Hungary and Bulgaria also reported a rise in sales. Due to the economic situation, Holcim (France Benelux) was not quite able to match the level of the previous year. In Germany, Alsen held its position well in a strongly declining market. We systematically pursued the cost-cutting programs that were introduced in the previous year to improve efficiency. In the Czech Republic and Slovakia, and more recently Hungary too, we have merged our three national companies into a single, multinational management unit. Most Group companies achieved a clear improvement in operating results. Given the difficult external framework in some areas, consolidated operating profit for region Europe fell by 6.6 percent.

Status Eternit AG, Niederurnen (Switzerland)
Asbestos has been in the news everywhere for some time now. And questions are occasionally also raised with regard to Group company Eternit AG. Holcim took over Eternit AG, producing asbestos-free. The company has never owned a stake in asbestos-processing companies abroad. Eternit AG had no connection with any foreign companies with a similar or identical brand name. Current and former employees of Eternit AG, with its Niederurnen and Payerne plants, are insured with Switzerland's national accident insurance fund SUVA. Therefore, no extra charges are to be expected for Eternit AG in this context. Neither Eternit AG nor Holcim has ever produced, imported or traded products containing asbestos in the United States. There is no basis for legal action against Holcim in the USA.

Status of cartel investigation (Germany)
I would also like to make a few remarks about the investigation being conducted by Germany's Federal Cartel Office. Since proceedings have not yet been completed, I have to restrict myself to the facts. The fact is that last year an investigation was initiated against some 30 German cement producers. Both Holcim Group companies, which recently came under new management, have been cooperating with the authorities and helping to clarify the facts. The investigation is approaching conclusion, and Alsen has decided to charge provisions of EUR 80 million to the 2002 accounts. Holcim Baden-Württemberg is not expecting to be fined. Holcim has strengthened measures to ensure compliance in competition behavior.

Strengthening of market presence (Spain)
Subject to the approval of the Spanish antitrust authorities, Holcim is to take over Cementos de Hispania and integrate it into Holcim (España). This key

strategic move gives Holcim control over the Yeles cement plant with an expandable annual capacity of 0.9 million tonnes of cement, as well as Hispania's well positioned mortar business. This rounds out Holcim's existing activities on the Iberian Peninsula for the long term. The plant near Madrid provides Holcim with access to Spain's largest and most dynamic cement market, and the acquisition will also ideally reinforce Holcim's existing aggregate and ready-mix operations in this central Spanish market. Corresponding with the acquisition, Holcim sold its 10-percent stake in Dyckerhoff AG to Buzzi Unicem S.p.A.

North America
The US economy grew by more than 2 percent last year. Developments showed a mixed picture, however. In the second half, and particularly towards the year-end, growth tapered off significantly. Cement consumption in the USA fell by nearly 4 percent. In regional terms, there were considerable disparities. The Canadian economy, on the other hand, showed solid growth. The number of newly begun owner-occupied homes grew by more than a quarter against the backdrop of attractive interest rates and rising incomes. Consumption of cement rose by 1 percent.

Positions in North America
The Portland plant began operating in July 2002. This marks the completion of another phase of expansion in the United States. Work is currently concentrated on completion of the Holly Hill plant in South Carolina. The regulatory process for both US newbuild projects is proving costly.

Facts North America
Cement deliveries at St. Lawrence in Canada were practically unchanged, and the company once again exceeded the previous year's good results. As well as its excellent market positioning, success was based on rising efficiency across the group as a whole. Sales at Holcim (US) fell due to overall market conditions, but also as a consequence of production bottlenecks at the Portland plant. Following the inauguration in July 2002, Holcim (US) managed to offset part of the shortfall by the year-end. The new plant also enabled us to cease production at the neighboring Fort Collins site. Despite internal growth, operating profit for the Group's North America region fell by 3.9 percent due to exchange rate factors. In line with our sustainable development goals, the North American Group companies joined the US Environmental Protection Agency's Climate Leader Program. Membership requires that participating firms voluntarily adhere to strategies and objectives aimed at reducing greenhouse gases.

Status of expansion projects
With plants having already been refurbished at various sites in previous years, and the Portland plant commissioned in July 2002, the focus of investment has switched to modernization of the facilities in Holly Hill. Greater capacity at this plant will make it more able to address market needs from the third quarter of 2003. Step by step, investment is leading to a sustained improvement in the cost base of Holcim (US). We are continuing to pursue the complex and time-consuming regulatory process for the construction of

cement plants at new locations. In the US state of New York, St. Lawrence Cement is seeking approval to build a plant with a capacity of 2 million tonnes a year. Realization of the Greenport project would give us the opportunity to replace an environmentally less efficient plant in its immediate vicinity. In a second project, Holcim (US) is planning to build a cement plant on the Mississippi. In environmental terms, all plants will meet the latest technology standards.

Latin America
In a difficult global environment, Latin America's economic performance deteriorated. A number of countries nevertheless put up a strong show of resistance. In Mexico, there was a considerable improvement in the economic situation. Similar developments were seen in most Central American countries. Ecuador also held up well, and Chile enjoyed a robust economy. Brazil proved to be resistent to the crisis, and in Argentina the recession seems to have bottomed out. In overall terms, the construction sector was very stable. This was particularly the case in Mexico and parts of Central America, but also in Ecuador and Chile. In Colombia, demand for cement rose slightly for the first time in two years. Venezuela suffered from the weak economic situation and political turbulence. In Argentina, there was a massive drop in demand for cement. In Group region Latin America, cement consumption fell by 2 percent in overall terms.

Positions in Latin America
We strengthened our market position in northern Mexico, where we doubled production capacity at the existing Ramos Arizpe site. The plant has been completed at just the right time, and should consequently benefit fully from the buoyant demand for cement. A multi-year program to increase capacity at the Cerro Blanco plant in Ecuador was concluded. At this point, I'd like to mention that in Argentina we have fully restructured our production facilities in all key sub-markets; this is now enabling us to operate from a position of strength.

Facts Latin America
In the case of cement, this Group region suffered only a marginal fall in sales. In Mexico, Apasco benefited strongly from a recovery in the construction sector. The Group companies in Central America and the Caribbean practically held their volumes, despite falling demand in some areas. Our company in Ecuador also operated successfully, achieving gains across all segments. In Venezuela, sales volumes fell only slightly thanks to exports of cement, and Boyacá in Colombia actually raised its cement sales. In Argentina, Minetti suffered market-related setbacks in all segments. Holcim Brazil held up well, and Polpaico in Chile virtually held its sales despite cement imports from Argentina and Asia. Operating profit for this Group region weakened by around 4 percent; in US dollar terms, operating profit increased by another 4 percent.

Africa Middle East
Business levels were good in Holcim's key markets. In Morocco, demand for cement was stimulated by investment in low-cost housing and an expansion of the motorway network. In Egypt, the building materials industry benefited

from public-sector housing programs and rising private consumption in rural areas. In Lebanon, the construction of new hotels provided a boost for the building industry, while in South Africa an overall improvement in the economic climate fuelled rising demand.

Positions in Africa Middle East
In Morocco, we began capacity expansion at the Ras El Ma site in Fès. In Egypt, we benefited from the first-time availability of an entire year's output from all four kiln lines at the El Soukhna plant. Construction of kiln line 3 at the Dudfield plant in South Africa is proceeding. Finally, Alpha disposed of its minority one-third stake in the Simuma plant belonging to Natal Portland Cement.

Facts Africa Middle East
Substantial increases in sales were achieved by the Group companies in Morocco, Egypt, Lebanon and South Africa. Consolidated cement sales in this Group region therefore rose by just under 4 percent. The greatest increase in volumes came from Egyptian Cement. Group company Alpha also made gains across all areas of its business. In the year under review, this region's consolidated operating profit grew by more than 20 percent. Excluding the negative impact of exchange rates, the rise would have been even more significant. In line with the company's objective of sustainable development, various projects to protect the environment have been implemented. Alpha, which is taking a lead role in environmental matters in South Africa, received several industry awards.

Asia Pacific
The Asia Pacific markets in which Holcim operates showed an increasingly strong economic performance. Thailand achieved an impressive rate of growth, while Australia, Indonesia, the Philippines and Malaysia also moved up a gear. Cement consumption increased in all markets aside from Malaysia and New Zealand. The biggest increase in volumes was achieved in Azerbaijan, Thailand and Vietnam. In the countries served by Holcim, cement consumption grew by 10 percent in overall terms.

Positions in Asia Pacific
The first-time consolidation of Semen Cibinong had a substantial influence on the results of this Group region. In the Philippines, the merger of the two Group companies Union and Alsons allowed us to create a strong group under a single management team. With an annual capacity of around 8.9 million tonnes, we rank among the leading cement manufacturers in the Philippines. In Vietnam, we have started to build up additional capacity. A new grinding plant with an annual capacity of 1.3 million tonnes of cement will cater for the growing demand for cement in southern Vietnam from 2004.

Facts Asia Pacific
Volumes showed a strong increase across all segments. The first-time consolidation of Semen Cibinong played a substantial role in this development. In Thailand, cement deliveries exceeded expectations. Holcim Vietnam operated at maximum capacity. Queensland Cement in Australia

also performed better, and in New Zealand our company more or less maintained its sales level. In Sri Lanka, we suffered from imports of cement. The Philippines plants expanded their cement sales. A majority of companies in this region reported higher sales despite the deterioration in exchange rates. Consolidated operating profit rose by 5.8 percent.

Status Queensland Cement (Australia)
In Australia, we decided for strategic reasons to merge Queensland Cement with the cement interests of Australian Cement Holdings. We were recently given the green light by the regulator, and will now be able to proceed quickly. Australian Cement is a joint venture between CSR and Hanson. The merger will create Australia's largest cement group. The production sites offer a perfect match. Our plant in Gladstone caters primarily for the state of Queensland. Australian Cement, on the other hand, mainly serves the markets in New South Wales and Victoria. Around 80 percent of the population currently lives in these three states. Holcim is to transfer Queensland Cement, together with its domestic operations, to the new business unit and thereafter will acquire 50 percent of the share capital in the cement company. CSR and Hanson will each retain 25 percent. A higher contribution to Group results is expected from 2004.

Outlook 2003 – I
The political situation in the Middle East is impacting negatively on the global economy. Against this backdrop, it is difficult to predict how business will develop. But the fact is that thanks to its excellent positioning and its ability to adapt fast to changing situations, the Holcim Group can also boast robust results during an economic downturn. And we will profit all the more from an economic recovery. Even ignoring the prevailing uncertainties, we are not expecting any significant improvement in demand in Western Europe this year. By contrast, there are signs of a continued favorable development in Eastern Europe. We are expecting to just about maintain sales levels but anticipate an improvement in operating results. Building activity will be flat in the USA. We are expecting further growth in Canada. In terms of local currencies, Group region North America is likely to see a slight improvement in its consolidated result. Economic developments in Latin America will again differ from country to country. Positive and negative influences on the individual markets should balance out. Excluding special factors, we expect another solid operating result. Developments in the Middle East are still very uncertain. Expectations, at least in the short term, remain muted. We are anticipating an improvement in earnings in key markets in Africa. In all markets relevant to us in Asia Pacific, we expect economies to remain on a positive track. Most companies are budgeting higher sales and better financial results.

Outlook 2003 – II

In future too, Holcim will be focusing on further efficiency increases along the entire added value chain. We will continue to invest selectively and only engage in projects offering high and direct value growth. Primarily, we aim to generate a solid free cash flow and achieve a healthy balance sheet. In this connection, it is also important for us to maintain our excellent rating.

I would like to close my remarks by saying that, barring unforeseen events, the Executive Committee is expecting a further increase in operating EBITDA margin.



FILE NUMBER
82 - 4093

Holcim Annual Results 2002
Financial Statements
Theophil H. Schlatter, CFO

The spoken word prevails.
19 March 2003

Ladies and Gentlemen

It's a pleasure for me to lead you through our financial results for the year ending 2002. In your handout you will find a number of backup slides on which I will not comment. I'd like to start with the key financial figures.

Key financial figures

As Markus Akermann already mentioned, in 2002 our strong operational results were diluted by the significant negative currency impact and some one-time charges. To show the operational achievements we also indicated changes of key figures in local currency terms beside the variance in the Swiss Franc. In light of this, we are very pleased to report strong and robust operating results given the difficult worldwide economic situation. In local currency terms, net sales increased by 2.1%, operating profit by 5.8% and operating EBITDA by 7.7%. Due to one-time charges, EBITDA in local currencies increased by 2.5% and Group net income decreased by 37.7% in Swiss Franc terms. Cash flow from operating activities was stable at 2.4 billion Swiss Francs. Earnings per dividend-bearing bearer share declined by 39% to CHF 12.97 and cash earnings per share declined by 26% to CHF 20.68. On the basis of the good operating results and the sound financial position of Holcim, a constant dividend of CHF 5.00 per bearer share will be proposed at the shareholders' meeting.

Major changes in the scope of consolidation

The major change in the scope of consolidation was the first-time inclusion of our Indonesian subsidiary PT Semen Cibinong that added a capacity of 9.6 million tonnes and net sales of CHF 359 million to the Group portfolio. As a result of the merger between our two Philippine companies, Union Cement is now also fully consolidated.

Capacity and sales volumes

Sales of cement and clinker increased by 7.4% to 90.5 million tonnes, mainly due to the first-time consolidation of PT Semen Cibinong. Volumes of aggregates increased by 2.9%, while volumes of ready-mix concrete decreased by 0.8%.

Exchange rates

The devaluation of the most important currencies against the Swiss Franc has had, as already mentioned, a significant impact on our annual results. The

USD and EUR average exchange rates depreciated by 8.3% and 2.6% against the CHF respectively. As can be seen from the sales weighted baskets, most of the other currencies also decreased in value against the Swiss Franc. The average currency impact on the income statement and cash flow was between -6 and -8%.

Currency exposure

Our net sales and operating profit generated in Swiss Francs amount to only 7% and 6% of the Group total respectively. The Group has its most important currency exposure to the USD. Net sales of companies that report in USD amount to 41% and their operating profit to 51% of the Group total. The corresponding numbers for the Euro are 26% and 19%.

Net sales by region

Net sales amounted to CHF 13'010 million and fell short of the 2001 figure by 4.6% mainly as a result of exchange rate movements. In local currencies and excluding changes in structure, sales decreased only slightly. The positive change in structure effect of 2.9% is primarily a result of the first-time consolidation of PT Semen Cibinong that contributed sales of CHF 359 million.

Europe noted internal sales growth of 1.3% that was offset by the negative currency effect of 1.7%. Strong growth rates were recorded in Italy, Spain and most of the Eastern European countries. Negative developments were noted in Germany, Switzerland and the Czech Republic.

Net sales in North America decreased by 12.1%, whereas there was a noteworthy negative currency impact of 8.1%. Excluding exchange rate movements, our Canadian subsidiary St. Lawrence Cement almost achieved 2001 sales level. Sales of Holcim (US) declined as a result of the sluggish market and the delays in bringing the Portland plant on stream.

Half of the decrease in sales of 14.6% in Latin America is due to volume/price effects, the other half is a result of the exchange rate movements. Internal sales growth in Mexico, Costa Rica, Nicaragua, Panama, Ecuador and Chile almost compensated for the declines in Argentina, Brazil and Venezuela.

In Africa Middle East, the growth of 10.6% was mainly contributed by Lebanon, Morocco, Egypt and South Africa. These results were overshadowed by the strong negative currency effect of 16.9%. Major exchange rate impacts came from the Egyptian Pound and the South African Rand that depreciated by 20% and 25% respectively.

While internal sales growth in Asia Pacific was 7.2%, the currency impact was negative by 8.7%. First-time consolidations (mainly Cibinong) had a positive influence of 29.9%. With the exception of Sri Lanka, Malaysia and New Zealand, all Group companies reported positive internal sales growth for the region.

Today, Holcim generates 33% of its sales in Europe, 24% in Latin America, 21% in North America, 13% in Asia Pacific and 9% in Africa Middle East. We believe that the current split of 47% / 53% between emerging and mature markets is unique and positions us ideally for future top-line growth while keeping the benefits of a well diversified portfolio.

Net sales by segment

Holcim continued to focus on its core business. The share of our core products cement and clinker in total sales increased to 70%. While aggregates and concrete amounted to 24% of sales, other products and services contributed with 6%.

Operating profit

Due to various restructurings already completed in several Group companies and ongoing improvements in efficiency along the whole value chain, operating results improved significantly. The strong internal increase in operating profit of CHF 133 million or 6.8% is more than offset by the result of the negative currency impact of 8.0%. The change in structure effect of -1% stems from the first-time consolidation of PT Semen Cibinong. The operating profit margin increased by 0.3 percentage points to 14.6%.

Operating profit by region

With the exception of Europe, all Group regions reported positive internal operating profit growth.

Operating profit in Europe decreased by 6.6% as a result of the difficult market situation in Germany, France/Benelux and Switzerland, which also lead to further restructuring costs. Group companies in the other European countries all improved their operating profit. In particular Italy, Spain and all

Eastern European countries reported excellent results. Overall the operating profit margin decreased by 0.6 percentage points to 10.7%.

In North America on the whole, operating profit in Swiss Francs decreased by 3.9% even though internal growth was positive by 4.6%. After the successful re-commissioning of the new Portland plant in July 2002, significant improvements were made in the second half of 2002. The operating profit margin increased by 0.9 percentage points to 10.6%. Holcim (US) as well as St. Lawrence Cement contributed to this improvement.

Once again, the highest contribution of operating profit came from Group region Latin America with a share of 40% of Group operating profit. Given the difficult economic situation in some of this region's countries, internal growth of 4.3% is an excellent result. Strong improvements in Mexico, Costa Rica, Nicaragua, Panama, Ecuador and Chile more than compensated the declines in internal growth in other countries (e.g. Argentina, Brazil, Venezuela). The currency effect was negative by 8.5%. Margins improved by 2.6 percentage points to 24.2%.

Africa Middle East reported an impressive internal growth of 43%. All companies except Holcim (Outre-Mer) contributed to this improvement. The negative currency impact of 23% was substantial. Nevertheless, operating profit margins improved significantly by 4.8 percentage points to 21.3%.

A similar scenario was observed in Asia Pacific with strong internal growth of 25% and a negative currency impact of 5.8%. The first-time inclusion of PT Semen Cibinong had a negative impact of CHF 21 million on this region's operating profit mainly due to cost of integration. Very positive results were reported by our Azerbaijanian, Vietnamese and Australian subsidiaries.

Operating EBITDA

Group 2002 operating EBITDA improved slightly by 0.2% to CHF 3'341 million. Internal growth was positive 5.5% while the currency impact was negative 7.5%. The improvement of the operating EBITDA margin was strong with 1.3 percentage points to 25.7%.

Group net income

As a result of some one-time charges which I will explain in the next slide, Group net income after minorities was down by 38% to CHF 506 million. A higher deferred tax charge of CHF 37 million and an increase of CHF 72 million in minority interests contributed to this reduction. The latter reflects the strong performance of our Group companies in South Africa, Vietnam, Lebanon, Canada and Chile where we have large minority shareholders.

Variance in other (expenses) income

The decrease in 'other expenses/income' is a result of several factors: the provisions of CHF 120 million for the German antitrust investigation, the partial write-down of CHF 31 million on our investment in Swiss International Airlines, the depreciation and amortization of non-operating assets of CHF 63 million related to the crisis in Argentina, the loss on the sale of Cimpor shares, exchange rate movements and the generally lower interest rate level.

Cash flow statement

Cash flow from operating activities remained strong at CHF 2'388 million. In local currency terms, cash flow even increased by 6.5%. The cash flow margin improved to 18.4%. Investments to maintain productive capacity and to secure competitiveness amounted to CHF 843 million of which the major projects were in the United States and in Mexico. Expansion investments were CHF 409 million and financial investments CHF 245 million. Due to this reduction in investment activities, Holcim reported a financing surplus of CHF 533 million.

Financing

As a result of the financing surplus and the two convertible bonds launched last year, Holcim has substantially strengthened its balance sheet. The average debt maturity was extended to 5.3 years and the cash position increased to an impressive CHF 2.8 billion.

Employee benefit obligations

A large part of the employees' pension funds work under the contribution plans and are completely outsourced and independent. The present value of the plans total obligations amount to CHF 1'998 million. To cover the related obligations, there are assets of CHF 1'582 million available and provisions in the balance sheet of CHF 416 million. Although the Group has no obligations above the legally binding contributions for the majority of the plans, the Group charges the calculated underfunded amount to the balance sheet in accordance with IAS 19. The actuarial obligations that are not yet recorded in the statement of income amounted to CHF 141 million as per December 31,

2002 and CHF 61 million in 2001. This will lead to an amortization of CHF 8 million in 2003.

Energy cost

I'd like to make a short comment regarding our energy costs due to the significant increase in global oil prices. Total energy costs in 2002 were CHF 1'254 million and accounted for 10% of our total net sales. About half of these costs can be assigned to thermal energy and the other half to electricity expenses. About 10% of the thermal energy mix is oil based (heavy oil), and about three quarter relate to coal, petcoke and natural gas, the remaining 15% relate to alternative fuel. As most of our thermal energy requirements for 2003 are already contracted or on stock, we don't see a major issue arising from the recent increase in energy prices.

Financial indicators

I'd like to conclude my presentation with our financial targets. With an improvement of 1.3 percentage points to 25.7% in 2002 we have made a major stride in coming closer to achieving our target operating EBITDA margin of 30%. Most of the ratios that reflect our financial strength were within our target ranges and given the difficult economic environment are a major achievement. With a Standard & Poor's BBB+, outlook stable, rating, we are proud to have the best rating in the cement industry.


Holcim
www.holcim.com